The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are part of an effective registration statement filed with the Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell, nor do they seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)
Registration No. 333-148713

PRELIMINARY PROSPECTUS SUPPLEMENT	SUBJECT TO COMPLETION, DATED DECEMBER 1, 2009

(To Prospectus dated March 18, 2008)

  % Convertible Perpetual Preferred Stock

750,000 Shares

Energy XXI (Bermuda) Limited

We are offering 750,000 shares of   % convertible perpetual preferred stock (the “convertible preferred stock”). The annual dividend on each share of convertible preferred stock is $   and is payable, when, as and if declared by our board of directors, quarterly in cash, common stock or a combination thereof at our election, in arrears, on each March 15, June 15, September 15 and December 15, commencing on March 15, 2010. Each share of convertible preferred stock has a liquidation preference of $100.00 per share and is convertible, at the holder’s option at any time, initially into       shares of our common stock (equal to an initial conversion price of approximately $   per share), subject in each case to specified adjustments as set forth in this prospectus supplement. The convertible preferred stock is not redeemable by us at any time. If a fundamental change occurs, we may be required to pay a make-whole premium on convertible preferred stock converted in connection therewith, as described in this prospectus supplement. On or after December 15, 2014, we may at our option cause all outstanding shares of the convertible preferred stock to be automatically converted into that number of shares of common stock for each share of convertible preferred stock equal to the then-prevailing conversion rate if the Daily VWAP of our common stock equals or exceeds 150% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days.

Our convertible preferred stock is not listed on a public exchange and no public market exists for our convertible preferred stock. Our common stock is traded on The NASDAQ Capital Market (the “NASDAQ”) and on the London Exchange Alternative Investment Market (the “AIM”) under the symbol “EXXI.” On November 27, 2009, the last sale price of our common stock as reported on the NASDAQ was $2.47 per share.

Concurrently with this offering, we are offering 90,000,000 shares of our common stock (103,500,000 shares if the underwriters exercise their over-allotment option in full). The common stock will be offered pursuant to a separate prospectus supplement. This prospectus supplement shall not be deemed an offer to sell or a solicitation of an offer to buy any of our common stock. This offering is not conditioned upon the closing of the concurrent offering of the common stock, and there is no assurance that such offering will be completed or, if completed, that it will be completed for the amount or on the terms contemplated.

Investing in our securities involves risk. You should carefully consider each of the factors described under “Risk Factors” beginning on page S-15 of this prospectus supplement and page 9 of the accompanying prospectus, as well as the documents we have filed with the Securities and Exchange Commission that are incorporated by reference therein for more information, before you make any investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an additional 75,000 shares of our convertible preferred stock from us on the same terms and conditions set forth above if the underwriters sell more than 750,000 shares in this offering.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Energy XXI (Bermuda) Limited	$	$

The underwriters expect to deliver the shares on or about           , 2009.

Joint Book-Running Managers

UBS Investment Bank	Credit Suisse

The date of this prospectus supplement is December 1, 2009.

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information about securities we may offer from time to time, some of which may not apply to this offering.

If the information relating to the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the prospectus or any free writing prospectus prepared by or on behalf of Energy XXI (Bermuda) Limited. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the prospectus is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since such date.

You should read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before making your investment decision.

Prospectus Supplement

Prospectus

S-i

Where you can find more information

The Securities and Exchange Commission (“SEC”) allows us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below, which are filed with the SEC by us, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:

➢	Annual Report on Form 10-K, as amended, for the Fiscal Year Ended June 30, 2009 filed with the SEC on September 4, 2009;
➢	Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2009 filed with the SEC on November 3, 2009;
➢	Current Reports on Form 8-K and Form 8-K/A as filed with the SEC on September 4, 2009 (Items 8.01 and 9.01), September 18, 2009, September 21, 2009, September 23, 2009, September 23, 2009, September 29, 2009, October 5, 2009, October 8, 2009, October 13, 2009, October 13, 2009, October 15, 2009, October 19, 2009, October 21, 2009, October 28, 2009, October 29, 2009, November 12, 2009, November 19, 2009, November 23, 2009, November 24, 2009 and December 1, 2009; and
➢	the description of common stock in the Registration Statement on Form 8-A as filed with the SEC on July 30, 2007 (File No. 001-33628) under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and will be a part of this prospectus supplement and the accompanying prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus supplement and the accompanying prospectus, except as modified or superseded.

You may review these filings, at no cost, over the Internet at our website at http://www.energyxxi.com, or request a copy of these filings by writing or calling us at the following address:

Bo Boyd
Vice President of Law
1021 Main, Suite 2626
Houston, Texas 77002

S-ii

Cautionary statement regarding forward-looking statements

All statements included or incorporated by reference in this prospectus supplement, other than statements of historical fact, are forward-looking statements, including but not limited to statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” as well as similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. The absence of these words, however, does not mean that the statements are not forward-looking. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

➢	our business strategy;
➢	our financial position;
➢	the extent to which we are leveraged;
➢	our cash flow and liquidity;
➢	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;
➢	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;
➢	uncertainties in estimating our oil and gas reserves;
➢	replacing our oil and gas reserves;
➢	uncertainties in exploring for and producing oil and gas;
➢	our ability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;
➢	our ability to make acquisitions and to integrate such acquisitions;
➢	availability of drilling and production equipment and field service providers;
➢	disruption of operations and damages due to hurricanes or tropical storms;
➢	availability, cost and adequacy of insurance coverage;
➢	competition in the oil and gas industry;
➢	our ability to retain and attract key personnel;
➢	the effects of government regulation and permitting and other legal requirements;
➢	potential costs associated with maintaining compliance with those regulations promulgated by the U.S. Minerals Management Services (the “MMS”); and
➢	other factors discussed under “Risk Factors.”

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” beginning on page S-15 of this prospectus supplement and in Item 1A. “Risk Factors” in our annual report on Form 10-K for the year ended June 30, 2009. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

S-iii

Summary

This summary highlights information included or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read carefully the entire prospectus supplement, the accompanying prospectus, the documents incorporated by reference and the other documents to which we refer herein for a more complete understanding of this offering.

References to “Energy XXI,” “the Company,” “we,” “us” and “our” refer to Energy XXI (Bermuda) Limited and its subsidiaries, unless the context otherwise requires. Unless we indicate otherwise, the information presented in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares.

As used in this prospectus supplement, the terms “pro forma” and “on a pro forma basis” give effect to our exchange offer and private placement completed in November 2009, our pending acquisition of properties from MitEnergy, this offering, and our concurrent common stock offering (all of which are described below). See our Unaudited Pro Forma Consolidated Financial Statements included elsewhere in this prospectus supplement for more information about these transactions.

ENERGY XXI (BERMUDA) LIMITED

Overview

We are an independent oil and natural gas exploration and production company with operations focused in the U.S. Gulf Coast and the Gulf of Mexico. Our business strategy includes: (i) acquiring oil and gas properties; (ii) exploiting our core assets to enhance production and ultimate recovery of reserves; and (iii) utilizing a small portion of our capital program to explore the ultra-deep shelf for potential quantities of oil and gas. As of June 30, 2009, our estimated net proved reserves were 53.1 million BOE, of which 58% was oil and 64% was proved developed.

Since the beginning of 2006, we have completed three major acquisitions for aggregate cash consideration of approximately $1.2 billion. In February 2006, we acquired Marlin Energy, L.L.C. (“Marlin”) for total cash consideration of approximately $448.4 million. In June 2006, we acquired Louisiana Gulf Coast producing properties from affiliates of Castex Energy, Inc. (“Castex”) for approximately $311.2 million in cash (the “Castex Acquisition”). In June 2007, we purchased certain Gulf of Mexico shelf properties (the “Pogo Properties”) from Pogo Producing Company (the “Pogo Acquisition”) for approximately $415.1 million. Our core properties at June 30, 2009 were comprised of the following:

➢	Main Pass 61 Field. We have a 50% working interest in and operate the Main Pass 61 field, which had net production for the quarter ended September 30, 2009 of approximately 3.7 MBOED. Net proved reserves for the field, which is our second largest, were 90% oil. On a pro forma basis, we have a 100 % working interest in this field.
➢	South Timbalier 21 Field. We have a 100% working interest in this field, which had net production of approximately 4.9 MBOED during the quarter ended September 30, 2009, and accounted for approximately 30% of our net production for fiscal 2009.
➢	Viosca Knoll 1003 Field. We have a 16.7% working interest in the Viosca Knoll 1003 field, which is currently producing over 1.3 MBOED. On a pro forma basis, we have a 33.4% working interest in this field.
➢	Main Pass 73/74 Field. We have a 50% working interest in and operate the Main Pass 73 field, which is in close proximity to the Main Pass 61 field. This field consists of OCS blocks Main Pass 72, 73, and parts of 74. Average net production from this field for the quarter ended September 30, 2009 was approximately 0.9 MBOED. Net proved reserves for the field were 66% oil. On a pro forma basis, we have a 100% working interest in this field.
➢	South Pass 49 Field. We have a 33% working interest in and operate the South Pass 49 field unit, which has been shut-in since August 2008 when Hurricane Gustav damaged both the oil and gas sales pipelines. We currently estimate net field production of 0.8 MBOED to be restored in the third quarter of fiscal 2010. On a pro forma basis, we have a 66% working interest in this field.

On November 23, 2009, we announced the acquisition of certain Gulf of Mexico shelf oil and natural gas interests from MitEnergy Upstream LLC (“MitEnergy”), a subsidiary of Mitsui & Co., Ltd. for total cash consideration of $283 million (the “MitEnergy acquisition”). The properties, the vast majority of which consist of additional working interest in properties we currently operate, include 22 fields currently producing approximately 8,000 net barrels of oil equivalent (BOE) per day, approximately 77% of which is oil. Upon restoration of production volumes pending repair of third party pipelines damaged by hurricanes in 2008, net production is expected to reach 9,500 BOE per day. At June 30, 2009, total estimated net proved reserves of these properties was approximately 22.9 million BOE with a PV-10 value of $587 million. See “ — Summary Reserve Information”.

On a pro forma basis, our average daily production for the three months ended September 30, 2009 was approximately 21.2 MBOE per day, of which approximately 70% was oil, and our estimated net proved reserves as of June 30, 2009 were 76.1 million BOE. On a pro forma basis our average daily production is currently approximately 27.0 MBOE per day. Following the MitEnergy acquisition, we will operate or have an interest in 273 producing wells in 50 producing fields. All of our properties are located on the Louisiana Gulf Coast and in the Gulf of Mexico, with approximately 85% of our pro forma proved reserves being offshore. This concentration facilitates our ability to manage the operated fields efficiently and our high number of wellbore locations provides diversification of our production and reserves. On a pro forma basis, approximately 79% of our proved reserves are on properties we operate.

We intend to grow our reserve base through our drilling program and further strategic acquisitions of oil and natural gas properties. We believe the mature legacy fields on our acquired properties lend themselves well to our aggressive exploitation strategy. We have a seismic database covering approximately 3,100 square miles, primarily focused on our existing operations. We have identified approximately 100 drilling opportunities on our fields and anticipate drilling 4 development wells and 3 exploratory wells during fiscal year 2010. In addition, we expect our ultra-deep shelf exploration program to provide exposure to high impact exploration wells that could materially increase our reserve base should it prove successful. We expect to spend approximately $35 million on our drilling program for our existing assets. Following the MitEnergy acquisition, we intend to increase our capital expenditures consistent with the additional cash flow.

We actively manage price risk and hedge a high percentage of our proved developed producing reserves to enhance revenue certainty and predictability. In connection with our acquisitions, we enter into hedging arrangements to minimize commodity downside exposure. Assuming a pro forma average daily production rate of approximately 27.0 MBOE, we are 68% hedged for the remainder of fiscal 2010 with an effective price of $72.02 per barrel of crude and $6.52 MMBtu of natural gas and 50% hedged for fiscal 2011 with an effective price of $76.46 per barrel of crude and $6.89 MMBtu of natural gas. Our disciplined risk management strategy provides substantial price protection so that our cash flow is largely driven by production results rather than commodity prices. This greater price certainty allows us to efficiently allocate our capital resources and minimize our operating cost.

MitEnergy Acquisition

The vast majority of the properties to be acquired in the MitEnergy acquisition consist of the remaining non-operated working interests in the properties that we acquired from Pogo Producing Company in June 2007. MitEnergy acquired these interests in the Gulf of Mexico shelf properties from Pogo in June 2006 for approximately $500 million.

The anticipated benefits of the MitEnergy acquisition include:

➢	Substantial increase in net estimated proved reserves by 43% to 76.1 million BOE on a pro forma basis at June 30, 2009;
➢	Increased oil exposure to 64% of pro forma reserves up from 58% on a historical basis;
➢	Substantially improves certain credit metrics due to a substantial increase in reserves and EBITDA with nominal or no increase in debt;
➢	Substantial increase in the percentage of proved developed properties. On a pro forma basis, our reserves as of June 30, 2009 would be 73% proved developed, up from 64% on a historical basis at year ended June 30, 2009;
➢	Increase in production by 42% to a current run rate of approximately 27.0 MBOE per day on a pro forma basis;
➢	Addition of critical mass to our existing production base in the Gulf of Mexico, making us a top 10 producer based on annual equivalent volumes, and the fourth largest oil producer in this area based on oil production, in the Gulf of Mexico Shelf for the twelve month period ending August 2009;
➢	Consolidates our ownership of several of our existing core fields, including the Main Pass 61 field; and
➢	Positions us to regain our exemption from bonding with the MMS which would result in savings from reduced bonding costs of approximately $2.2 million and would improve our liquidity by the $27.8 million of credit support that currently collateralizes our bonding requirement.

In conjunction with the signing of the agreement with MitEnergy, we have purchased puts and put spreads covering 6,500 barrels per day of oil production at prices averaging $73.46 per barrel from January 2010 through June 2011. The MitEnergy acquisition is subject to customary closing conditions and adjustments, such as adjustments to the purchase price to reflect revenues generated between the effective date of July 1, 2009 and the closing, which is expected within 90 days. There is no assurance that the MitEnergy acquisition will be completed, or that the anticipated benefits listed above will be realized. This offering of convertible preferred stock will not be conditioned on the closing of the MitEnergy acquisition.

Business Strategy

Acquire Producing Assets.  Our acquisition strategy focuses on mature, producing assets that have a high percentage of oil. We target properties in the Gulf of Mexico and onshore Gulf Coast, our core geographic area of expertise, with a goal of identifying properties with remaining low risk upside which we believe can be achieved through operational enhancements. Since our formation in 2005, we have completed three major acquisitions, for total consideration of $1.2 billion to acquire 54.9 MMBOE of net proved reserves. In connection with our acquisitions, we generally enter into hedging arrangements to protect a portion of the acquisition economics.

Exploit and Explore Core Properties.  Following the MitEnergy acquisition, we intend to focus our efforts on exploitation of acquired properties through production optimization, infill drilling, and extensive field studies of the primary reservoirs. Our goal is to exploit the properties that we acquire to achieve at least a 20% increase in present value of the properties after acquisition. We will consider increasing hedges as we increase production to help protect our investment.

Explore the Ultra-Deep Shelf.  Using a portion of our exploration budget, we explore for reserves on the ultra-deep shelf (depths in excess of 25,000 feet) of the Gulf of Mexico, with each target we believe having potential reserves in excess of 100 million BOE. We have participated in three wells to date with participations ranging from 15% to 20%. Of these wells, one was unsuccessful, one is in process and the third, Davy Jones, is still drilling. We target to spend approximately 10% of our cash flow on these opportunities.

Business Strengths

Oil Focus.  We believe we have an oil focus in both our reserves and production as compared to many of our peers. Given the current commodity price environment and resulting disparity between oil and natural gas prices on a barrel of oil equivalent basis, our high percentage of oil reserves compared to our overall reserve base has proved to provide an economic advantage. Additionally, the production decline curve of oil is typically lower than a comparable natural gas decline curve, resulting in longer term production on current reserves. On a pro forma basis, our net proved reserves as of June 30, 2009 were approximately 64% oil.

Significant Technical Expertise.  We have assembled a technical staff with an average of over 25 years of industry experience. Our technical staff has specific expertise in developing our core properties. Additionally, members of our senior management team average over 28 years of operating experience in the Gulf of Mexico. We also own an extensive seismic database which is primarily focused on our core areas, covering 3,100 square miles, which assists us in identifying attractive development and exploration drilling opportunities.

Operating Control.  As the operator of a property, we are afforded greater control of the optimization of production, the timing and amount of capital expenditures and the operating parameters and costs of our projects. As of June 30, 2009, on a pro forma basis, we operated 79% of our properties under development.

Geographically Focused Properties in the Gulf of Mexico.  We operate geographically focused producing reserves located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore that gives us the opportunity to minimize logistical costs and reduce staff. Our experience in the Gulf of Mexico has led us to focus our efforts in that particular region, where we are familiar with the fields, drilling and production trends. We believe our asset base is characterized by lower-risk mature properties which have significant well control and predictable production profiles. Please read “Risk Factors — Risks Related to Our Business — Our lack of business diversification may adversely affect our results of operations” for risks associated with this concentration.

Recent Developments

Exchange Offer and Private Placement

On November 12, 2009, through an indirect wholly-owned subsidiary, we completed an exchange offer and consent solicitation in respect of our 10% Senior Notes due 2013 (the “Senior Notes”) pursuant to which we accepted for exchange $347.5 million principal amount of outstanding Senior Notes for $278 million principal amount of our newly issued 16% Second Lien Junior Secured Notes due 2014 (the “Second Lien Notes”). In conjunction with the exchange offer, we also received the consents from holders of the required principal amount of the Senior Notes to certain proposed amendments to the indenture under which the Senior Notes were issued, which modified certain of the restrictive covenants in that indenture in order to permit the issuance of the Second Lien Notes.

We also entered into a purchase agreement with a limited number of qualified institutional buyers (as defined in Rule 144A under the Securities Act) and institutional accredited investors for the private placement of an aggregate $60 million principal amount of Series B Second Lien Notes and 13,224,720 shares of common stock. We refer to these transactions as the “exchange offer and private placement.”

After giving effect to the exchange offer and the private placement, we have $276.5 million principal amount of Senior Notes and $338 million principal amount of Second Lien Notes outstanding. On a pro forma basis, at September 30, 2009, we had $190.8 million outstanding under our revolving credit facility and our borrowing base was $199 million. Following completion of the MitEnergy acquisition, we intend to request that the borrowing base be increased to $350 million to reflect the additional reserves acquired.

Annual General Meeting of Shareholders

On December 11, 2009, we will hold our 2009 Annual General Meeting of Shareholders for the purpose of (i) electing two directors as Class I directors, each for a three-year term; (ii) approving amendments to our 2006 Long-Term Incentive Plan, including an amendment to increase the number of our common shares available for awards under the plan to 19,000,000; (iii) approving an amendment to (1) our Memorandum of Association as filed with the Bermuda Registrar of Companies on October 14, 2005 to increase our authorized capital from 400,000,000 common shares to 1,000,000,000 common shares by creating 600,000,000 new common shares, and (2) our Bye-Laws to reflect the increase of the total number of common shares; (iv) authorizing our Board of Directors to effect a share consolidation or reverse stock split of our common shares at any time on or before December 31, 2010 at one of five reverse split ratios, 1 for 2, 1 for 5, 1 for 10, 1 for 15 and 1 for 20 as determined by our Board of Directors in its sole discretion, and if and when the reverse stock split is effected, reduce the number of our authorized common shares by the reverse split ratio determined by our Board of Directors to apply equally to our authorized common shares and file any required amendments to our Memorandum of Association and our Bye-Laws to effect the same; (v) authorizing our Board of Directors, in its discretion, to effect a cancellation of the admission of our common shares to the AIM, to be announced any time on or before March 11, 2010 if pursued; (vi) ratifying and approving the appointment of UHY LLP as our independent registered public accounting firm and to authorize the Audit Committee of our Board of Directors to set the auditors’ remuneration for the fiscal year ending June 30, 2010; and (vii) addressing any other matters that properly come before the 2009 Annual General Meeting and any adjournments or postponements of the meeting. Our Board of Directors has recommended that each shareholder vote in favor of these proposals but we can provide no assurance of the outcome of any of the proposals.

If our shareholders approve the stock split proposal referenced above, our Board of Directors intends to effect a reverse stock split, the goal of which, based upon the trading price of our common stock at the time of such stock split, would result in a post-split trading price of our stock of $10.00 per share or more. In addition, if our shareholders approve the cancellation of the admission on the AIM, we may in the future delist our common stock from the AIM.

Concurrent Common Stock Offering

We are offering in a concurrent offering (the “Common Stock Offering”) 90,000,000 shares of common stock (103,500,000 shares if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from the Common Stock Offering in the same manner as the net proceeds of this offering. See “Use of Proceeds.” The consummation of this offering of convertible preferred stock is not conditioned on the closing of the Common Stock Offering. We may elect not to complete the Common Stock Offering.

Corporate Information

Our principal executive offices are located at Canons Court, 22 Victoria Street, P.O. Box HM 1179, Hamilton, HM EX, Bermuda. Our United States subsidiaries’ principal offices are located at 1021 Main, Suite 2626, Houston, Texas 77002, and our telephone number is (713) 351-3000.

The Offering

The following is a brief summary of some of the terms of this offering. As used in this section, the terms “we,” “us” or “our” refer to Energy XXI (Bermuda) Limited and not any of its subsidiaries. For a more complete description of our convertible preferred stock, see “Description of convertible preferred stock” in this prospectus supplement.

Securities Offered
750,000 shares of % convertible perpetual preferred stock; 825,000 shares if the underwriters exercise their option to purchase additional convertible preferred stock to cover overallotments in full.
Liquidation Preference
$100 per share, plus accumulated and unpaid dividends.
Dividends
Cumulative annual dividends of $ per share payable quarterly on each March 15, June 15, September 15 and December 15, commencing on March 15, 2010, when, as and if declared by the board of directors. Dividends will accumulate and be paid in arrears on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the convertible preferred stock will accumulate and be cumulative from the most recent date to which dividends have been paid, or if no dividends have been paid, from , 2009 and may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock or a combination thereof. Accumulated dividends on the convertible preferred stock will not bear interest. See “Description of convertible preferred stock — Dividends.”
If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 95% of the average of the volume-weighted average prices of our common stock for the ten days preceding the second trading day immediately prior to the record date for such dividend.
We will make each dividend payment on the convertible preferred stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the convertible preferred stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 15 business days prior to the record date for such dividend.
Our ability to declare and pay cash dividends with respect to our capital stock, including the convertible preferred stock, is limited by the terms of our outstanding indebtedness. Specifically, the existing revolver prohibits our operating subsidiaries from making dividends to us, so we have limited funds held by us that can be used to pay dividends unless and until we amend our existing credit agreement. We intend to seek such an amendment at some point in the future but we can provide no assurances that we will obtain such an amendment on a timely basis or at all. In addition, our ability to declare and pay dividends may be limited by applicable Bermuda law. See “Risk Factors — Risks Relating to the convertible preferred stock — We may not be able to pay dividends on the convertible preferred stock and no payment or adjustment will be made upon conversion for accumulated dividends.”
If we pay all or a portion of a dividend in shares of our common stock, we will deliver such shares of common stock to the dividend agent on behalf of the holders of convertible preferred stock and will instruct the dividend agent to either (1) sell such shares for cash on behalf of the holders of the convertible preferred stock and deliver the net proceeds to the holders less any deduction for withholding taxes, or (2) deliver such shares to or for the account of the holders less any shares required to be sold for withholding taxes. Upon delivery of such shares to the dividend agent, the shares of common stock will be beneficially owned by the holders of convertible preferred stock, and the dividend agent will hold those shares and any net cash proceeds from the sale of those shares for the exclusive benefit of holders of convertible preferred stock.
Ranking
The convertible preferred stock will rank with respect to dividend rights and rights upon our liquidation, winding-up or dissolution:

•

senior to all of our common stock and all of our other capital stock issued in the future, unless the terms of that stock expressly provide that it ranks senior to, or on a parity with, the convertible preferred stock;

• on a parity with any of our capital stock issued in the future, the terms of which expressly provide that it will rank on a parity with the convertible preferred stock; and
• junior to all of our capital stock issued in the future, the terms of which expressly provide that such stock will rank senior to the convertible preferred stock.
We currently have no outstanding shares of preferred stock.
Redemption
The convertible preferred stock will not be redeemable by us.

Conversion Rights
Each share of convertible preferred stock will be convertible, at any time, at the option of the holder thereof at an initial conversion rate of shares of our common stock per share of convertible preferred stock (which represents an initial conversion price of approximately $ per share of common stock), and is subject to adjustment as described under “Description of convertible preferred stock — Conversion rate adjustment.”
Mandatory Conversion
At any time on or after December 15, 2014, we may at our option cause all outstanding shares of the convertible preferred stock to be automatically converted into that number of shares of common stock for each share of convertible preferred stock at the then-prevailing conversion rate if the Daily VWAP of our common stock is equal to or exceeds 150% of the then-prevailing conversion price for at least 20 trading days in a period of 30 consecutive trading days, including the last trading day of such 30-day period, ending on the trading day prior to our issuance of a press release announcing the mandatory conversion as described under “Description of convertible preferred stock — Mandatory conversion.”
Fundamental Change
If a holder converts its convertible preferred stock at any time beginning at the opening of business on the trading day immediately following the effective date of a fundamental change (as described under “Description of convertible preferred stock — Special rights upon a fundamental change”) and ending at the close of business on the 30th trading day immediately following such effective date, the holder will automatically receive a number of shares of our common stock equal to the greater of:

•

(i) a number of shares of our common stock, as described under “Description of convertible preferred stock — Conversion rights” and subject to adjustment as described under “Description of convertible preferred stock — Conversion Rate Adjustment” and (ii) the make-whole premium, if any, described under “Description of convertible preferred stock — Determination of the make-whole premium”; and

•

a number of shares of our common stock equal to the lesser of (i) the liquidation preference divided by the average of the volume-weighted average prices of our common stock for ten days preceding the effective date of a fundamental change and
(ii)         (subject to adjustment).

Voting Rights
Except as required by Bermuda law and our governing documents, which will include the certificate of designation for the convertible preferred stock, the holders of convertible preferred stock will have no voting rights unless dividends payable on the convertible preferred stock are in arrears for six or more quarterly periods. In that event, the holders of the convertible preferred stock, voting as a single class with the shares of any other preferred stock or preference securities having similar voting rights, will be entitled at the next regular or special meeting of our stockholders to elect two directors and the number of directors that comprise our board will be increased by the number of directors so elected. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the convertible preferred stock has been paid in full. The affirmative vote or consent of holders of at least (i) 66-2/3% of the outstanding convertible preferred stock will be required for the issuance of any class or series of stock (or security convertible into stock) ranking senior to the convertible preferred stock as to dividend rights or rights upon our liquidation, winding-up or dissolution and (ii) 75% of the outstanding convertible preferred stock will be required for amendments to our memorandum of association by merger or otherwise that would affect adversely the rights of holders of the convertible preferred stock.
Use of Proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $72.8 million (or approximately $80.0 million if the underwriters exercise their option to purchase additional shares in full). We intend to fund the MitEnergy acquisition with the net proceeds from this offering and from the Common Stock Offering, together with cash on hand. If the underwriters’ exercise of their option to purchase additional shares, we will use the net proceeds from such exercise to fund capital expenditures related to our drilling and development activities, and for general corporate purposes. Please read “Summary — Energy XXI (Bermuda) Limited — MitEnergy Acquisition” and “Use of Proceeds.”
Tax Consequences
The U.S. federal income tax consequences of purchasing, owning and disposing of the convertible preferred stock and any common stock received as a dividend or upon its conversion are described in “Certain United States tax considerations.” Prospective investors are urged to consult their own tax advisors regarding these matters in light of their personal investment circumstances, including consequences resulting from the possibility that actual or constructive distributions on the convertible preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, in which case such distributions would not be treated as dividends for U.S. federal income tax purposes.
Absence of a Public Market
Our convertible preferred stock has not been listed on a public exchange and there is currently no public market for our convertible preferred stock.
Book Entry, Delivery and Form
Initially, the convertible preferred stock will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of the Depository Trust Company.
Risk Factors
Please read “Risk Factors” and the other information in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our convertible preferred stock.
Common Stock
Our common stock is listed for trading on the NASDAQ and on the AIM under the symbol “EXXI.”

Summary Financial Information

The following table below shows our summary historical consolidated financial data as of and for the years ended June 30, 2007, 2008 and 2009 and as of and for the three months ended September 30, 2008 and 2009 and pro forma consolidated financial data for the year ended June 30, 2009 and for the three months ended September 30, 2009. The summary historical consolidated financial data for the years ended June 30, 2007, 2008 and 2009 are derived from our audited financial statements incorporated by reference into this prospectus supplement. The summary historical consolidated financial data as of and for the three months ended September 30, 2008 and 2009 are derived from our unaudited financial statements incorporated by reference into this prospectus supplement. Results of operations that were achieved for the three months ended September 30, 2008 and 2009 are not necessarily indicative of the results of operations for the entire year or any future period.

The summary unaudited pro forma data set forth below was derived from the unaudited pro forma consolidated financial statements included elsewhere in this prospectus supplement and should be read in conjunction with those statements. The unaudited pro forma condensed consolidated statement of operations data gives effect to the MitEnergy Acquisition and the financing of such acquisition with the proceeds from this offering and the concurrent offering of common stock, the exchange offer and private placement, as if such transactions had occurred on July 1, 2008 and July 1, 2009 with respect to the pro forma data for the year ended June 30, 2009 and the three months ended September 30, 2009, respectively. The pro forma balance sheet data as of September 30, 2009 gives effect to such transactions as if they had occurred on September 30, 2009.

You should read the following data in connection with “Item 7. — Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included in Part II, Item 8 of our 2009 Annual Report on Form 10-K where there is additional disclosure regarding the information in the following table. Our historical results are not necessarily indicative of results to be expected in future periods.

	Historical					Pro Forma
	Year Ended June 30,			Three Months Ended September 30,		Year Ended June 30, 2009	Three Months Ended September 30, 2009
	2007	2008	2009	2008	2009
				(Unaudited)		(Unaudited)
	(In Thousands, Except per Share Information)
Revenues
Crude oil sales	$193,749	$396,179	$292,763	$82,062	$66,293	$435,392	$95,706
Natural gas sales	147,535	247,053	141,067	37,682	18,614	160,309	20,333
Total Revenues	341,284	643,232	433,830	119,744	84,907	595,701	116,039
Costs and Expenses
Lease operating expense and production taxes	72,580	151,545	127,600	37,034	26,700	208,662	35,935
Impairment of oil and gas properties	—	—	576,996	—	—	576,996	—
Depreciation, depletion and amortization	145,928	307,389	217,207	62,409	35,351	240,704	41,642
Accretion of asset retirement obligations	3,991	8,176	14,635	2,461	5,146	23,031	7,818
General and administrative expense	26,507	26,450	24,756	6,235	8,066	24,756	8,066
Loss (gain) on derivative financial instruments	(2,937)	6,072	(10,147)	(1,864)	(6,279)	(10,147)	(6,279)
Total Costs and Expenses	246,069	499,632	951,047	106,275	68,984	1,064,002	87,182
Operating Income (Loss)	95,215	143,600	(517,217)	13,469	15,923	(468,301)	28,857
Other Income (Expense)
Interest income	1,910	1,403	7,498	1,334	1,986	7,498	1,986
Interest expense	(60,330)	(103,260)	(84,249)	(22,305)	(20,962)	(90,548)	(22,537)
Total Other Income (Expense)	(58,420)	(101,857)	(76,751)	(20,971)	(18,976)	(83,050)	(20,551)
Income (Loss) Before Income Taxes	36,795	41,743	(593,968)	(7,502)	(3,053)	(551,351)	8,306
Income Tax Expense (Benefit)	12,665	14,874	(22,339)	(2,851)	9,247	(22,339)	9,247
Net Income (Loss)	24,130	26,869	(571,629)	(4,651)	(12,300)	$(529,012)	(941)
Dividends on Preferred Stock	—	—	—	—	—	5,813	1,453
Net Income (Loss) Attributable to common shareholders	$24,130	$26,869	$(571,629)	$(4,651)	$(12,300)	$(534,829)	$(2,394)

	Historical					Pro Forma
	Year Ended June 30,			Three Months Ended September 30,		Year Ended June 30, 2009	Three Months Ended September 30, 2009
	2007	2008	2009	2008	2009
				(Unaudited)		(Unaudited)
	(In Thousands, Except per Share Information)
Earnings (Loss) per Share
Basic	$0.29	$0.31	$(3.95)	$(0.03)	$(0.08)	$(2.15)	$(0.01)
Diluted	$0.29	$0.30	$(3.95)	$(0.03)	$(0.08)	$(2.15)	$(0.01)
Weighted Average Number of Common Shares Outstanding
Basic	83,959	85,809	144,593	144,783	145,755	248,441	248,756
Diluted	83,959	90,271	144,593	144,783	145,755	248,441	248,756
EBITDA(1)	$241,143	$450,989	$276,986	$75,878	$51,274	$349,399	$70,499

(1)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

The following table presents a reconciliation of our consolidated net income to our consolidated EBITDA for the periods presented:

	Year Ended June 30,			Three Months Ended September 30,		Pro Forma
	2007	2008	2009	2008	2009	Year Ended June 30, 2009	Three Months Ended September 30 2009
	(In Millions)
Net income (loss)	$24.1	$26.9	$(571.6)	$(4.7)	$(12.3)	$(529.0)	$(.9)
Income tax expense (benefit)	12.7	14.9	(22.3)	(2.9)	9.2	(22.3)	9.2
Interest expense – net	58.4	101.8	76.7	21.1	19.0	83.0	20.6
Depreciation, depletion, amortization and impairment	145.9	307.4	794.2	62.4	35.4	817.7	41.6
EBITDA(2)	$241.1	$451.0	$277.0	$75.9	$51.3	$349.4	$70.5

	Historical
	June 30,			September 30, 2009	Pro Forma September 30, 2009
	2007	2008	2009
				(Unaudited)
	(In Thousands)
Balance Sheet Data
Cash and Cash Equivalents	$19,784	$168,962	$88,925	$107,301	$139,051
Working Capital (Deficit)(1)	8,978	(37,051)	(4,622)	20,475	28,443
Oil and Gas Properties – Net	1,491,685	1,561,276	1,102,596	1,040,188	1,350,094
Total Assets	1,648,442	2,049,931	1,328,662	1,323,757	1,665,767
Long-term Debt Including Current Maturities	1,051,019	952,222	862,827	858,302	857,709
Total Liabilities	1,251,316	1,675,346	1,201,162	1,221,316	1,239,980
Stockholders’ Equity	397,126	374,585	127,500	102,441	425,787

(1)	Working capital is defined as current assets minus current liabilities.

	Year Ended June 30,			Three Months Ended September 30,
	2007	2008	2009	2008	2009
				(Unaudited)
	(In Thousands)
Cash Flow Data
Net Cash Flows Provided by Operating Activities	$270,783	$366,052	$224,906	$71,055	$27,252
Net Cash Flows Used in Investing Activities	(1,142,876)	(348,890)	(242,148)	(86,123)	(2,600)
Net Cash Flows Provided by (Used in) Financing Activities	829,488	132,016	(62,795)	(64,591)	(6,276)

(2)	We define EBITDA as earnings before interest, taxes, depreciation, depletion and amortization. EBITDA is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Although not prescribed under GAAP, we believe the presentation of EBITDA is relevant and useful because it helps our investors to understand our operating performance and makes it easier to compare our results with other companies that have different financing and capital structures or tax rates. EBITDA should not be considered in isolation of, or as a substitute for, net income as an indicator of operating performance or cash flows from operating activities as a measure of liquidity. EBITDA, as we calculate it, may not be comparable to EBITDA measures reported by other companies. In addition, EBITDA does not represent funds available for discretionary use.

Summary Reserve Information

The following estimates of the net proved oil and natural gas reserves of our oil and gas properties located entirely within the United States of America are based on evaluations prepared by third-party reservoir engineers (86 percent of our proved reserves on a valuation basis) and, the remainder, by our engineers. Reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost changes except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise that those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

Estimated quantities of proved oil and gas reserves and changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”) and thousands of cubic feet (“MMcf”) for each of the periods indicated were as follows:

	Historical
	June 30,			Pro Forma June 30, 2009
	2007	2008	2009
	(Unaudited)
Total Proved Reserves (MBOE)	55,645	51,498	53,109	76,074
Crude Oil as a Percent of Proved Reserves	54.5%	58.2%	58.1%	63.8%
Proved Developed Reserves as a Percent of Proved Reserves	66.7%	63.7%	63.9%	72.6%
PV-10 Value (In millions)(1)(2)	$1,599	$3,301	$1,060	$1,646
Standardized measure of discounted future net cash flows (In millions)(3)	$1,393	$2,510	$1,005	$1,464
Prices Used in Calculating End of Year Reserves
Natural Gas per MMbtu	$6.80	$13.89	$3.89	$3.89
Crude Oil per Bbl	$73.25	$142.46	$69.89	$69.89

(1)	PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of June 30, 2007, 2008, 2009, respectively) without giving effect to non-property related expenses such as general and administrative expenses, debt service, DD&A expense and discounted at 10 percent per year before income taxes.
(2)	The closest GAAP measure to PV-10, a non-GAAP measure, is the standardized measure of discounted future net cash flows. We believe PV-10 is a helpful measure in evaluating the value of our oil and gas reserves and many securities analysts and investors use PV-10. We use PV-10 in our ceiling test computations, and we also compare PV-10 against our debt balances. The following table is a reconciliation between PV-10 and the standardized measure of discounted future net cash flows:

	Historical
	June 30,			Pro Forma June 30, 2009
	2007	2008	2009
PV-10 Value (In thousands)	$1,598,633	$3,301,429	$1,059,773	$1,645,800
Future income taxes (discounted at 10%)	(205,479)	(791,730)	(54,497)	(181,556)
Standardized measure of discounted future net cash flows relating to oil and gas reserves	$1,393,154	$2,509,699	$1,005,276	$1,464,244
(3)	The standardized measure of discounted future net cash flows, which reflects the after-tax present value of discounted future net cash flows, relating to proved oil and natural gas reserves was prepared in accordance with the provisions of Statement of Financial Accounting Standards No. 69, Disclosures about Oil and Gas Producing Activities. Future net cash flows are computed using year end commodity prices, costs and statutory tax rates (adjusted for tax credits and other items) that relate to our existing proved crude oil and natural gas reserves.

	Year Ended June 30,			Three Months Ended September 30, 2009
	2007	2008	2009	Historical	Pro Forma
	†(In Thousands, except per unit amounts)
Operating Data
Total production (MBOED)	16.2	26.2	19.3	15.5	21.2
Percent of sales volumes from crude oil	48.1%	51.5%	59.1%	64.5%	69.8%
Average sales prices
Crude oil per Bbl	$62.33	$97.72	$67.06	$63.44	$64.21
Hedge gain (loss) per Bbl	5.60	(17.82)	3.56	8.93	6.00
Total crude oil per Bbl	$67.93	$79.90	$70.62	$72.37	$70.21
Average NYMEX price	$63.51	$96.98	$69.85	$68.30	$68.30
Natural gas per Mcf	$7.13	$8.57	$6.48	$3.20	$3.25
Hedge gain per Mcf	0.90	0.34	1.60	2.90	2.50
Total natural gas per Mcf	$8.03	$8.91	$8.08	$6.10	$5.75
Average NYMEX price	$6.87	$8.02	$6.39	$3.39	$3.39
Costs and expenses per BOE
Lease operating expense	$11.66	$14.92	$17.31	$17.85	$17.49
Production taxes	0.61	0.91	0.77	0.89	0.90
Impairment of oil and gas properties	—	—	81.75	—	—
Depreciation, depletion and amortization	24.68	32.09	30.78	24.81	21.31
General and administrative	4.48	2.76	3.51	5.66	4.13

Risk factors

An investment in our convertible preferred stock involves risk. Before buying shares of our convertible preferred stock in this offering you should carefully read the risk factors included under the caption “Risk Factors” beginning on page 9 of the accompanying prospectus, as well as the risk factors included below. Additionally, you should carefully consider the risk factors under the caption “Risk Factors” in our annual report on Form 10-K for the fiscal year ended June 30, 2009, together with all of the other information included or incorporated by reference in this prospectus supplement. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our securities could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Our lack of business diversification may adversely affect our results of operations.

Unlike other entities that are geographically diversified, we do not have the resources to effectively diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating acquisitions only in the offshore Gulf of Mexico and Gulf Coast onshore our lack of diversification may:

➢	subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we operate; and
➢	result in our dependency upon a single or limited number of reserve basins.

In addition, the geographic concentration of our properties in the Gulf of Mexico and Gulf Coast onshore means that some or all of the properties could be affected should the region experience:

➢	severe weather;
➢	delays or decreases in production, the availability of equipment, facilities or services;
➢	delays or decreases in the availability of capacity to transport, gather or process production; and/or
➢	changes in the regulatory environment.

For example, the oil and gas properties that we acquired in April 2006 and June 2007 have all since been damaged by hurricanes, which required us to spend a considerable amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. Although we maintain insurance coverage to cover a portion of these types of risks, there may be potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss, such as business interruption.

Because all or a number of the properties could experience many of the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other producers who have properties over a wider geographic area.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

We have incurred substantial indebtedness in acquiring our properties. As of November 23, 2009, the total principal amount of our long-term indebtedness was $739.0 million. Our leverage and the current and future restrictions contained in the agreements governing our indebtedness may reduce our ability to incur additional indebtedness, engage in certain transactions or capitalize on acquisition or other business opportunities. Our indebtedness and other financial obligations and restrictions could have important consequences. For example, they could:

Risk factors

➢	impair our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, general corporate purposes or other purposes;
➢	increase our vulnerability to general adverse economic and industry conditions;
➢	result in higher interest expense in the event of increases in interest rates since some of our debt is at variable rates of interest;
➢	have a material adverse effect if we fail to comply with financial and restrictive covenants in any of our debt agreements, including an event of default if such event is not cured or waived;
➢	require us to dedicate a substantial portion of future cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;
➢	limit our flexibility in planning for, or reacting to, changes in our business and industry; and
➢	place us at a competitive disadvantage to those who have proportionately less debt.

If we are unable to meet future debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and seek additional equity or sell assets. We may then be unable to obtain such financing or capital or sell assets on satisfactory terms, if at all.

We expect to have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We expect to make substantial capital expenditures for the acquisition, development, production, exploration and abandonment of oil and gas properties. Our capital requirements will depend on numerous factors, and we cannot predict accurately the timing and amount of our capital requirements. We intend to finance our capital expenditures primarily through cash flow from operations. However, if our capital requirements vary materially from those provided for in our current projections, we may require additional financing. A decrease in expected revenues or adverse change in market conditions could make obtaining this financing economically unattractive or impossible.

The cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly. Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets generally has increased as many lenders and institutional investors have increased interest rates, imposed tighter lending standards, refused to refinance existing debt at maturity at all or on terms similar to our current debt and, in some cases, ceased to provide funding to borrowers.

A significant increase in our indebtedness, or an increase in our indebtedness that is proportionately greater than our issuances of equity, as well as the credit market and debt and equity capital market conditions discussed above could negatively impact our ability to remain in compliance with the financial covenants under our revolving credit facility which could have a material adverse effect on our financial condition, results of operations and cash flows. If we are unable to finance our growth as expected, we could be required to seek alternative financing, the terms of which may not be attractive to us, or not pursue certain growth opportunities.

Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition and results of operations. We may also be unable to obtain sufficient credit capacity with counterparties to finance the hedging of our future crude oil and natural gas production which may limit our ability to manage price risk. As a result, we may lack the capital necessary to complete potential acquisitions,

Risk factors

obtain credit necessary to enter into derivative contracts to hedge our future crude oil and natural gas production or to capitalize on other business opportunities.

The borrowing base under our revolving credit facility is subject to periodic redetermination, and may be reduced in the future if commodity prices decline, which will limit our available funding for exploration and development.

As of November 23, 2009, the borrowing base under our revolving credit facility was $199 million, and we had $124.5 million in outstanding borrowings under such facility and $22.3 million of cash on hand.

Our borrowing base is re-determined semi-annually by our lenders in their sole discretion. The lenders re-determine the borrowing base based on an engineering report with respect to our natural gas and oil reserves, which take into account each bank’s view of future natural gas and oil prices at such time. In the future, we may not be able to access adequate funding under our revolving credit facility as a result of (i) a decrease in our borrowing base due to the outcome of a subsequent borrowing base re-determination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations. If oil and natural gas commodity prices deteriorate, we anticipate that the revised borrowing base under our revolving credit facility may be further reduced. As a result, we may be unable to obtain adequate funding under our revolving credit facility or even be required to pay down amounts outstanding under our revolving credit facility to reduce our level of borrowing. If funding is not available when needed, or is available only on unfavorable terms, it might adversely affect our exploration and development plans as currently anticipated and our ability to make new acquisitions, each of which could have a material adverse effect on our production, revenues and results of operations.

The lenders can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under our revolving credit facility. Any increase in the borrowing base requires the consent of all the lenders. Outstanding borrowings in excess of the borrowing base must be repaid immediately, or we must pledge other natural gas and oil properties as additional collateral. We do not currently have any substantial unpledged properties, and we may not have the financial resources in the future to make any mandatory principal prepayments required under our revolving credit facility.

In connection with the exchange offer and private placement, our borrowing base was reduced to $199 million. Our banks are currency conducting the semi-annual borrowing base redetermination. Although we expect that the borrowing base under our revolving credit facility will be reaffirmed at $199 million in December 2009, the borrowing base is subject to approval by banks holding not less than 67% of the lending commitments under our revolving credit facility. We can make no assurance that the redetermination will be confirmed at the current level.

Following our borrowing base redetermination in December, we intend to request that our revolving credit facility be amended to extend its maturity, increase the borrowing base to reflect the value of the incremental reserves acquired as part of the MitEnergy acquisition and to reconstitute the participants in the bank group. The extension of the maturity and increase in the borrowing base will require the approval of 100% of the bank participants in the bank group. We therefore anticipate that we will reconstitute the bank group with those banks wishing to proceed with our request.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations.

Our results of operations are materially affected by conditions in the domestic capital markets and the economy generally. The stress experienced by domestic capital markets that began in the second half of 2007 continued and substantially increased during third quarter 2008. Recently, concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations of the economy and the markets going forward. These factors, combined with volatile oil

Risk factors

and gas prices, declining business and consumer confidence and increased unemployment, have precipitated a worldwide recession. In addition, the fixed-income markets are experiencing a period of extreme volatility which has negatively impacted market liquidity conditions.

The capital markets have experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probabilities of default. These events and the continuing market upheavals may have an adverse effect on us because our liquidity and ability to fund our capital expenditures is dependent in part upon our bank borrowings and access to the public capital markets. Our revenues are likely to decline in such circumstances. For example, we may not be able to access adequate funding under our first lien revolving credit facility as a result of (i) a decrease in our borrowing base due to the outcome of a subsequent borrowing base redetermination, or (ii) an unwillingness or inability on the part of our lending counterparties to meet their funding obligations. The recent declines in commodity prices, or a continuing decline in those prices, could result in a determination to lower the borrowing base in the future and, in such case, we could be required to repay any indebtedness in excess of the borrowing base.

In addition, in the event of extreme prolonged market events, such as a worsening of the global credit crisis, we could incur significant losses. Hedging transactions may limit our potential gains and involve other risks. To manage our exposure to price risk, we, from time to time, enter into hedging arrangements, utilizing commodity derivatives with respect to a significant portion of our future production. While the goal of these hedges, in certain circumstances, is to lower our exposure to depressed commodity prices and increase the predictability of cash flow, these transactions also limit our potential gains if oil and gas prices rise above the price established by the hedge. Similarly, if we do not hedge some portion of our production and oil and gas prices decline, we will bear the full loss resulting from those declines. We may be further limited in the amount we may be able to hedge due to limitations of hedge providers to take our credit risk as a counterparty.

We and our subsidiaries may be able to incur substantially more debt. This could further increase our leverage and attendant risks.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing our senior notes do not fully prohibit us or our subsidiaries from doing so. At November 23, 2009, we and our subsidiary guarantors collectively had outstanding approximately:

➢	$470.2 million principal amount of secured indebtedness;
➢	$276.5 million principal amount of unsecured long-term indebtedness; and
➢	$10.9 million principal amount of unsecured short-term indebtedness.

If new debt or liabilities are added to our current debt level, the related risks that we now face could increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and development and exploration efforts will depend on our ability to generate cash in the future. Our future operating performance and financial results will be subject, in part, to factors beyond our control, including interest rates, commodity prices and general economic, financial and business conditions. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings or other facilities will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

If we are unable to generate sufficient cash flow to service our debt, we may be required to:

➢	refinance all or a portion of our debt;

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➢	obtain additional financing;
➢	sell some of our assets or operations;
➢	reduce or delay capital expenditures and acquisitions; or
➢	revise or delay our strategic plans.

If we are required to take any of these actions, it could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that we would be able to take any of these actions, that these actions would enable us to continue to satisfy our capital requirements or that these actions would be permitted under the terms of the our various debt instruments.

The covenants in the indentures governing our Notes and our revolving credit facility impose restrictions that may limit our ability and the ability of our subsidiaries to take certain actions. Our failure to comply with these covenants could result in the acceleration of our outstanding indebtedness.

Our revolving credit agreement and the indentures governing our Notes contain various covenants that limit our ability and the ability of our subsidiaries to, among other things:

➢	incur dividend or other payment obligations;
➢	incur indebtedness and issue preferred stock;
➢	sell or otherwise dispose of assets, including capital stock of subsidiaries.

If we breach any of these covenants, a default could occur. A default, if not waived, would entitle our lenders or our note holders to declare all amounts borrowed to become immediately due and payable, which could also cause the acceleration of obligations under certain other agreements. In the event of acceleration of our outstanding indebtedness, we cannot assure you that we would be able to repay our debt or obtain new financing to refinance our debt. Even if new financing is made available to us, it may not be on terms acceptable to us.

Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would affect our financial results and impede growth.

Our future financial condition, revenues, profitability and carrying value of our properties will depend substantially upon the prices and demand for oil and natural gas. Prices also affect our cash flow available for capital expenditures and our ability to access funds under our revolving credit facility and through the capital markets. The amount available for borrowing under our revolving credit facility is subject to a borrowing base, which is determined by our lenders taking into account our estimated proved reserves and is subject to semi-annual redeterminations based on pricing models determined by the lenders at such time. The recent decline in natural gas and oil prices has adversely impacted the value of our estimated proved reserves and, in turn, the market values used by our lenders to determine our borrowing base. The markets for these commodities are volatile and even relatively modest drops in prices can affect our financial results and impede our growth.

Natural gas and oil prices historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical and economic conditions. For example, the NYMEX crude oil spot price per barrel for the period between January 1, 2009 and October 31, 2009 ranged from a high of $81.04 to a low of $33.98 and the NYMEX natural gas spot price per MMBtu for the period January 1, 2009 to October 31, 2009 ranged from a high of $6.072 to a low of $1.880. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control, such as:

Risk factors

➢	domestic and foreign supplies of oil and natural gas;
➢	price and quantity of foreign imports of oil and natural gas;
➢	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil and natural gas price and production controls;
➢	level of consumer product demand;
➢	level of global oil and natural gas exploration and productivity;
➢	domestic and foreign governmental regulations;
➢	level of global oil and natural gas inventories;
➢	political conditions in or affecting other oil-producing and natural gas-producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;
➢	weather conditions;
➢	technological advances affecting oil and natural gas consumption;
➢	overall U.S. and global economic conditions; and
➢	price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Lower oil and natural gas prices may not only decrease our expected future revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. This may result in us having to make substantial downward adjustments to our estimated proved reserves and could have a material adverse effect on our financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of our properties will materially affect the quantities and present value of those reserves.

Estimating crude oil and natural gas reserves is complex and inherently imprecise. It requires interpretation of the available technical data and making many assumptions about future conditions, including price and other economic conditions. In preparing such estimates, projection of production rates, timing of development expenditures and available geological, geophysical, production and engineering data are analyzed. The extent, quality and reliability of this data can vary. This process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. If our interpretations or assumptions used in arriving at our reserve estimates prove to be inaccurate, the amount of oil and gas that will ultimately be recovered may differ materially from the estimated quantities and net present value of reserves owned by us. Any inaccuracies in these interpretations or assumptions could also materially affect the estimated quantities of reserves reported. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses, decommissioning liabilities and quantities of recoverable oil and gas reserves most likely will vary from estimates. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Unless we replace crude oil and natural gas reserves our future reserves and production will decline.

Our future crude oil and natural gas production will depend on our success in finding or acquiring additional reserves. If we are unable to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected. In general, production from oil and gas properties

Risk factors

declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of crude oil and natural gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. We also may not be successful in raising funds to acquire additional reserves.

Relatively short production periods or reserve life for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low oil and natural gas prices.

High production rates generally result in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years when compared to other regions in the United States. Typically, 50 percent of the reserves of properties in the Gulf of Mexico are depleted within three to four years. The vast majority of our existing operations are in the Gulf of Mexico. As a result, our reserve replacement needs from new prospects may be greater than those of other oil and gas companies with longer-life reserves in other producing areas. Also, our expected revenues and return on capital will depend on prices prevailing during these relatively short production periods. Our need to generate revenues to fund ongoing capital commitments or repay debt may limit our ability to slow or shut in production from producing wells during periods of low prices for oil and natural gas.

We suffered ceiling write-downs in fiscal 2009 and may suffer additional ceiling write-downs in future periods.

Under the full cost method of accounting, we are required to perform each quarter, a “ceiling test” that determines a limit on the book value of our oil and gas properties. If the net capitalized cost of proved oil and gas properties, net of related deferred income taxes, plus the cost of unevaluated oil and gas properties, exceeds the present value of estimated future net cash flows discounted at 10%, net of related tax effects, plus the cost of unevaluated oil and gas properties and the value of certain hedges, the excess is charged to expense and reflected as additional accumulated depreciation, depletion and amortization. Future net cash flows are based on period-end commodity prices and exclude future cash outflows related to estimated abandonment costs of proved developed properties. As of the reported balance sheet date, capitalized costs of an oil and gas producing company may not exceed the full cost limitation calculated under the above described rule based on current spot market prices for oil and natural gas. However, if prior to the balance sheet date, we enter into certain hedging arrangements for a portion of our future natural gas and oil production, thereby enabling us to receive future cash flows that are higher than the estimated future cash flows indicated by use of the spot market price as of the reported balance sheet date, these higher hedged prices are used if they qualify as cash flow hedges under the applicable accounting standards.

Because of the significant decline in crude oil and natural gas prices, coupled with the impact of Hurricanes Gustav and Ike, we recognized a non-cash write-down of the net book value of our oil and gas properties of $459.1 million and $117.9 million in the second and third quarters of fiscal 2009, respectively. The write-downs were reduced by $203.0 million and $179.9 million pre-tax as a result of our hedging program in the second and third quarters of fiscal 2009, respectively. Additional write-downs may be required if oil and natural gas prices decline, unproved property values decrease, estimated proved reserve volumes are revised downward or the net capitalized cost of proved oil and gas properties otherwise exceeds the present value of estimated future net cash flows.

Risk factors

We may need to obtain additional bonds or other surety in order to maintain compliance with those regulations promulgated by the MMS, which, if required, could be costly and reduce borrowings available under our revolving credit facility.

For offshore operations, lessees must comply with the MMS regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the Shelf and removal of facilities. To cover the various obligations of lessees on the U.S. Outer Continental Shelf of the Gulf of Mexico, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. We currently have approximately $98.0 million of performance bonds outstanding to the MMS that are supported by approximately $27.8 million of cash and letters of credit. The availability of performance bonds may be limited and to the extent that we are required to post additional bonds for future drilling or acquisitions, we may either find it difficult to obtain such bonding, or may find that we have to provide more collateral for the incremental bonds. In addition, the MMS could change the level of bonding required for existing assets, therefore increasing our bonding needs. The cost of compliance with these supplemental bonding requirements could materially and adversely affect our financial condition, cash flows and results of operations.

Competition for oil and gas properties and prospects is intense and some of our competitors have larger financial, technical and personnel resources that could give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors are major or independent oil and gas companies that possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we have. We actively compete with other companies when acquiring new leases or oil and gas properties. For example, new leases acquired from the MMS are acquired through a “sealed bid” process and are generally awarded to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than we are able or willing to pay. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated oil and natural gas reserves.

We base the estimated discounted future net cash flows from our proved reserves on prices and costs in effect on the day of the estimate. However, actual future net cash flows from our natural gas and oil properties will be affected by factors such as:

➢	the volume, pricing and duration of our natural gas and oil hedging contracts;
➢	supply of and demand for natural gas and oil;
➢	actual prices we receive for natural gas and oil;
➢	our actual operating costs in producing natural gas and oil;
➢	the amount and timing of our capital expenditures and decommissioning costs;
➢	the amount and timing of actual production; and
➢	changes in governmental regulations or taxation.

Risk factors

The timing of both our production and our incurrence of expenses in connection with the development and production of natural gas and oil properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves, which could adversely affect our business, results of operations and financial condition.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute exploration and exploitation plans on a timely basis and within budget, and consequently could adversely affect our anticipated cash flow.

We utilize third-party services to maximize the efficiency of our organization. The cost of oil field services may increase or decrease depending on the demand for services by other oil and gas companies. There is no assurance that we will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

Our future business will involve many uncertainties and operating risks that may prevent us from realizing profits and may cause substantial losses.

We engage in exploration and development drilling activities. Any such activities may be unsuccessful for many reasons. In addition to a failure to find oil or natural gas, drilling efforts can be affected by adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Therefore, the successful drilling of an oil or gas well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, could cause a well to become uneconomic or only marginally economic. In addition to their costs, unsuccessful wells could impede our efforts to replace reserves.

Our business involves a variety of inherent operating risks, including:

➢	fires;
➢	explosions;
➢	blow-outs and surface cratering;
➢	uncontrollable flows of gas, oil and formation water;
➢	natural disasters, such as hurricanes and other adverse weather conditions;
➢	pipe, cement, subsea well or pipeline failures;
➢	casing collapses;
➢	mechanical difficulties, such as lost or stuck oil field drilling and service tools;
➢	abnormally pressured formations; and
➢	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses due to costs and/or liability incurred as a result of:

Risk factors

➢	injury or loss of life;
➢	severe damage to and destruction of property, natural resources and equipment;
➢	pollution and other environmental damage;
➢	clean-up responsibilities;
➢	regulatory investigations and penalties;
➢	suspension of our operations; and
➢	repairs to resume operations.

Our offshore operations and deep shelf exploratory activities will involve special risks that could affect operations adversely.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we do not have business interruption insurance due to its high cost. We therefore may not be able to rely on insurance coverage in the event of such natural phenomena. Currently, we have minority, non-operated interests in five deepwater leasehold blocks; and are participating in certain ultra deep shelf projects. We may evaluate activity in the deepwater Gulf of Mexico in the future. Exploration for oil or natural gas in the deepwater and ultra deep shelf of the Gulf of Mexico generally involves greater technical and financial risks than exploration on the shelf at shallower depths. Deepwater and ultra deep shelf drilling generally requires more time and more advanced drilling technologies, involving higher drilling costs.

Market conditions or transportation impediments may hinder access to oil and gas markets or delay production.

Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay production. The availability of a ready market for oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines or trucking and terminal facilities. In deepwater operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in wells or delay initial production for lack of a market or because of inadequacy or unavailability of pipeline or gathering system capacity. When that occurs, we will be unable to realize revenue from those wells until the production can be tied to a gathering system. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and gas and realization of revenues. In some cases, our wells may be tied back to platforms owned by parties with no economic interests in these wells. There can be no assurance that owners of such platforms will continue to operate the platforms. If the owners cease to operate the platforms or their processing equipment, we may be required to shut in the associated wells, which could adversely affect our results of operations.

We are not the operator on all of our properties and therefore are not in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves on such properties.

While we currently operate approximately 79% of our properties on a pro forma basis, we do not serve as operator of all our planned wells. In addition, we do not operate our ultra deep shelf and deepwater properties. As a result, we may have limited ability to exercise influence over the operations of some

Risk factors

non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

➢	the timing and amount of capital expenditures;
➢	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;
➢	the operator’s expertise and financial resources;
➢	approval of other participants in drilling wells;
➢	selection of technology; and
➢	the rate of production of the reserves.

We depend on certain key customers for sales of our natural gas and oil. To the extent these and other customers reduce the volumes of natural gas and oil they purchase from us, or to the extent these customers cease to be creditworthy, our revenues could decline.

We market substantially all of our oil and natural gas production from the properties we operate. We also market more than half of our oil and natural gas production from the fields we do not operate. The majority of our operated oil gas production is sold to a variety of purchasers under short-term (less than 12 months) contracts at market-based prices.

Shell Trading Company (“Shell”) accounted for approximately 65 percent, 62 percent and 35 percent of our total oil and natural gas revenues during the years ended June 30, 2009, 2008 and 2007, respectively. We also sell our production to a number of other customers, and although we believe that those customers, along with other purchasers of oil and natural gas, would purchase all or substantially all of our production in the event that Shell curtailed its purchases, there can be no assurance that we would be able to market our production in such an event.

We transport most of our oil and gas through third-party gathering systems and pipelines. Although transportation space on these gathering systems and pipelines is normally readily available, our ability to market our oil and gas has at times been limited or delayed due to restricted or unavailable transportation space or weather damage, and cash flow from the affected properties has been and could continue to be adversely impacted.

We are exposed to trade credit risk in the ordinary course of our business activities.

We are exposed to risks of loss in the event of nonperformance by our vendors, customers and by counterparties to our price risk management arrangements. Some of our vendors, customers and counterparties may be highly leveraged and subject to their own operating and regulatory risks. Many of our vendors, customers and counterparties finance their activities through cash flow from operations, the incurrence of debt or the issuance of equity. Recently, there has been a significant decline in the credit markets and the availability of credit. Additionally, many of our vendors’, customers’ and counterparties’ equity values have substantially declined. The combination of reduction of cash flow resulting from declines in commodity prices and the lack of availability of debt or equity financing may result in a significant reduction in our vendors’, customers’ and counterparties’ liquidity and ability to make payments or perform on their obligations to us. Even if our credit review and analysis mechanisms work

Risk factors

properly, we may experience financial losses in our dealings with other parties. Any increase in the nonpayment or nonperformance by our vendors, customers and/or counterparties could reduce our cash flows.

Our insurance may not protect us against business and operating risks.

We do not maintain insurance for all of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. Due to market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. Although we maintain insurance at levels we believe are appropriate and consistent with industry practice, we are not fully insured against all risks, including business interruption and drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations. Due to a number of recent catastrophic events like the terrorist attacks on September 11, 2001 and Hurricanes Ivan, Katrina, Rita, Gustav and Ike, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Ivan, Katrina, Rita, Gustav and Ike. As a result, insurance costs have increased significantly from the costs that similarly situated participants in this industry have historically incurred. Insurers are requiring higher retention levels and limit the amount of insurance proceeds that are available after a major wind storm in the event that damages are incurred. If storm activity in the future is as severe as it was in 2005 or 2008, insurance underwriters may no longer insure Gulf of Mexico assets against weather-related damage. We do not have business interruption insurance due to its high cost. If an accident or other event resulting in damage to our operations, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

Our operations are subject to environmental and other government laws and regulations that may expose us to substantial costs and liabilities.

Oil and gas exploration and production operations in the United States and the Gulf of Mexico are subject to extensive federal, state and local laws and regulations. Companies operating in the Gulf of Mexico are subject to laws and regulations addressing, among other matters, land use and lease permit restrictions, bonding and other financial assurance related to drilling and production activities, spacing of wells, unitization and pooling of properties, environmental and safety matters, plugging and abandonment of wells and associated infrastructure after production has ceased, operational reporting and taxation. Failure to comply with such laws and regulations can subject us to governmental sanctions, such as fines and penalties, as well as potential liability for personal injuries and property and natural resources damages. We may be required to make significant expenditures to comply with the requirements of these laws and regulations, and future laws or regulations, or any adverse change in the interpretation of existing laws and regulations, could increase such compliance costs. Regulatory requirements and restrictions could also delay or curtail our operations and could have a significant impact on our financial condition or results of operations.

Our oil and gas operations are also subject to stringent laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

Risk factors

➢	require the acquisition of a permit before drilling commences;
➢	restrict the types, quantities and concentration of materials that can be released into the environment in connection with drilling and production activities;
➢	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and
➢	impose substantial liabilities for pollution resulting from operations.

Numerous governmental authorities, such as the U.S. Environmental Protection Agency (“EPA”), the MMS and the U.S. Coast Guard have the power to enforce compliance with these laws and regulations and the permits issued under them oftentimes requiring difficult and costly actions. Failure to comply with these laws and regulations may result in the imposition of administrative, civil and/or criminal penalties; incurring investigatory or remedial obligations; and the imposition of injunctive relief, which could limit or restrict our operations.

Under certain environmental laws and regulations, we could be subject to joint and several, strict liability for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or if the operations were conducted consistent with accepted standards of practice. In addition, the risk of accidental spills of releases could expose us to extensive liability. Such liabilities can be significant, and if imposed could have a material adverse effect on our financial condition or results of operations.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Although we believe that we are in substantial compliance with existing environmental laws and regulations, and that continued compliance with current requirements will not have a material adverse affect on us, we cannot assure you that this trend will continue in the future. In addition, the risk of accidental spills or releases could expose us to extensive liability.

We are unable to predict the effect of additional environmental laws and regulations that may be adopted in the future, including whether any such laws or regulations would materially adversely increase our cost of doing business or affect operations in any area.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and gas that we produce.

On April 17, 2009, EPA issued a notice of its proposed finding and determination that emissions of carbon dioxide, methane and other “greenhouse gases” present an endangerment to public health and the environment because emissions of such gases are, according to EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Once finalized, EPA’s finding and determination would allow the agency to begin regulating emissions of greenhouse gases under existing provisions of the federal Clean Air Act. In late September 2009, EPA proposed two sets of regulations in anticipation of finalizing its findings and determination, one rule to reduce emissions of greenhouse gases from motor vehicles and the other to control emissions of greenhouse gases from stationary sources. In addition, on October 30, 2009, EPA published a final rule requiring the reporting of greenhouse gas emissions from specified large greenhouse gas emission sources in the United States beginning in 2011 for emissions occurring in 2010. Any limitation on emissions of greenhouse gases from our equipment and operations could require us to incur costs to reduce emissions of greenhouse gases associated with our operations.

Risk factors

Also, on June 26, 2009, the U.S. House of Representatives passed the “American Clean Energy and Security Act of 2009,” or “ACESA,” which would establish an economy-wide cap-and-trade program to reduce U.S. emissions of “greenhouse gases” including carbon dioxide and methane that may contribute to warming of the Earth’s atmosphere and other climatic changes. ACESA would require a 17 percent reduction in greenhouse gas emissions from 2005 levels by 2020 and just over an 80 percent reduction of such emissions by 2050. Under this legislation, the EPA would issue a capped and steadily declining number of tradable emissions allowances to certain major sources of greenhouse gas emissions so that such sources could continue to emit greenhouse gases into the atmosphere. These allowances would be expected to escalate significantly in cost over time. The net effect of ACESA will be to impose increasing costs on the combustion of carbon-based fuels such as oil, refined petroleum products, and natural gas. The U.S. Senate has begun work on its own legislation for restricting domestic greenhouse gas emissions and President Obama has indicated his support of legislation to reduce greenhouse gas emissions through an emission allowance system. Although it is not possible at this time to predict when the Senate may act on climate change legislation or how any bill passed by the Senate would be reconciled with ACESA, any future federal laws or implementing regulations that may be adopted to address greenhouse gas emissions could require us to incur increased operating costs and could adversely affect demand for the crude oil and natural gas we produce.

The adoption of derivatives legislation by Congress could have an adverse impact on our ability to hedge risks associated with our business.

Congress is currently considering legislation to impose restrictions on certain transactions involving derivatives, which could affect the use of derivatives in hedging transactions. ACESA contains provisions that would prohibit private energy commodity derivative and hedging transactions. ACESA would expand the power of the Commodity Futures Trading Commission, or CFTC, to regulate derivative transactions related to energy commodities, including oil and natural gas, and to mandate clearance of such derivative contracts through registered derivative clearing organizations. Under ACESA, the CFTC’s expanded authority over energy derivatives would terminate upon the adoption of general legislation covering derivative regulatory reform. The Chairman of the CFTC has announced that the CFTC intends to conduct hearings to determine whether to set limits on trading and positions in commodities with finite supply, particularly energy commodities, such as crude oil, natural gas and other energy products. The CFTC also is evaluating whether position limits should be applied consistently across all markets and participants. In addition, the Treasury Department recently has indicated that it intends to propose legislation to subject all over-the-counter (“OTC”) derivative dealers and all other major OTC derivative market participants to substantial supervision and regulation, including by imposing conservative capital and margin requirements and strong business conduct standards. Derivative contracts that are not cleared through central clearinghouses and exchanges may be subject to substantially higher capital and margin requirements. Although it is not possible at this time to predict whether or when Congress may act on derivatives legislation or how any climate change bill approved by the Senate would be reconciled with ACESA, any laws or regulations that may be adopted that subject us to additional capital or margin requirements relating to, or to additional restrictions on, our trading and commodity positions could have an adverse effect on our ability to hedge risks associated with our business or on the cost of our hedging activity.

Risks Associated with Acquisitions and Our Risk Management Program

The MitEnergy acquisition concentrates our risk of operations in certain fields.

The MitEnergy acquisition makes us more exposed to interruptions in production from certain fields. Prior to the MitEnergy acquisition, the Main Pass 61/62 fields represented approximately 27% of our production, which on a pro forma basis will increase to approximately 37% of our production. While there are over 17 wellbores in these fields to provide some diversity of production by wellbore, the shut

Risk factors

in of operations in these fields due to pipeline, inclement weather or other problems could significantly reduce our total production and resulting cash flow.

We may be unable to successfully integrate the operations of the properties we acquire.

Integration of the operations of the properties we acquire with our existing business can be a complex, time-consuming and costly process. Failure to successfully integrate the acquired businesses and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

➢	operating a larger organization;
➢	coordinating geographically disparate organizations, systems and facilities;
➢	integrating corporate, technological and administrative functions;
➢	diverting management’s attention from other business concerns;
➢	increasing our level of indebtedness; and
➢	increasing the potential for additional environmental or regulatory liabilities and title problems.

The process of integrating our operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any business activities are interrupted as a result of the integration process, our business could suffer.

In addition, we face the risk of identifying, competing for and pursuing other acquisitions, which takes time and expense and diverts management’s attention from other activities.

We may not realize all of the anticipated benefits from our acquisitions.

We may not realize all of the anticipated benefits from our future acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than expected acquisition and operating costs or other difficulties, unknown liabilities, inaccurate reserve estimates and fluctuations in market prices.

If we are unable to effectively manage the commodity price risk of our production if energy prices fall, we may not realize the anticipated cash flows from our acquisitions.

Compared to some other participants in the oil and gas industry, we are a relatively small company with modest resources. Therefore, there is the possibility that we may be unable to find counterparties willing to enter into derivative arrangements with us or be required to either purchase relatively expensive put options, or commit to deliver future production, to manage the commodity price risk of our future production. To the extent that we commit to deliver future production, we may be forced to make cash deposits available to counterparties as they mark to market these financial hedges. Proposed changes in regulations affecting derivatives may further limit or raise the cost, or increase the credit support required to hedge. This funding requirement may limit the level of commodity price risk management that we are prudently able to complete. In addition, we are unlikely to hedge undeveloped reserves to the same extent that we hedge the anticipated production from proved developed reserves. If we fail to manage the commodity price risk of our production and energy prices fall, we may not be able to realize the cash flows from our assets that are currently anticipated even if we are successful in increasing the production and ultimate recovery of reserves.

Risk factors

If we place hedges on future production and encounter difficulties meeting that production, we may not realize the originally anticipated cash flows.

Our assets consist of a mix of reserves, with some being developed while others are undeveloped. To the extent that we sell the production of these reserves on a forward-looking basis but do not realize that anticipated level of production, our cash flow may be adversely affected if energy prices rise above the prices for the forward-looking sales. In this case, we would be required to make payments to the purchaser of the forward-looking sale equal to the difference between the current commodity price and that in the sales contract multiplied by the physical volume of the shortfall. There is the risk that production estimates could be inaccurate or that storms or other unanticipated problems could cause the production to be less than the amount anticipated, causing us to make payments to the purchasers pursuant to the terms of the hedging contracts.

Our price risk management activities could result in financial losses or could reduce our income, which may adversely affect our cash flows.

We enter into derivative contracts to reduce the impact of natural gas and oil price volatility on our cash flow from operations. Currently, we use a combination of natural gas and crude oil put, swap and collar arrangements to mitigate the volatility of future natural gas and oil prices received.

Our actual future production may be significantly higher or lower than we estimate at the time we enter into derivative contracts for such period. If the actual amount of production is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount of production is lower than the notional amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows. In addition, our price risk management activities are subject to the following risks:

➢	a counterparty may not perform its obligation under the applicable derivative instrument;
➢	there may be a change in the expected differential between the underlying commodity price in the derivative instrument and the actual price received; and
➢	the steps we take to monitor our derivative financial instruments may not detect and prevent violations of our risk management policies and procedures.

The properties we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities.

The properties we acquire may not produce as expected, may be in an unexpected condition and we may be subject to increased costs and liabilities, including environmental liabilities. Although we review properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. We focus our review efforts on the higher-value properties or properties with known adverse conditions and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential. Inspections may not be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

Risk factors

Risks Relating to the Convertible Preferred Stock

The convertible preferred stock ranks junior to all of our liabilities.

In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the convertible preferred stock, including the conversion of your shares of the convertible preferred stock into cash, if we so elect, upon a fundamental change, only after all of our indebtedness and other liabilities have been paid. The rights of holders of the convertible preferred stock to participate in the distribution of our assets will rank junior to the prior claims of our creditors and any other equity holders. Consequently, if we are forced to liquidate our assets to pay our creditors. We may incur substantial amounts of additional debt and other obligations that will rank senior to the convertible preferred stock.

As a holding company, we rely on payments from our operating subsidiaries in order for us to make cash dividend payments on the convertible preferred stock.

Energy XXI (Bermuda) Limited is a holding company with no significant operations of its own. Because our operations are conducted through our operating subsidiaries, we depend on dividends, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts to us, whether by dividends, advances or other payments. The ability of our subsidiaries to pay dividends and make other payments to us depends on their earnings, capital requirements and general financial conditions and is restricted by, among other things, applicable corporate and other laws and regulations as well as financing agreements to which our subsidiaries are a party.

We may not be able to pay dividends on the convertible preferred stock and no payment or adjustment will be made upon conversion for accumulated dividends.

Energy XXI (Bermuda) Limited is issuing the convertible preferred stock offered in this prospectus supplement and it is a holding company with no significant operations of its own. Because our operations are conducted through our operating subsidiaries, we depend on dividends, advances and other payments from our subsidiaries in order to allow us to satisfy our financial obligations. Energy XXI Gulf Coast, Inc. is restricted by its revolving credit facility and the indentures governing the 10% Senior Notes due 2013 and the 16% Second Lien Junior Secured Notes due 2014 regarding the payment of cash dividends to us.

Since we are not obligated to declare or pay dividends, we may not pay the dividend in cash to the extent we are restricted. No allowance or adjustment will be made upon conversion for any undeclared or, subject to limited exceptions, unpaid dividends.

The price of our common stock, and therefore of the convertible preferred stock, may fluctuate significantly, which may make it difficult for you to resell the convertible preferred stock, or common stock issuable pursuant to the terms thereof, when you want or at prices you find attractive.

The price of our common stock on the NASDAQ has historically fluctuated significantly. We expect that the market price of our common stock will continue to fluctuate. Because the convertible preferred stock is convertible into shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the convertible preferred stock. Holders who receive common stock pursuant to the terms of the convertible preferred stock will also be subject to the risk of volatility and depressed prices.

Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. The following factors could affect our stock price:

➢	our operating and financial performance and prospects;

Risk factors

➢	quarterly variations in the rate of growth of our financial indicators, such as net income and cash flow per share, net income, cash flow and revenues;
➢	changes in revenue or earnings estimates or publication of research reports by analysts;
➢	speculation in the press or investment community;
➢	general market conditions, including fluctuations in commodity prices; and
➢	domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Market interest rates may affect the value of our convertible preferred stock.

One of the factors that will influence the price of our convertible preferred stock will be the dividend yield on our convertible preferred stock relative to market interest rates. An increase in market interest rates could cause the market price of convertible preferred stock to go down. The trading price of the shares of our convertible preferred stock will also depend on many other factors, which may change from time to time, including:

➢	the market for similar securities;
➢	government action or regulation;
➢	general economic conditions or conditions in the financial markets; and
➢	our financial condition, performance and prospects.

We may issue additional series of preferred stock that rank equally to the convertible preferred stock as to dividend payments and liquidation preference.

Our memorandum of association and the certificate of designation for the convertible preferred stock do not prohibit us from issuing additional series of preferred stock that would rank equally to the convertible preferred stock as to dividend payments and liquidation preference. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the convertible preferred stock in the event of our liquidation. It may also reduce dividend payments on the convertible preferred stock if we do not have sufficient funds to pay dividends on all convertible preferred stock outstanding and outstanding parity preferred stock. Future issuances of preferred stock may adversely affect the market price for our common stock. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

If you hold shares of our convertible preferred stock, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold shares of our convertible preferred stock, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your shares of convertible preferred stock and, in certain cases, under the conversion rate adjustments applicable to our convertible preferred stock. For example, in the event that an amendment is proposed to our Memorandum of Association requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the

Risk factors

amendment occurs prior to the delivery of common stock to you following a conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

We may not have sufficient earnings and profits in order for distributions on the convertible preferred stock to be treated as dividends.

The dividends payable by us on the convertible preferred stock may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes, at the time of payment. If that occurs, it will result in the amount of the dividends that exceed such earnings and profits being treated first as a return of capital to the extent of the holder’s adjusted tax basis in the convertible preferred stock, and the excess, if any, over such adjusted tax basis as capital gain. Such treatment will generally be unfavorable for corporate holders and may also be unfavorable to certain other holders.

The additional shares of our common stock payable on our convertible preferred stock in connection with a fundamental change may not adequately compensate you for the lost option time value of your shares of our convertible preferred stock as a result of such fundamental change.

If a fundamental change occurs, you may be entitled to receive, in certain circumstances, in addition to the number of shares equal to the applicable conversion rate, an additional number of shares upon conversion as described under “Description of convertible preferred stock — Determination of make-whole premium.” The number of additional shares of our common stock will be determined based on the date on which the fundamental change becomes effective, and the price paid per share of common stock in the fundamental change transaction as described under “Description of convertible preferred stock — Special rights upon a fundamental change.” While the additional shares of our common stock upon conversion is designed to compensate you for the lost option time value of your shares of convertible preferred stock as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate you for your loss.

Your ability to transfer the convertible preferred stock may be limited by the absence of a trading market

The convertible preferred stock will be new securities for which currently there is no trading market. We do not currently intend to apply for listing of the convertible preferred stock on any securities exchange or stock market. Although the underwriters have informed us that they currently intend to make a market in the convertible preferred stock, they are not obligated to do so. In addition, the underwriters may discontinue any such market-making at any time without notice. The liquidity of any market for the convertible preferred stock will depend on the number of holders of those shares, the interest of securities dealers in making a market in the convertible preferred stock and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the convertible preferred stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock and the value of the convertible preferred stock.

Except as described under “Underwriting”, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We are offering to sell 750,000 shares of convertible preferred stock (825,000 shares if the initial purchasers exercise their over-allotment option in full) and an additional      to      shares of common stock will be issuable upon exercise of the convertible preferred stock (     to      shares if the initial purchasers exercise their over-allotment option in full). We are required to pay quarterly dividends at a per annum rate of    % on the convertible preferred stock. We may elect to pay all or a portion of such dividends in the form of additional shares of common stock which would result in the issuance of new shares of common stock. Concurrently with this offering, we are offering 90,000,000 shares of common stock (103,500,000 shares of common stock if the over-allotment option is exercised in full).

Risk factors

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of the convertible preferred stock, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the convertible preferred stock. The price of our common stock could be affected by possible sales of our common stock by investors who view the convertible preferred stock as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock as a result of this offering. The hedging or arbitrage could, in turn, affect the market price of the convertible preferred stock.

We have no plans to pay dividends on our common stock. You may not receive funds without selling the shares of common stock that you receive upon conversion of the convertible preferred stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements and investment opportunities. In addition, the agreements governing our indebtedness limit our ability to pay dividends on our common stock.

Other Risks

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a large extent upon the efforts and abilities of our executive officers and key operations personnel. The loss of the services of one or more of these key employees could have a material adverse effect on us. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our exploitation strategy as quickly as we would otherwise wish to do.

Unanticipated decommissioning costs could materially adversely affect our future financial position and results of operations.

We may become responsible for unanticipated costs associated with abandoning and reclaiming wells, facilities and pipelines. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as “decommissioning.” Should decommissioning be required that is not presently anticipated or the decommissioning be accelerated, such as can happen after a hurricane, such costs may exceed the value of reserves remaining at any particular time. We may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on our financial position and results of operations.

If we are unable to acquire or renew permits and approvals required for operations, we may be forced to suspend or cease operations altogether.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies. We may not be able to obtain all necessary permits and approvals, and as a result our operations may be adversely affected. In addition, obtaining all necessary permits and approvals may necessitate substantial expenditures and may create a risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

Risk factors

We may be taxed as a United States Corporation.

We are incorporated under the laws of Bermuda because of our long-term desire to have substantial business interests outside the United States. Currently, legislation in the United States that penalizes domestic corporations that reincorporate in a foreign country does not affect us, but future legislation could. We are unable to predict whether any such future legislation will be enacted.

We plan to purchase any U.S. assets through our indirect, wholly-owned subsidiary Energy XXI Gulf Coast, Inc. Energy XXI, Inc. and its subsidiaries will pay U.S. taxes on U.S. income. We do not currently intend to engage in any business activity in the United States. However, there is a risk that some or all of our income could be challenged, and considered as effectively connected to a U.S. trade or business, and therefore subject to U.S. taxation. In consideration of this risk, we and our U.S. subsidiaries have implemented certain operational steps to separate our subsidiaries’ U.S. operations from our other operations. In general, employees based in the United States will be employees of our U.S. subsidiaries, and will be paid for their services by such U.S. subsidiaries. Salaries of our employees who are U.S. residents and who render services to the U.S. business activities will be allocated as expenses of the U.S. subsidiaries.

Certain U.S. federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

President Obama’s Proposed Fiscal Year 2010 Budget includes proposed legislation that would, if enacted into law, make significant changes to U.S. tax laws, including the elimination of certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. These changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) the elimination of the deduction for certain domestic production activities, and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether any such changes will be enacted or how soon any such changes could become effective. The passage of any legislation as a result of these proposals or any other similar changes in U.S. federal income tax laws could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operations.

Use of proceeds

We estimate that the net proceeds to us from this offering of convertible preferred stock, after deducting underwriting discounts and commission and estimated offering expenses, will be approximately $72.8 million (or approximately $80.0 million if the underwriters exercise their option to purchase additional shares in full). We intend to fund the MitEnergy acquisition with the net proceeds from the offering and from the Common Stock Offering, together with cash on hand. If the underwriters exercise their option to purchase additional shares, we will use the net proceeds from such exercise to fund capital expenditures related to our drilling and development activities, and for general corporate purposes. For additional information, please read “Summary — Energy XXI (Bermuda) Limited — MitEnergy Acquisition.”

There is no assurance that the MitEnergy acquisition will be completed, or that the anticipated benefits listed above will be realized. This offering of convertible preferred stock will not be conditioned on the closing of the MitEnergy acquisition.

Capitalization

The following table sets forth our cash and capitalization as of September 30, 2009:

➢	on a historical basis;
➢	as adjusted for the exchange offer and private placement; and
➢	on a pro forma basis as further adjusted to give effect to the MitEnergy acquisition and use of the proceeds of this offering and the concurrent Common Stock Offering (assuming that the underwriters do not exercise their over-allotment option in either offering).

This table should be read in conjunction with our consolidated financial statements and the related notes thereto, the unaudited pro forma financial statements and the other financial information included and incorporated by reference in this prospectus supplement.

	Actual	As Adjusted		Pro forma
	(In Millions)
Cash and cash equivalents	$107.3	$120.7	(2)	$139.1	(4)
Debt:
First Lien Revolving Credit Facility	$231.8	$190.8	(1)	$190.8
Second Lien Notes	—	387.9	(2)	387.9
Senior Notes	624.0	276.5	(2)	276.5
Other	0.3	0.3		0.3
Total debt, less current maturities	856.1	855.5		855.5
Stockholders’ Equity
Preferred Stock, $0.001 par value, 2,500,000 shares authorized(5)	—	—		—	(4)
Common Stock, $0.001 par value, 400,000,000 shares authorized(6)	0.2	0.2		0.3
Additional paid in capital	604.1	623.5	(3)	904.8	(4)
Retained earnings (deficit)	(528.2)	(505.6)		(505.6)
Accumulated other comprehensive income	26.3	26.3		26.3
Total stockholders’ equity	102.4	144.4		425.8
Total capitalization	$958.5	$999.9		$1,281.3

(1)	Reflects $41.0 million in payments made to reduce borrowings under the revolving credit facility from the proceeds of the private placement.
(2)	The total face amount of Second Lien Notes issued were $338.0 million, consisting of $60.0 million face amount associated with the private placement and $278 million face amount issued in exchange for $347.5 million of Senior Notes. Due to the accounting rules governing the exchange, for book purposes, the exchange of the Second Lien Notes are recorded at the historical carrying value of the Senior Notes with the difference recognized as a reduction in interest expense over the term of the Second Lien Notes. In addition, the $60.0 million face amount of new Second Lien Notes issued in connection with the private placement will be recorded at $40.4 million due to the original issue discount related to the common stock issued in conjunction with the private placement. The difference will be recognized as incremental interest expense over the term of the Second Lien Notes. We incurred $3.4 million of transaction expenses related to the exchange offer and private placement.

Capitalization

(3)	Reflects the issuance of 13.2 million shares. The amount allocated to the common stock ($19.6 million) represents the relative fair value of the common stock relative to the Series B Second Lien Notes.
(4)	Represents (a) net proceeds from sale of $223.3 million of common stock (based on the closing price per share of $2.47 on November 27, 2009, less fees and expenses of the offering) and the sale of $75 million face value of perpetual preferred stock, less the purchase of the MitEnergy Properties for $263 million cash ($283 million contract price less $20 million of purchase price adjustments).
(5)	No shares of convertible preferred stock outstanding as of September 30, 2009. 750,000 shares of convertible preferred stock outstanding after the preferred stock offering.
(6)	As of September 30, 2009, there were 146,605,377 shares of common stock issued and 146,016,946 shares outstanding; a total of 159,241,666 shares outstanding following the private placement; and a total of 249,830,097 shares outstanding after giving effect to the Common Stock Offering.

Ratio of earnings to fixed charges and preferred stock dividends

The following table presents our ratios of consolidated earnings to fixed charges and preferred stock dividends for the periods presented.

	Historical					Pro Forma
	Period from Inception, July 25, 2005, through June 30, 2006	Years Ended June 30,			Quarter Ended September 30 2009	Year Ended June 30 2009	Quarter Ended September 30 2009
		2007	2008	2009
	(unaudited)
Ratio of earnings to fixed charges and preferred stock dividends(1)(2)(3)	2.09	1.61	1.40	—	—	—	1.29

(1)	For purposes of calculating the ratio of consolidated earnings to fixed charges and preferred stock dividends, earnings consist of income (loss) before income taxes plus fixed charges, less preference security dividend requirements. Fixed charges consist of interest expense, amortization of deferred financing fees and original issue discount and preference security dividend requirements.
(2)	For the year ended June 30, 2009, quarter ended September 30, 2009 and the pro forma year ended June 30, 2009, earnings were inadequate to cover fixed charges and preferred stock dividends, and the ratio of earnings to fixed charges and preferred stock dividends therefore has not been presented for those periods. The coverage deficiency necessary for the ratio of earnings to fixed charges and preferred stock dividends to equal 1.00x (one-to-one coverage) was $3.1 million for the quarter ended September 30, 2009 and $594.0 million for the year ended June 30, 2009 and $557.2 million for the pro forma year ended June 30, 2009.
(3)	The pro forma ratio of earnings to fixed charges and preferred stock dividends were calculated on a pro forma basis after giving effect to the issuance of the convertible preferred stock offered hereby and the use of proceeds therefrom to fund the MitEnergy acquisition, and assumes that the underwriters will not exercise their option to purchase additional shares of our convertible preferred stock in this offering.

Price range of common stock and dividends

Our common stock trades on the NASDAQ and on the AIM under the symbol “EXXI.” As of August 20, 2009, there were approximately 284 holders of record of our common stock. Pending the results of the vote of our shareholders at the annual meeting and the decision of our Board of Directors, we may delist from the AIM.

The following table sets forth, for the periods indicated, the range of the high and low closing sales prices of our common stock on the NASDAQ.

	Common Stock
	High	Low
Fiscal 2008
First Quarter	$6.65	$4.79
Second Quarter	5.60	4.20
Third Quarter	5.45	3.51
Fourth Quarter	7.43	3.75
Fiscal 2009
First Quarter	6.59	2.78
Second Quarter	2.88	0.67
Third Quarter	1.25	0.28
Fourth Quarter	0.76	0.41
Fiscal 2010
First Quarter	1.98	0.44
Second Quarter (through November 27, 2009)	2.60	1.41

On September 9, 2008, the Board of Directors declared a common stock quarterly cash dividend of $0.005 per share, payable October 20, 2008 to shareholders of record on September 19, 2008. On February 6, 2009, the Board of Directors declared a cash dividend of $0.005 per common share, payable on March 13, 2009 to shareholders of record on February 20, 2009. With the borrowing base redetermination completed in April 2009, we agreed to cease declaring dividends until the next borrowing base redetermination is completed in the fall of 2009. We currently do not intend on paying dividends on our common stock.

Selected financial data

The selected consolidated financial data set forth below should be read in conjunction with Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and notes to those consolidated financial statements included elsewhere in this report.

	Year Ended June 30,			Quarter Ended September 30,
	2007	2008	2009	2008	2009
	(In Thousands, Except per Share Amounts)
Income Statement Data
Revenues	$341,284	$643,232	$433,830	$119,744	$84,907
Depreciation, Depletion and Amortization (“DD&A”)	145,928	307,389	217,207	62,409	35,351
Impairment of Oil and Gas Properties	—	—	576,996	—	—
Operating Income (Loss)	95,215	143,600	(517,217)	13,469	15,923
Other Income (Expense) – Net	(58,420)	(101,857)	(76,751)	(20,971)	(18,976)
Net Income (Loss)	24,130	26,869	(571,629)	(4,651)	(12,300)
Basic Earnings (Loss) per Common Share	$0.29	$0.31	$(3.95)	$(0.03)	$(0.08)
Diluted Earnings (Loss) per Common Share	0.29	0.30	(3.95)	(0.03)	(0.08)
Cash Flows Data
Provided by (Used in)
Operating Activities	$270,783	$366,052	$224,906	$71,055	$27,252
Investing Activities
Acquisitions	(717,618)	(40,016)	—	—	—
Investment in properties	(427,213)	(308,578)	(245,083)	(86,123)	(10,141)
Other	1,955	(296)	2,935	—	7,541
Total Investing Activities	(1,142,876)	(348,890)	(242,148)	(86,123)	(2,600)
Financing Activities	829,488	132,016	(62,795)	(64,591)	(6,276)
Increase (Decrease) in Cash	$(42,605)	$149,178	$(80,037)	$(79,659)	$18,376
Dividends Paid per Average Common Share	—	—	$0.015	—	—

	June 30,			September 30, 2009
	2007	2008	2009
	(In Thousands)
Balance Sheet Data
Total Assets	$1,648,442	$2,049,931	$1,328,662	$1,323,757
Long-term Debt Including Current Maturities	1,051,019	952,222	862,827	858,302
Stockholders’ Equity	397,126	374,585	127,500	102,441

Selected financial data

Operating Highlights

	Year Ended June 30,			Quarter Ended September 30,
	2007	2008	2009	2008	2009
	(In Thousands, Except per Share Amounts)
Operating revenues
Crude oil sales	$177,783	$484,552	$278,014	$119,214	$58,114
Natural gas sales	131,065	237,628	113,156	44,442	9,770
Hedge gain (loss)	32,436	(78,948)	42,660	(43,912)	17,023
Total revenues	341,284	643,232	433,830	119,744	84,907
Percent of operating revenues from crude oil
Prior to hedge gain (loss)	57.6%	67.1%	71.1%	72.8%	85.6%
Including hedge gain (loss)	56.8%	61.6%	67.5%	68.5%	78.1%
Operating expenses
Lease operating expense
Insurance expense	12,670	18,218	19,188	4,918	5,954
Workover and maintenance	8,269	22,397	15,930	3,873	3,231
Direct lease operating expense	48,046	102,244	87,032	26,207	16,240
Total lease operating expense	68,985	142,859	122,150	34,998	25,425
Production taxes	3,595	8,686	5,450	2,036	1,275
Depreciation, depletion and amortization	145,928	307,389	217,207	62,409	35,351
Impairment of oil and gas properties	—	—	576,996	—	—
General and administrative	26,507	26,450	24,756	6,235	8,066
Other – net	1,054	14,248	4,488	597	(1,133)
Total operating expenses	246,069	499,632	951,047	106,275	68,984
Operating income (loss)	$95,215	$143,600	$(517,217)	$13,469	$15,923
Sales volumes per day
Natural gas (MMcf)	50.3	75.7	47.9	46.8	33.2
Crude oil (MBbls)	7.8	13.5	11.4	11.0	10.0
Total (MBOE)	16.2	26.2	19.3	18.8	15.5
Percent of sales volumes from crude oil	48.2%	51.8%	58.7%	58.5%	64.5%
Average sales price
Natural gas per Mcf	$7.13	$8.57	$6.48	$10.33	$3.20
Hedge gain (loss) per Mcf	0.90	0.34	1.60	(1.57)	2.90
Total natural gas per Mcf	$8.03	$8.91	$8.08	$8.76	$6.10
Crude oil per Bbl	$62.33	$97.72	$67.06	$117.75	$63.44
Hedge gain (loss) per Bbl	5.60	(17.82)	3.56	(36.70)	8.93
Total crude oil per Bbl	$67.93	$79.90	$70.62	$81.05	$72.37
Total hedge gain (loss) per BOE	$5.48	$(8.24)	$6.04	$(25.39)	$11.95
Operating revenues per BOE	$57.71	$67.16	$61.47	$69.23	$59.59
Operating expenses per BOE
Lease operating expense
Insurance expense	2.14	1.90	2.72	2.84	4.18
Workover and maintenance	1.40	2.34	2.26	2.24	2.27
Direct lease operating expense	8.12	10.68	12.33	15.15	11.40
Total lease operating expense	11.66	14.92	17.31	20.23	17.85
Production taxes	0.61	0.91	0.77	1.18	0.89
Impairment of oil and gas properties	—	—	81.75	—	—
Depreciation, depletion and amortization	24.68	32.09	30.78	36.08	24.81
General and administrative	4.48	2.76	3.51	3.60	5.66
Other – net	0.18	1.49	0.64	0.35	(0.80)
Total operating expenses	41.61	52.17	134.76	61.44	48.41
Operating income (loss) per BOE	$16.10	$14.99	$(73.29)	$7.79	$11.18

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the notes to those financial statements included in our annual report on Form 10-K for the year ended June 30, 2009 and in our quarterly report on Form 10-Q for the quarter ended September 30, 2009, both of which are incorporated herein by reference. The following discussion includes forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed under “Risk Factors.”

General

We are an independent oil and natural gas exploration and production company with properties focused in the U.S. Gulf Coast and the Gulf of Mexico. Our business strategy includes: (i) acquiring oil and gas properties; (ii) exploiting our core assets to enhance production and ultimate recover of reserves; and (iii) utilizing a small portion of our capital program to explore the ultra-deep shelf for large potential quantities of oil and gas.

Our operations are geographically focused and we target acquisitions of oil and gas properties with which we can add value by increasing production and ultimate recovery of reserves, whether through exploitation or exploration, often using reprocessed seismic data to identify previously overlooked opportunities. For the year ended June 30, 2009, approximately 58 percent of our capital expenditures were associated with the exploitation of existing properties. During the past two years, we have sought to maintain our production at South Timbalier 21 and have gradually shifted our exploitation focus to the properties acquired from Pogo Producing on June 8, 2007. For the year ended June 30, 2009, production from those properties averaged 7.0 thousand barrels of oil equivalent per day (“MBOED”) and we spent approximately $50 million of capital on these acquired assets.

At June 30, 2009, our total proved reserves were 53.1 million barrels of oil equivalent (“MMBOE”) of which 58 percent were oil and 64 percent were classified as proved developed. We operated or had an interest in 274 producing wells on 148,784 net developed acres, including interests in 56 producing fields. All of our properties are located on the Gulf Coast and in the Gulf of Mexico, with approximately 78 percent of our proved reserves being offshore. This concentration facilitates our ability to manage the operated fields efficiently and our high number of wellbore locations provides diversification of our production and reserves. We believe operating our assets is key to our strategy; approximately 78 percent of our proved reserves are on properties operated by us. We have a seismic database covering approximately 3,100 square miles, primarily focused on our existing operations. This database has helped us identify at least 100 development and exploration opportunities. We believe the mature legacy fields on our acquired properties will lend themselves well to our aggressive exploitation strategy and expect to identify incremental exploration opportunities on the properties.

Initial Public Offering

We were originally formed and incorporated in July 2005 as an exempted company under the laws of Bermuda to serve as a vehicle for the acquisition of oil and gas reserves and related assets. In October 2005, we completed a $300 million initial public offering of common stock and warrants on the AIM. On June 6, 2007, our common stock was admitted to the CREST electronic settlement system, which allows any interested party to trade our unrestricted common stock on AIM under the symbol “EXXI.” On August 1, 2007, our common stock was admitted for trading on NASDAQ under the symbol “EXXI.”

Management’s discussion and analysis of financial condition and results of operations

Acquisitions

Marlin.  On February 21, 2006, we entered into a definitive agreement with Marlin to acquire 100 percent of the membership interests in Marlin Energy Offshore, L.L.C. and Marlin Texas GP, L.L.C. and the limited partnership interests in Marlin Texas, L.P. for total cash consideration of approximately $448.4 million.

Castex.  On June 7, 2006, we entered into a definitive agreement with affiliates of Castex to acquire the Castex Acquisition. We closed the Castex Acquisition on July 28, 2006. Our cash cost of the acquisition was approximately $311.2 million.

Pogo Properties.  On June 8, 2007, we purchased the Pogo Properties in the Pogo Acquisition for approximately $415.1 million.

Castex Energy.  In July 2007, we acquired a 49.5 percent limited partnership interest in Castex Energy 2007, L.P. (the “Partnership”). The Partnership was formed on May 30, 2007 with Castex Energy, Inc. as general partner and Castex Energy 2005, L.P. as the limited partner. Revenue and expenses were allocated 1 percent to the general partner and 99 percent to the limited partners. The Partnership was formed to acquire certain onshore southern Louisiana assets from EPL of Louisiana, L.L.C. effective April 1, 2007 for consideration of $71.7 million. We were distributed our proportionate share of the Partnership assets and liabilities effective November 30, 2007.

MitEnergy.  On November 20, 2009, we entered into a definitive agreement with MitEnergy for the MitEnergy acquisition which, as described above, consists of our acquisition of certain Gulf of Mexico shelf oil and natural gas interests for total cash consideration of approximately $283 million.

Outlook

Our revenue, cash flow from operations and future growth depend substantially on factors beyond our control, such as access to capital, economic, political and regulatory developments, and competition from other sources of energy. Multiple events during 2008 and to date in 2009 involving numerous financial institutions have effectively restricted current liquidity within the capital markets throughout the United States and around the world. Despite efforts by treasury and banking regulators in the United States, Europe and other nations around the world to provide liquidity to the financial sector, capital markets currently remain constrained. We expect that our ability to raise debt and equity at prices that are similar to offerings in recent years to be limited as long as the capital markets remain constrained.

Since July 1, 2008, our stock price closed at a high of $6.59 on July 1, 2008 and our stock price declined to a closing low of $0.28 on March 3, 2009. We intend to move forward with our development drilling program when market conditions allow for an adequate return on the drilling investment and only when we have sufficient liquidity to do so. Maintaining adequate liquidity may involve the issuance of debt and equity at less attractive terms, could involve the sale of non-core assets and could require reductions in our capital spending. In the near-term we will focus on maximizing returns on existing assets by managing our costs and selectively deploying capital to improve existing production.

Natural gas and oil prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for natural gas or oil could materially and adversely affect our financial position, our results of operations, the quantities of natural gas and oil reserves that we can economically produce and our access to capital. As required by our revolving credit facility, we have mitigated this volatility through December 2011 by implementing a hedging program on a portion of our total anticipated production during this time frame. See Note 9 of Notes to Consolidated Financial Statements in our annual report on Form 10-K for the fiscal year ended June 30, 2009, which is incorporated herein by reference for a detailed discussion of our hedging program.

Management’s discussion and analysis of financial condition and results of operations

In August 2009, we reached an agreement with our lead insurance underwriters on a $53.0 million global settlement of all outstanding claims related to last year’s hurricane damage (subject to documentation and to approval by the full insurer group). The $53.0 million cash settlement was received during our first and second fiscal quarters, which ends December 31, 2009. The settlement amount is incremental to $27.9 million of reimbursements received through June 30, 2009 related to hurricane claims.

We face the challenge of natural gas and oil production declines. As a given well’s initial reservoir pressures are depleted, natural gas and oil production decreases, thus reducing our total reserves. We attempt to overcome this natural decline both by drilling on our properties and acquiring additional reserves. We will maintain our focus on controlling costs to add reserves through drilling and acquisitions, as well as controlling the corresponding costs necessary to produce such reserves. Our ability to add reserves through drilling is dependent on our capital resources and can be limited by many factors, including the ability to timely obtain drilling permits and regulatory approvals and voluntary reductions in capital spending in a low commodity price environment. Any delays in drilling, completion or connection to gathering lines of our new wells will negatively impact the rate of our production, which may have an adverse effect on our revenues. In accordance with our business strategy, we intend to invest the capital necessary to maintain our production at existing levels over the long-term provided that it is economical to do so based on the commodity price environment. However, we cannot be certain that we will be able to issue our debt and equity securities on favorable terms, or at all, and we may be unable to refinance our revolving credit facility when it expires. Additionally, due to the significant decline in commodity prices, our borrowing base under our revolving credit facility may be re-determined such that it will not provide for the working capital necessary to fund our capital spending program.

Results of Operations

Three Months Ended September 30, 2009 Compared With the Three Months Ended September 30, 2008.

Our consolidated net loss for the three months ended September 30, 2009 was $12.3 million or $0.08 diluted loss per common share (“per share”) as compared to consolidated net loss of $4.7 million for the three months ended September 30, 2008 or $0.03 diluted loss per share. The decrease was primarily due to a higher effective income tax rate, lower production volumes and lower commodity prices partially offset by lower lease operating and DD&A expense.

Price and Volume Variances

	Three Months Ended September 30,		Price (Decrease)	Percent (Decrease)	Revenue (Decrease)
	2009	2008
					(In Thousands)
Price Variance(1)
Crude oil sales prices (per Bbl)	$72.37	$81.05	$(8.68)	(10.7)%	$(7,951)
Natural gas sales prices (per Mcf)	6.10	8.76	(2.66)	(30.4)%	(8,118)
Total price variance					(16,069)
Volume Variance
Crude oil sales volumes (MBbls)	916	1,012	(99)	(9.8)%	(7,818)
Natural gas sales volumes (MMcf)	3,052	4,304	(1,252)	(29.1)%	(10,950)
BOE sales volumes (MBOE)	1,425	1,730	(305)	(17.6)%
Percent of BOE from crude oil	64.5%	58.5%
Total volume variance					(18,768)
Total price and volume variance					$(34,837)

(1)	Commodity prices include the impact of hedging activities.

Management’s discussion and analysis of financial condition and results of operations

Revenue Variances

	Three Months Ended September 30,		(Decrease)	Percent (Decrease)
	2009	2008
		(In Thousands)
Crude oil	$66,293	$82,062	$(15,769)	(19.2)%
Natural gas	18,614	37,682	(19,068)	(50.6)%
Total revenues	$84,907	$119,744	$(34,837)	(29.1)%

Revenues

Our consolidated revenues decreased $34.8 million in the first quarter of fiscal 2010 as compared to the same period in the prior fiscal year. Lower revenues were primarily due to lower production volumes which were impacted by the lingering effects of Hurricanes Gustav and Ike and reduced revenues by $18.8 million. Operating revenues were also impacted by lower commodity prices resulting in decreased revenues of $16.0 million. Revenue variances related to commodity prices and sales volumes are described below.

Price Variances

Commodity prices are one of our key drivers of earnings generation and net operating cash flow. Lower commodity prices reduced revenues by $16.0 million in the first quarter of fiscal 2010. Average natural gas prices, including a $3.14 realized gain per Mcf related to hedging activities, decreased $2.66 per Mcf during the first quarter of fiscal 2010, resulting in decreased revenues of $8.1 million. Average crude oil prices, including an $8.93 realized gain per barrel related to hedging activities, decreased $8.68 per barrel in the first quarter of fiscal 2010, resulting in decreased revenues of $7.9 million. Commodity prices are affected by many factors that are outside of our control. Therefore, commodity prices we received during the first quarter of fiscal 2010 are not necessarily indicative of prices we may receive in the future. Depressed commodity prices over a period of time could result in reduced cash from operating activities, potentially causing us to expend less on our capital program. Lower spending on our capital program could result in a reduction of the amount of production volumes we are able to produce. We cannot accurately predict future commodity prices, and cannot be certain whether these events will occur.

Volume Variances

Sales volumes are another key driver that impact our earnings and net operating cash flow. Lower sales volumes in the first quarter of fiscal 2010 resulted in decreased revenues of $18.8 million. Crude oil sales volumes decreased 99 MBbls in the first quarter of fiscal 2010, resulting in decreased revenues of $7.8 million. Natural gas sales volumes decreased 1,252 MMcf in the first quarter of fiscal 2010, resulting in decreased revenues of $10.9 million. The decrease in crude oil and natural gas sales volumes in the first quarter of fiscal 2010 was primarily due to the lingering impact of Hurricanes Gustav and Ike.

As mentioned above, depressed commodity prices over an extended period of time or other unforeseen events could occur that would result in our being unable to sustain a capital program that allows us to meet our production growth goals. However, we cannot predict whether such events will occur.

Management’s discussion and analysis of financial condition and results of operations

Below is a discussion of Costs and expenses and Other (income) expense.

Costs and Expenses and Other (Income) Expense

	Three Months Ended September 30,				Increase (Decrease) Amount
	2009		2008
	Amount	Per BOE	Amount	Per BOE
	(In Thousands, Except per Unit Amounts)
Costs and expenses
Lease operating expense
Insurance expense	$5,954	$4.18	$4,918	$2.84	$1,036
Workover and maintenance	3,231	2.27	3,873	2.24	(642)
Direct lease operating expense	16,240	11.40	26,207	15.15	(9,967)
Total lease operating expense	25,425	17.85	34,998	20.23	(9,573)
Production taxes	1,275	0.89	2,036	1.18	(761)
DD&A	35,351	24.81	62,409	36.08	(27,058)
Accretion of asset retirement obligation	5,146	3.61	2,461	1.43	2,685
General and administrative expense	8,066	5.66	6,235	3.60	1,831
Gain on derivative financial instruments	(6,279)	(4.41)	(1,864)	(1.08)	(4,415)
Total costs and expenses	$68,984	$48.41	$106,275	$61.44	$(37,291)
Other (income) expense
Interest income	(1,986)	$(1.39)	$(1,334)	$(0.77)	$(652)
Interest expense	20,962	14.71	22,305	12.90	(1,343)
Total other (income) expense	$18,976	$13.32	$20,971	$12.13	$(1,995)

Costs and expenses decreased $37.3 million in the first quarter of fiscal 2010. DD&A expense decreased $27.1 million primarily due to decreased production as a result of the impact of Hurricanes Gustav and Ike ($16.1 million) coupled with a lower DD&A rate ($11.0 million) primarily due to the impairment of oil and gas properties. Lease operating expense decreased $9.6 million in the first quarter of fiscal 2010 compared to the first quarter of fiscal 2009. This decrease was primarily due to lower well operating expenses stemming from the increase in shut-in properties as a result of Hurricanes Gustav and Ike.

Other (income) expense decreased $2.0 million in the first quarter of fiscal 2010. This decrease was primarily due to the items discussed below.

Interest income increased $0.7 million due primarily to higher interest bearing investments partially offset by lower interest rates. Interest expense decreased $1.3 million due to the repurchase of bonds and repayments of debt. On a per unit of production basis, interest expense increased 14.0 percent, from $12.90/BOE to $14.71/BOE.

Income Tax Expense

Income tax benefit decreased $12.1 million in the first quarter of fiscal 2010 compared to the first quarter of fiscal 2009, primarily due to a decrease in loss before income taxes of $4.4 million and the establishment of a valuation allowance against the net deferred tax assets in the U.S. The effective income tax rate for the first quarter of fiscal 2010 increased from the first quarter of fiscal 2009 from 38.0 percent to (302.9) percent.

Management’s discussion and analysis of financial condition and results of operations

Year Ended June 30, 2009 Compared With the Year Ended June 30, 2008

Our consolidated net loss was $571.6 million or $3.95 diluted loss per share in fiscal 2009 principally as a result of the impairment of oil and gas properties due primarily to lower commodity prices and lower production volumes that were affected by Hurricanes Gustav and Ike. Below is a discussion of prices, volumes and revenue variances.

Price and Volume Variances

	Year Ended June 30,		Decrease	Percent Decrease	Revenue Decrease
	2009	2008
					(In Thousands)
Price Variance(1)
Crude oil sales prices (per Bbl)	$70.62	$79.90	$(9.28)	$(11.6)%	$(38,475)
Natural gas sales prices (per Mcf)	8.08	8.91	(0.83)	(9.3)%	(14,502)
Total price variance					(52,977)
Volume Variance
Crude oil sales volumes (MBbls)	4,146	4,959	(813)	(16.4)%	(64,941)
Natural gas sales volumes (MMcf)	17,472	27,716	(10,244)	(37.0)%	(91,484)
BOE sales volumes (MBOE)	7,058	9,578	(2,520)	(26.3)%
Percent of BOE from crude oil	58.7%	51.8%
Total volume variance					(156,425)
Total price and volume variance					$(209,402)

(1)	Commodity prices include the impact of hedging activities.

Revenue Variances

	Year Ended June 30,		Decrease	Percent Decrease
	2009	2008
	(In Thousands)
Crude oil	$292,763	$396,179	$(103,416)	(26.1)%
Natural gas	141,067	247,053	(105,986)	(42.9)%
Total revenues	$433,830	$643,232	$(209,402)	(32.6)%

Revenues

Our consolidated revenues decreased $209.4 million in fiscal 2009. Lower revenues were primarily due to lower crude oil and natural gas sales volumes that were significantly impacted by effects of Hurricanes Gustav and Ike coupled with the impact of lower commodity prices, resulting in decreased revenues of $156.4 million related to volumes and $53.0 million attributable to commodity prices. Revenue variances related to commodity prices and sales volumes are described below.

Price Variances

Commodity prices are one of our key drivers of earnings generation and net operating cash flow. Lower commodity prices reduced revenues $53.0 million in fiscal 2009. Average natural gas prices, including a $1.60 realized gain per Mcf related to hedging activities, decreased $0.83 per Mcf during fiscal 2009, resulting in decreased revenues of $14.5 million. Average crude oil prices, including a $3.56 realized gain per barrel related to hedging activities, decreased $9.28 per barrel in fiscal 2009, resulting in decreased revenues of $38.5 million. Commodity prices are affected by many factors that are outside of our control.

Management’s discussion and analysis of financial condition and results of operations

Commodity prices we received during fiscal 2009 are not necessarily indicative of prices we may receive in the future. Depressed commodity prices over a period of time could result in reduced cash from operating activities, potentially causing us to expend less on our capital program. Lower spending on our capital program could result in a reduction of production volumes. We cannot accurately predict future commodity prices.

Volume Variances

Sales volumes are another key driver that impact our earnings and net operating cash flow. Lower sales volumes in fiscal 2009 resulted in decreased revenues of $156.4 million. Crude oil sales volumes decreased 813 MBbls in fiscal 2009, resulting in lower revenues of $64.9 million. Natural gas sales volumes decreased 10,244 MMcf in fiscal 2009, resulting in lower revenues of $91.5 million. The decrease in crude oil and natural gas sales volumes in fiscal 2009 was primarily due to the effects of Hurricanes Gustav and Ike.

Below is a discussion of costs and expenses and other (income) expense.

Costs and Expenses and Other (Income) Expense

	Year Ended June 30,				Increase (Decrease) Amount
	2009		2008
	Amount	Per BOE	Amount	Per BOE
	(In Thousands, Except per Unit Amounts)
Costs and expenses
Lease operating expense
Insurance expense	$19,188	$2.72	$18,218	$1.90	$970
Workover and maintenance	15,930	2.26	22,397	2.34	(6,467)
Direct lease operating expense	87,032	12.33	102,244	10.68	(15,212)
Total lease operating expense	122,150	17.31	142,859	14.92	(20,709)
Production taxes	5,450	0.77	8,686	0.91	(3,236)
Impairment of oil and gas properties	576,996	81.75	—	—	576,996
DD&A	217,207	30.78	307,389	32.09	(90,182)
Accretion of asset retirement obligation	14,635	2.07	8,176	0.85	6,459
General and administrative expense	24,756	3.51	26,450	2.76	(1,694)
Loss (gain) on derivative financial instruments	(10,147)	(1.43)	6,072	0.64	(16,219)
Total costs and expenses	$951,047	$134.76	$499,632	$52.17	$451,415
Other (income) expense
Interest income	$(7,498)	$(1.06)	$(1,403)	$(0.15)	$(6,095)
Interest expense	84,249	11.93	103,260	10.78	(19,011)
Total other (income) expense	$76,751	$10.87	$101,857	$10.63	$(25,106)

Costs and expenses increased $451.4 million in fiscal 2009. This increase in costs and expenses was primarily due to the $577.0 million impairment of oil and gas properties. Because of the significant decline in crude oil and natural gas prices, coupled with the impact of Hurricanes Gustav and Ike, we recognized a non-cash write-down of the net book value of our oil and gas properties of $117.9 million and $459.1 million in the third and second quarters of fiscal 2009, respectively. The write-downs were reduced by $179.9 million and $203.0 million pre-tax as a result of our hedging program in the third and second quarters of fiscal 2009, respectively. The impact of the impairment of oil and gas properties was partially offset by the items discussed below.

Management’s discussion and analysis of financial condition and results of operations

DD&A expense decreased $90.2 million primarily due to lower production ($80.9 million) coupled with a lower DD&A rate ($9.3 million) as result of the write-down of oil and gas properties. Lease operating expense decreased $20.7 million in fiscal 2009 compared to fiscal 2008. This decrease was primarily due to lower well operating expenses stemming from the decrease in producing properties resulting from the hurricane damage noted above.

Accretion of asset retirement obligation increased $6.5 million as a result of the increase in plugged and abandoned properties related to our write-down.

The increase in gain on derivative financial instruments in fiscal 2009 compared to fiscal 2008 of $16.2 million was principally due to the turnaround related to the net price ineffectiveness of our hedged crude oil and natural gas contracts.

Production taxes decreased $3.2 million primarily as a result of lower crude oil and natural gas revenues as well as a decrease in total production.

Other (income) expense decreased $25.1 million in fiscal 2009. Interest income increased $6.1 million due primarily to higher interest bearing investments partially offset by lower interest rates. Interest expense decreased $19.0 million due to the repurchase of bonds and repayments of debt.

Income Tax Expense

Income tax expense decreased $37.2 million in fiscal 2009 compared to fiscal 2008, primarily due to a decrease in income before income taxes of $635.7 million, and the establishment of a valuation allowance against the net deferred U.S. tax assets. The effective income tax rate for fiscal 2009 decreased from fiscal 2008 from 35.6 percent to 3.8 percent.

Year Ended June 30, 2008 Compared With the Year Ended June 30, 2007.

Our consolidated net income increased to $26.9 million or $0.30 diluted earnings per share in fiscal 2008 primarily due to higher commodity prices and higher production volumes. Below is a discussion of prices, volumes and revenue variances.

Price and Volume Variances

	Year Ended June 30,		Price Increase	Percent Increase	Revenue Increase
	2008	2007
					(In Thousands)
Price Variance(1)
Crude oil sales prices (per Bbl)	$79.90	$67.93	$11.97	$17.6%	$59,359
Natural gas sales prices (per Mcf)	8.91	8.03	0.88	11.0%	24,390
Total price variance					83,749
Volume Variance
Crude oil sales volumes (MBbls)	4,959	2,852	2,107	73.9%	143,071
Natural gas sales volumes (MMcf)	27,716	18,370	9,346	50.9%	75,128
BOE sales volumes (MBOE)	9,578	5,914	3,664	62.0%
Percent of BOE from crude oil	51.8%	48.2%
Total volume variance					218,199
Total price and volume variance					$301,948

(1)	Commodity prices include the impact of hedging activities.

Management’s discussion and analysis of financial condition and results of operations

Revenue Variances

	Year Ended June 30,		Increase	Percent Increase
	2008	2007
	(In Thousands)
Crude oil	$396,179	$193,749	$202,430	104.5%
Natural gas	247,053	147,535	99,518	67.5%
Total revenues	$643,232	$341,284	$301,948	88.5%

Revenues

Our consolidated revenues increased $301.9 million in fiscal 2008. Higher revenues were primarily due to higher commodity prices, a change in mix to a higher percentage of oil production and greater total volumes, resulting in increased revenues of $83.7 million and $218.2 million, respectively. Revenue variances related to commodity prices and sales volumes are described below.

Price Variances

Commodity prices are one of our key drivers of earnings generation and net operating cash flow. Higher commodity prices contributed $83.7 million to the increase in revenues in fiscal 2008. Average natural gas prices, including a $0.34 realized gain per Mcf related to hedging activities, increased $0.88 per Mcf during fiscal 2008, resulting in increased revenues of $24.4 million. Average crude oil prices, including a $(17.82) realized loss per barrel related to hedging activities, increased $11.97 per barrel in fiscal 2008, resulting in increased revenues of $59.4 million. Commodity prices are affected by many factors that are outside of our control. Therefore, commodity prices we received during fiscal 2008 are not necessarily indicative of prices we may receive in the future. Depressed commodity prices over a period of time could result in reduced cash from operating activities, potentially causing us to expend less on our capital program. Lower spending on our capital program could result in a reduction of the amount of production volumes we are able to produce. We cannot accurately predict future commodity prices.

Volume Variances

Sales volumes are another key driver that impact our earnings and net operating cash flow. Higher sales volumes in fiscal 2008 resulted in increased revenues of $218.2 million. Crude oil sales volumes increased 2,107 MBbls in fiscal 2008, resulting in increased revenues of $143.1 million. Natural gas sales volumes increased 9,346 MMcf in fiscal 2008, resulting in increased revenues of $75.1 million. The increase in crude oil and natural gas sales volumes in fiscal 2008 was primarily due to our acquisitions and our exploration and development programs.

Management’s discussion and analysis of financial condition and results of operations

Below is a discussion of costs and expenses and other (income) expense.

Costs and Expenses and Other (Income) Expense

	Year Ended June 30,				Increase (Decrease) Amount
	2008		2007
	Amount	Per BOE	Amount	Per BOE
	(In Thousands, Except per Unit Amounts)
Costs and expenses
Lease operating expense
Insurance expense	$18,218	$1.90	$12,670	$2.14	$5,548
Workover and maintenance	22,397	2.34	8,269	1.40	14,128
Direct lease operating expense	102,244	10.68	48,046	8.12	54,198
Total lease operating expense	142,859	14.92	68,985	11.66	73,874
Production taxes	8,686	0.91	3,595	0.61	5,091
DD&A	307,389	32.09	145,928	24.68	161,461
Accretion of asset retirement obligation	8,176	0.85	3,991	0.68	4,185
General and administrative expense	26,450	2.76	26,507	4.48	(57)
Loss (gain) on derivative financial instruments	6,072	0.64	(2,937)	(0.50)	9,009
Total costs and expenses	$499,632	$52.17	$246,069	$41.61	$253,563
Other (income) expense
Interest income	$(1,403)	$(0.15)	$(1,910)	$(0.32)	$507
Interest expense	103,260	10.78	60,330	10.20	42,930
Total other (income) expense	$101,857	$10.63	$58,420	$9.88	$43,437

Costs and expenses increased $253.6 million in fiscal 2008. This increase in costs and expenses was primarily due to the items discussed below.

DD&A expense increased $161.5 million primarily due to increased production from acquisitions and drilling ($90.4 million), coupled with a higher DD&A rate ($71.1 million). Lease operating expense increased $73.9 million in fiscal 2008 compared to fiscal 2007. This increase was primarily due to higher well operating expenses stemming from the increase in properties resulting from acquisitions as well as an increase in general operating costs, which include direct expenses incurred to operate our wells and equipment on producing leases. We typically incur higher direct operating costs associated with operating wells that produce higher percentages of oil versus natural gas. As we increased our percentage production of oil during fiscal 2008, partially as a result of the acquisition of the properties from Pogo Producing, our lease operating expenses per BOE have increased. In addition to increased costs per BOE due to a change in mix of production, well operating expenses were higher in general due to increased fuel, chemical and electricity expenses and higher repair and maintenance expenses. The higher workover activity and higher windstorm insurance was also primarily due to an increase in producing leases from acquisitions.

Production taxes increased $5.1 million primarily as a result of higher crude oil and natural gas revenues as well as an increase in total production.

Other (income) expense increased $43.4 million in fiscal 2008. This increase was primarily due to the items discussed below.

Management’s discussion and analysis of financial condition and results of operations

Interest income decreased $0.5 million due primarily to lower interest rates. Interest expense increased $42.9 million due to the additional borrowings required to fund our acquisition and capital expenditure programs. On a per unit of production basis, interest expense increased 5.7 percent, from $10.20/BOE to $10.78/BOE.

Income Tax Expense

Income tax expense increased $2.2 million in fiscal 2008 compared to fiscal 2007, primarily due to an increase in income before income taxes of $4.9 million and to an increase in the effective income tax rate from 34.4 percent to 35.6 percent.

Liquidity

Overview

Our principal requirements for capital are to fund our exploration, development and acquisition activities and to satisfy our contractual obligations, primarily for the repayment of debt and any amounts owing during the period related to our hedging positions. Our uses of capital include the following:

➢	Drilling and completing new natural gas and oil wells;
➢	satisfying our contractual commitments, including payment of our debt obligations;
➢	constructing and installing new production infrastructure;
➢	acquiring additional reserves and producing properties;
➢	acquiring and maintaining our lease acreage position and our seismic resources;
➢	maintaining, repairing and enhancing existing natural gas and oil wells;
➢	plugging and abandoning depleted or uneconomic wells; and
➢	indirect costs related to our exploration activities, including payroll and other expense attributable to our exploration professional staff.

We have incurred substantial indebtedness in connection with our acquisitions, including the $750 million senior notes offering we completed on June 8, 2007 to fund the Pogo Acquisition and to repay our second lien revolving credit facility. At September 30, 2009, we had $858.3 million of indebtedness outstanding, consisting of $624.0 million principal amount of Senior Notes, $231.8 million under our first lien revolving credit facility, $1.9 million in put financings and $0.6 million in capital lease obligations. This debt position is partially offset on a net basis by $107.3 million of cash and cash equivalents on hand at September 30, 2009. As of September 30, 2009, we had no availability for borrowing under our revolving credit facility.

In October 2009, we procured bonding in the amount of approximately $98 million to meet the supplemental bonding requirements of the MMS to comply with MMS regulations governing, among other things, plugging and abandonment of wells on the outer continental shelf of the Gulf of Mexico and the removal of facilities. In order to procure such bonding, we issued letters of credit and or cash deposits of approximately $27.8 million to secure the bonds.

On November 12, 2009, we completed an exchange offer and consent solicitation in respect of our 10% Senior Notes due 2013 (the “Senior Notes”) pursuant to which we accepted for exchange $347.5 million principal amount of outstanding Senior Notes properly tendered and not validly withdrawn for $278 million principal amount of our newly issued 16% Second Lien Junior Secured Notes due 2014 (the “Second Lien Notes”). In conjunction with the exchange offer, we also received the consents from holders of the required principal amount of the Senior Notes to certain proposed amendments to the indenture

Management’s discussion and analysis of financial condition and results of operations under which the Senior Notes were issued, which modified certain of the restrictive covenants in that indenture in order to permit the issuance of the Second Lien Notes.

We also entered into a purchase agreement with a limited number of qualified institutional buyers (as defined in Rule 144A under the Securities Act) and institutional accredited investors for the private placement of an aggregate $60 million principal amount of Series B Second Lien Notes and 13,224,720 shares of common stock.

After giving effect to the exchange offer and the private placement, we have $276.5 million of Senior Notes and $338 million of Second Lien Notes outstanding.

With the closing of the private placement on November 16, 2009, the borrowing base was reduced to $199.0 million. As of November 23, 2009, the Company had $124.5 million in loans drawn on its revolving credit facility and $15.9 million of letters of credit outstanding, leaving availability of $54.6 million excluding $4.0 million of commitments from a bankrupt lender that will not fund, plus an additional $22.3 million of cash for total availability of $76.9 million. This liquidity excludes $14.2 million made as a deposit on the MitEnergy acquisition and a further $15.0 million of restricted cash held as security to support MMS surety bonds. The company’s borrowing base is currently undergoing its semiannual borrowing base redetermination by the lenders under the revolving credit facility and the Company anticipates that it will be reaffirmed at $199.0 million in December 2009. The Company intends to request that the revolving credit facility be amended to increase the borrowing base to $350.0 million to reflect the acquisition of the MitEnergy reserves and to extend the maturity of the revolving credit facility to 2013. Upon the completion of this offering and the common stock offering and the closing of the MitEnergy acquisition, the Company intends to seek exemption from MMS bonding requirements based upon its improved balance sheet and greater level of production. Should this be approved, $12.8 million of letters of credit and $15.0 million of restricted cash will be released, thereby increasing total liquidity by $27.8 million. Please read “Risk Factors — Risks Related to Our Business — The borrowing base under our revolving credit facility is subject to periodic redetermination, and may be reduced in the future if commodity prices decline, which will limit our available funding for exploration and development.”

Disruption to Functioning of Capital Markets

Multiple events during 2008 and to date in 2009 involving numerous financial institutions have effectively restricted current liquidity within the capital markets throughout the United States and around the world. Despite efforts by treasury and banking regulators in the United States, Europe and other nations around the world to provide liquidity to the financial sector, capital markets currently remain constrained. We expect that our ability to issue debt and equity on favorable terms will be limited as long as the capital markets remain constrained. Our development drilling program is impacted by conditions allowing for an adequate return on a drilling investment and when we have sufficient liquidity. The benefits expected to accrue to our stockholders from our exploration and development activities may be muted by substantial cost of capital increases during this period.

Natural gas and oil prices historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical and economic conditions. For example, the NYMEX crude oil spot price per barrel for the period between January 1, 2009 and October 31, 2009 ranged from a high of $81.04 to a low of $33.98 and the NYMEX natural gas spot price per MMBtu for the period January 1, 2009 to October 31, 2009 ranged from a high of $6.072 to a low of $1.880. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control.

Since July 1, 2008, our stock price closed at a high of $6.59 on July 1, 2008 and our stock price declined to a closing low of $0.28 on March 3, 2009. We intend to move forward with our development drilling

Management’s discussion and analysis of financial condition and results of operations program when market conditions allow for an adequate return on the drilling investment and only when we have sufficient liquidity to do so. Maintaining adequate liquidity may involve the issuance of debt and equity at less attractive terms, could involve the sale of non-core assets and could require reductions in our capital spending. In the near-term we will focus on maximizing returns on existing assets by managing our costs and selectively deploying capital to improve existing production.

Cash Flows From Operations

Net cash provided by operating activities in the first three months of fiscal 2010 was $27.3 million as compared to $71.1 million in the first three months of fiscal 2009. The decrease was primarily due to lower production volumes as a result of the impact of Hurricanes Gustav and Ike. Key drivers of net operating cash flows are commodity prices, production volumes and costs and expenses. Average natural gas prices decreased 30.4 percent in the first three months of fiscal 2010 from the same period last year. Crude oil prices decreased 10.7 percent in the first three months of fiscal 2010 from the same period last year. In the first three months of fiscal 2010, natural gas and crude oil volumes decreased 29.1 percent and 9.8 percent from the same period last year, respectively.

Cash flows from operations were used primarily to fund exploration and development expenditures during the year ended June 30, 2009. At June 30, 2009 we had a working capital deficit of $4.6 million. Net cash provided by operating activities in fiscal 2009 decreased $141.1 million and $45.9 million from fiscal 2008 and from fiscal 2007, respectively. The decrease in fiscal 2009 as compared to fiscal 2008 was primarily due to lower production volumes and lower commodity prices (including hedging activities) partially offset by lower costs and expenses, excluding non-cash expenses. Average natural gas prices decreased 9.3 percent in fiscal 2009 from fiscal 2008. Average crude oil prices decreased 11.6 percent in fiscal 2009 from fiscal 2008. In fiscal 2009, natural gas volumes and crude oil volumes decreased 37.0 percent and 16.4 percent from fiscal 2008 period, respectively.

The decrease in net cash provided by operating activities resulting from lower commodity prices and lower production volumes was partially offset by lower costs and expenses. In fiscal 2009, costs and expenses that affect net operating cash provided by operating activities primarily include lease operating expense, production taxes and general and administrative expense. These costs and expenses decreased $25.6 million from fiscal 2008. Lease operating expense represented the largest decrease in these costs. Lease operating expense includes well operating expenses, which are expenses incurred to operate our wells and equipment on operating leases.

Generally, producing natural gas and crude oil reservoirs have declining production rates. Production rates are impacted by numerous factors, including but not limited to, geological, geophysical and engineering matters, production curtailments and restrictions, weather, market demands and our ability to replace depleting reserves. Our inability to adequately replace reserves could result in a decline in production volumes, one of the key drivers of generating net operating cash flows. For the fiscal year ended June 30, 2009, our reserve replacement ratio, which is calculated by dividing additions to proved reserves by total production, was 90 percent. Results for any year are a function of the success of our drilling program and acquisitions. While program results are difficult to predict, our current drilling inventory provides us opportunities to replace our production in fiscal 2010.

Investing Activities — Acquisitions and Capital Expenditures

Our investments in properties, including acquisitions, were $245.1 million, $348.6 million and $1,144.8 million for the years ended June 30, 2009, 2008 and 2007, respectively and $10.1 million and $86.1 million for the quarters ended September 30, 2009 and 2008. The decrease in cash used in investing activities in comparing fiscal 2009 to fiscal 2008 and to fiscal 2007 was primarily due to acquisitions in the prior fiscal periods.

Management’s discussion and analysis of financial condition and results of operations

Excluding any potential acquisitions and hurricane related abandonment and repair costs, we currently anticipate a capital budget for 2010 of approximately $85 million to $95 million in our existing properties. We intend to fund our capital expenditure program, contractual commitments, including settlement of derivative contracts, and future acquisitions from cash on hand, cash flows from our operations and borrowings under our revolving credit facility. If an acquisition opportunity arises, we may also access public markets to issue additional debt and/or equity securities. As of September 30, 2009, we had no availability for borrowing under our revolving credit facility. Following the completion of the MitEnergy Acquisition we intend to request that the borrowing base be increased to $350.0 million. Based on the current commodity price environment, banks may have lowered their internal projections of future natural gas and oil prices which may decrease the borrowing base and thus decrease the amount available to be borrowed under our revolving credit facility. If commodity prices continue to decline and banks continue to lower their internal projections of natural gas and oil prices, it is possible that we will be subject to decreases in our borrowing base availability in the future. We anticipate that our cash flow from operations and available borrowing capacity under our revolving credit facility will exceed our planned capital expenditures and other cash requirements for the year ended June 30, 2010. However, future cash flows are subject to a number of variables, including the level of natural gas production and prices. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

Financing Activities

Cash used by financing activities was $62.8 million for the year ended June 30, 2009, compared to cash provided by financing activities of $132.0 million for the year ended June 30, 2008. During the year ended June 30, 2009, total proceeds from borrowings under our revolving credit facility, net of repayments were $35.6 million which were used to partially offset the purchase bonds of $90.9 million. During the year ended June 30, 2008, total net payments under our revolving credit facility were $105.6 million, which were principally made from the proceeds of our exchange of warrants of $237.8 million.

Available Credit

Credit markets in the United States and around the world remain constrained due to a lack of liquidity and confidence in a number of financial institutions. Investors continue to seek perceived safe investments in securities of the United States government rather than individual entities. We may experience difficulty accessing the long-term credit markets due to prevailing market conditions. Additionally, existing constraints in the credit markets may increase the rates we are charged for utilizing these markets. Notwithstanding the continuing weakness in the United States credit markets, we expect that our available liquidity is sufficient to meet our operating and capital requirements into 2010.

Revolving Credit Facility

Our revolving credit facility was amended and restated on June 8, 2007. This facility was entered into by our subsidiary, Energy XXI Gulf Coast, Inc. (“EGC”). This revolving credit facility has a face value of $700 million and matures on June 8, 2011. The revolving credit facility bore interest based on the borrowing base usage, at the applicable London Interbank Offered Rate, plus applicable margins ranging from 1.50 percent to 2.25 percent or an alternate base rate, based on the federal funds effective rate plus applicable margins ranging from 0.50 percent to 1.25 percent. However, if an additional equity contribution in an amount of at least $50 million is made by us to EGC, all of the margins above will be subject to a 0.25 percent reduction. This equity investment was made in June 2008. The revolving credit facility is secured by mortgages on at least 85 percent of the value of our proved reserves. Our initial borrowing base under the revolving credit facility was $425 million.

On November 19, 2007, the revolving credit facility was further amended. The amendment, among other things, increased the borrowing base to $450 million and modified the commodity hedge limitations and

Management’s discussion and analysis of financial condition and results of operations minimum liquidity during certain periods. We incurred $0.7 million to amend the revolving credit facility including $0.5 million associated with syndicating the revolving credit facility.

On December 9, 2008, the revolving credit facility was again amended. The amendment, among other things, reduced the borrowing base to $400 million. The amendment provides protection to other lenders should any bank in the syndicate fail to fund their share of the revolving credit facility and other provisions which effectively reduce the available borrowing base to $380 million and carves out certain derivative contracts from the hedge limits contained in the revolving credit facility.

On April 6, 2009, the revolving credit facility was further amended. The amendment, among other things, reduced the borrowing base to $240 million, amended the financial covenants related to the total leverage ratio to 4.5 to 1.0 commencing with the quarter ended June 30, 2009 and added a secured debt ratio not to exceed 2.5 to 1.0 beginning with the quarter ended June 30, 2009. The amendment also modified the interest rates payable under the facility and pledged the EGC bonds held by us as security.

With the closing of the private placement on November 16, 2009, the borrowing base was reduced to $199 million. As of November 23, 2009, the Company had $124.5 million in loans drawn on its revolving credit facility and $15.9 million of letters of credit outstanding, leaving availability of $54.6 million excluding $4.0 million of commitments from a bankrupt lender that will not fund, plus an additional $22.3 million of cash for total availability of $76.9 million. This liquidity excludes $14.2 million made as a deposit on the MitEnergy acquisition and a further $15.0 million of restricted cash held as security to support MMS surety bonds. The company’s borrowing base is currently undergoing its semiannual borrowing base redetermination by the lenders under the revolving credit facility and the Company anticipates that it will be reaffirmed at $199 million in December 2009. The Company intends to request that the revolving credit facility be amended to increase the borrowing base to $350 million to reflect the acquisition of the MitEnergy reserves and to extend the maturity of the revolving credit facility to 2013.

Our revolving credit facility requires us to maintain certain financial covenants. Specifically, EGC may not permit its total leverage ratio to be more than 4.5 to 1.0 with certain reductions in this ratio over time (which was amended on April 6, 2009), our interest rate coverage ratio to be less than 3.0 to 1.0, a secured debt ratio to be more than 2.5 to 1.0, or our current ratio (in each case as defined in our revolving credit facility) to be less than 1.0 to 1.0, in each case, as of the end of each fiscal quarter. In addition, we are subject to various covenants including those limiting dividends and other payments, making certain investments, margin, consolidating, modifying certain agreements, transactions with affiliates, the incurrence of debt, changes in control, asset sales, liens on properties, sale leaseback transactions, entering into certain leases, the allowance of gas imbalances, take or pay or other prepayments, entering into certain hedging agreements, as well as a covenant to maintain John D. Schiller, Jr., Steven A. Weyel and David West Griffin in their current executive positions, subject to certain exceptions in the event of death or disability to one of these individuals.

The revolving credit facility also contains customary events of default, including, but not limited to non-payment of principal when due, non-payment of interest or fees and other amounts after a grace period, failure of any representation or warranty to be true in all material respects when made or deemed made, defaults under other debt instruments (including the indentures governing the Notes), commencement of a bankruptcy or similar proceeding by or on behalf of us or a guarantor, judgments against us or a guarantor, the institution by us to terminate a pension plan or other ERISA events, any change in control, loss of liens, failure to meet financial ratios, and violations of other covenants subject, in certain cases, to a grace period. As of June 30, 2009, we are in compliance with all covenants.

Management’s discussion and analysis of financial condition and results of operations

Senior Notes

On June 8, 2007 our subsidiary, EGC, completed a $750 million private offering of 10 percent Senior Notes due 2013 (“Old Notes”).

As part of the private offering EGC agreed to use its best efforts to complete an exchange offer, which was completed on October 16, 2007. In the exchange offer, the Old Notes were exchanged for Senior Notes that have been registered under the Securities Act of 1933 with terms substantially the same as the Old Notes. All of the issued and outstanding Old Notes were exchanged for the Senior Notes. We did not receive any cash proceeds from the exchange offer.

The Senior Notes are guaranteed by us and each of EGC’s existing and future material domestic subsidiaries. We have the right to redeem the Senior Notes under various circumstances and are required to make an offer to repurchase the new notes upon a change of control and from the net proceeds of asset sales under specified circumstances.

We and our restricted subsidiaries are subject to certain negative covenants under the indenture governing the Senior Notes. The indenture limits our ability to, among other things:

➢	incur or assume additional debt or provide guarantees in respect of obligations of other persons;
➢	issue redeemable stock and preferred stock;
➢	pay dividends or distributions or redeem or repurchase capital stock;
➢	prepay, redeem or repurchase debt;
➢	make loans and investments;
➢	incur certain liens;
➢	impose limitations on dividends, loans or asset transfers from our subsidiaries;
➢	sell or otherwise dispose of assets, including capital stock of subsidiaries;
➢	consolidate or merge with or into, or sell substantially all of our assets to, another person;
➢	enter into transactions with affiliates; and
➢	impair the security interest in the collateral securing the Senior Notes.

Second Lien Notes

On November 13, 2009, EGC completed an exchange offer and consent solicitation (the “Exchange Offer”) in respect of its Senior Notes pursuant to which EGC accepted for exchange $347.5 million principal amount of outstanding Senior Notes properly tendered and not validly withdrawn for an aggregate principal amount of $278.0 million of EGC’s newly issued 16% Second Lien Junior Secured Notes due 2014 (the “Second Lien Notes”). In conjunction with the Exchange Offer, EGC also received the consents from holders of the required principal amount of the Senior Notes to certain proposed amendments to the indenture under which the Senior Notes were issued, which modified certain of the restrictive covenants in that indenture in order to permit the issuance of the Second Lien Notes.

In addition, EGC issued to a limited number of qualified institutional buyers (as defined in Rule 144A under the Securities Act) and institutional accredited investors an aggregate $60.0 million principal amount of Second Lien Notes and 13,224,720 shares of the Company’s common stock, par value $0.001, (the “Concurrent Private Placement”).

After giving effect to the Exchange Offer and the Concurrent Private Placement, EGC has $276.5 million of Senior Notes and $338.0 million of Second Lien Notes outstanding.

Management’s discussion and analysis of financial condition and results of operations

The Second Lien Notes are substantially similar to the Senior Notes with the exception of the security interest, maturity, interest rate and change of control provisions. The Second Lien Notes are general secured obligations and bear interest at the rate of 16% per annum, consisting of (i) 14% payable in cash and (ii) 2% payable by either increasing the outstanding principal amount of the applicable series or by issuing additional Second Lien Notes of the applicable series, in each case payable on June 15 and December 15 of each year, beginning on December 15, 2009. The Second Lien Notes will mature on June 15, 2014.

The obligations under the Second Lien Notes are guaranteed by the following: (i) a guarantee by the Energy XXI USA, Inc., with recourse limited to its ownership of 100% of EGC’s outstanding capital stock; (ii) the full and unconditional guarantee of the Company; and (iii) the full and unconditional guarantee of each of EGC’s subsidiaries. If any party becomes a new guarantor under EGC’s first lien revolver, such party will also become a guarantor of the Second Lien Notes.

Both the Second Lien Notes and the related guarantees (other than that of the Company) for the Second Lien Notes are secured by a second priority lien subject to permitted prior liens on the same collateral that secures EGC’s obligations under the revolving credit facility. Such collateral generally consists of the following property (collectively, the “Collateral”): (i) substantially all of the assets of EGC and its subsidiaries, (ii) the Energy XXI USA, Inc.’s pledge of 100% of EGC’s issued and outstanding capital stock, (iii) any assets substituted for such Collateral and (iv) and proceeds of the foregoing.

The Second Lien Notes and related guarantees of the Second Lien Notes rank: (i) subordinated in right of payment to indebtedness under the revolving credit facility, including refinancings of such indebtedness to the extent of the collateral; (ii) pari passu in right of payment with all of EGC’s existing and future indebtedness that is not subordinated, including the Senior Notes; and (iii) senior in right of payment to any subordinated indebtedness.

If a change of control occurs, each holder of Second Lien Notes will have the right to require EGC to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder’s Second Lien Notes. Under the indenture governing the Second Lien Notes, a change of control occurs upon: (i) the sale, lease or transfer of all or substantially all of EGC’s assets; (ii) adoption of a plan relating to the liquidation or dissolution of the Company or EGC; (iii) a transaction that results in a person or group owning 50% of the Company’s or EGC’s voting stock, unless the existing directors stay on the board of directors for at least one year following the transaction; (iv) a change in the majority of board members of the Company or EGC; or (v) a merger or consolidation that results in the Company or EGC not being the surviving entity.

Put Premium Financing

We finance puts that we purchase with our hedge providers. Substantially all of our hedges are done with members of our bank groups. Put financing is accounted for as debt and this indebtedness is pari pasu with borrowings under the first lien revolving credit facility. The hedge financing is structured to mature when the put settles so that we realize the value net of hedge financing. As of June 30, 2009 and June 30, 2008, our outstanding hedge financing totaled $3.9 million and $9.7 million, respectively.

U.S. Minerals Management Service

For offshore operations, lessees must comply with the MMS regulations governing, among other things, engineering and construction specifications for production facilities, safety procedures, plugging and abandonment of wells on the Shelf and removal of facilities. To cover the various obligations of lessees on the U.S. Outer Continental Shelf of the Gulf of Mexico, the MMS generally requires that lessees have substantial net worth or post bonds or other acceptable assurances that such obligations will be met. We currently have approximately $98.0 million of performance bonds outstanding to the MMS that are supported by approximately $27.8 million of cash and letters of credit. The availability of performance

Management’s discussion and analysis of financial condition and results of operations bonds may be limited and to the extent that we are required to post additional bonds for future drilling or acquisitions, we may either find it difficult to obtain such bonding, or may find that we have to provide more collateral for the incremental bonds. In addition, the MMS could change the level of bonding required for existing assets, therefore increasing our bonding needs. The cost of compliance with these supplemental bonding requirements could materially and adversely affect our financial condition, cash flows and results of operations.

Commodity Prices

Commodity prices are impacted by many factors that are outside of our control. Historically, commodity prices have been volatile and we expect them to remain that way in the future. Commodity prices are affected by numerous factors, including but not limited to, supply, market demands, overall economic activity, weather, pipeline capacity constraints, inventory storage levels, basis differentials and other factors. As a result, we cannot accurately predict future crude oil and natural gas prices, and therefore, we cannot determine what impact increases or decreases in production volumes will have on future revenues or net operating cash flows.

Potential Acquisitions

While it is difficult to predict future activity with respect to acquisitions, we actively seek acquisition opportunities that build upon our existing core assets. Acquisitions play a large role in this industry’s consolidation and a strategic part of our business plan. Depending on the commodity price environment at any given time, the property acquisition market can be extremely competitive.

Future Commitments

The table below provides estimates of the timing of future payments that, as of June 30, 2009, we are obligated to make. We expect to fund these contractual obligations with cash on hand and cash generated from operations.

	Payments Due by Period
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
	(In Thousands)
Contractual Obligations
Total debt(1)	$862,827	$4,107	$234,720	$624,000	$—
Interest on long-term debt(1)	267,352	73,229	134,629	59,494	—
Operating leases(2)	11,457	1,349	2,699	2,699	4,710
Performance bonds(2)	11,825	11,825	—	—	—
Drilling rig commitments(2)	2,800	2,800	—	—	—
Letters of credit(2)	1,100	1,100	—	—	—
Total Contractual Obligations	1,157,361	94,410	372,048	686,193	4,710
Other Obligations
Asset retirement obligations(3)	309,886	87,366	40,135	28,892	153,493
Total obligations	$1,467,247	$181,776	$412,183	$715,085	$158,203

(1)	See Note 6 of Notes to Consolidated Financial Statements for details of total debt.
(2)	See Note 16 of Notes to Consolidated Financial Statements for discussion of these commitments.
(3)	See Note 8 of Notes to Consolidated Financial Statements for details of asset retirement obligations (the obligations reflected above are undiscounted).

Management’s discussion and analysis of financial condition and results of operations

Critical Accounting Policies

We have identified the following policies as critical to the understanding of our results of operations. This is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management’s judgment in selecting in their application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. However, certain accounting policies are important to the portrayal of our financial condition and results of operations and require management’s most subjective or complex judgments. In applying those policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on historical experience, observation of trends in the industry, and information available from other outside sources, as appropriate. Our critical accounting policies and estimates are set forth below. Certain of these accounting policies and estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our management’s current judgment. Our most sensitive accounting estimate affecting our financial statements is our oil and gas reserves, which are highly sensitive to changes in oil and gas prices that have been volatile in recent years. Although decreases in oil and gas prices are partially offset by our hedging program, to the extent reserves are adversely impacted by reductions in oil and gas prices, we could experience increased depreciation, depletion and amortization expense in future periods.

Use of Estimates  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Proved Oil and Gas Reserves  Proved oil and gas reserves are currently defined by the SEC as those volumes of oil and gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are volumes expected to be recovered from existing wells with existing equipment and operating methods. Although our external and external engineers are knowledgeable of and follow the guidelines for reserves established by the SEC, the estimation of reserves requires the engineers to make a number of assumptions based on professional judgment. Estimated reserves are often subject to future revisions, certain of which could be substantial, based on the availability of additional information, including reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors. Changes in oil and gas prices can lead to a decision to start-up or shut-in production, which can lead to revisions in reserve quantities. Reserve revisions will inherently lead to adjustments of DD&A rates. We cannot predict the types of reserve revisions that will be required in future periods.

Oil and Gas Properties.  We use the full cost method of accounting for exploration and development activities as defined by the SEC. Under this method of accounting, the costs of unsuccessful, as well as successful, exploration and development activities are capitalized as properties and equipment. This includes any internal costs that are directly related to exploration and development activities but does not include any costs related to production, general corporate overhead or similar activities. Gain or loss on the sale or other disposition of oil and gas properties is not recognized, unless the gain or loss would significantly alter the relationship between capitalized costs and proved reserves.

Oil and natural gas properties include costs that are excluded from costs being depleted or amortized. Oil and natural gas property costs excluded represent investments in unevaluated properties and include non-producing leasehold, geological and geophysical costs associated with leasehold or drilling interests and exploration drilling costs. We exclude these costs until the property has been evaluated. We also

Management’s discussion and analysis of financial condition and results of operations allocate a portion of our acquisition costs to unevaluated properties based on relative value. Costs are transferred to the full cost pool as the properties are evaluated or over the life of the reservoir.

We evaluate the impairment of our evaluated oil and gas properties through the use of a ceiling test as prescribed by SEC Regulation S-X Rule 4-10. Future production volumes from oil and gas properties are a significant factor in determining the full cost ceiling limitation of capital costs. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves. Oil and gas reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be precisely measured. Such cost estimates related to future development costs of proved oil and gas reserves could be subject to significant revisions due to changes in regulatory requirements, technological advances and other factors which are difficult to predict. As discussed in note 3 of notes to the consolidated financial statements, we recorded a write-down to our oil and gas properties in the second and third quarters of fiscal 2009. At June 30, 2009, 2008 and 2007, a 10 percent decrease in oil and gas prices would not impact the results of our full cost ceiling limitation test.

Asset Retirement Obligations.  Our investment in oil and gas properties includes an estimate of the future cost associated with dismantlement, abandonment and restoration of our properties. These costs are recorded as provided in the applicable accounting standard. The present value of the future costs are added to the capitalized cost of our oil and gas properties and recorded as a long-term or current liability. The capitalized cost is included in oil and gas properties cost that are depleted over the life of the assets. The estimation of future costs associated with dismantlement, abandonment and restoration requires the use of estimated costs in future periods that, in some cases, will not be incurred until a substantial number of years in the future. Such cost estimates could be subject to significant revisions in subsequent years due to changes in regulatory requirements, technological advances and other factors that are difficult to predict.

In August 2008, Hurricane Gustav and in September 2008 Hurricane Ike damaged certain of our facilities in the Gulf of Mexico which increased our abandonment costs and changed the timing of the estimated abandonment.

Derivative Instruments.  We utilize derivative instruments in the form of natural gas and crude oil put, swap and collar arrangements and combinations of these instruments in order to manage the price risk associated with future crude oil and natural gas production. Such derivatives are accounted for under the applicable accounting standard. Gains or losses resulting from transactions designated as hedges, recorded at market value, are deferred and recorded, net of related tax impact, in Accumulated Other Comprehensive Income (“AOCI”) as appropriate, until recognized as operating income in our consolidated statement of income as the physical production hedged by the contracts is delivered. Instruments not qualifying for hedge accounting treatment are recorded in the balance sheet and changes in fair value are recognized in earnings.

The net cash flows related to any recognized gains or losses associated with these hedges are reported as oil and gas revenue and presented in cash flow from operations. If a hedge is terminated prior to expected maturity, gains or losses are deferred and included in income in the same period as the physical production hedged by the contract is delivered.

The conditions to be met for a derivative instrument to qualify as a cash flow hedge are the following: (i) the item to be hedged exposes us to price risk; (ii) the derivative reduces the risk exposure and is designated as a hedge at the time the derivative contract is entered into; (iii) at the inception of the hedge and throughout the hedge period there is a high correlation of changes in the market value of the derivative instrument and the fair value of the underlying item being hedged.

When the designated item associated with a derivative instrument matures, is sold, extinguished or terminated, derivative gains or losses are recognized as part of the gain or loss on sale or settlement of the

Management’s discussion and analysis of financial condition and results of operations underlying item. When a derivative instrument is associated with an anticipated transaction that is no longer expected to occur or if the correlation no longer exists, we lose our ability to use hedge accounting and the gain or loss on the derivative is recognized in income to the extent the future results have not been offset by the effects of price changes on the hedged item since the inception of the hedge.

Price volatility within a measured month is the primary factor affecting the analysis of effectiveness of our oil and gas derivatives. Volatility can reduce the correlation between the hedge settlement price and the price received for physical deliveries. Secondary factors contributing to changes in pricing differentials include changes in the basis differential which is the difference between the locally indexed price received for daily physical deliveries of the hedged quantities and the index price used in hedge settlement, as well as changes in grade and quality factors of the hedged oil and gas production that would further impact the price received for physical deliveries.

The following table summarizes the sensitivity of our derivative contracts to changes in oil and gas prices:

	June 30, 2009		June 30, 2008		June 30, 2007
	Oil (Bbl)	Gas (MMbtu)	Oil (Bbl)	Gas (MMbtu)	Oil (Bbl)	Gas (MMbtu)
Average prices used in determining fair value	$73.86	$5.70	$140.28	$12.62	$71.94	$8.23
Decrease in fair value of derivative contracts resulting from a 10 percent increase in oil or natural gas prices (in thousands)(1)(2)	$(19,469)	$(9,734)	$(81,300)	$(33,400)	$(30,500)	$(19,100)

(1)	Subsequent increases in oil and natural gas prices would not necessarily have the same impact on fair value due to the nature of some of our derivative contracts.
(2)	Substantially all of the change in fair value would be deferred in Other Comprehensive Income (OCI). In addition, increases in prices would have a positive impact on our oil and natural gas revenues.

Net income would have increased (decreased) for the years ended June 30, 2009, 2008 and 2007 by $323.7 million, $(286.0) million and $7.8 million, respectively, if our crude oil and natural gas hedges did not qualify as cash flow hedges under the applicable accounting standard.

Income Taxes.  We account for income taxes in accordance with the applicable accounting standard. Provisions for income taxes include deferred taxes resulting primarily from temporary differences due to different reporting methods for oil and natural gas properties for financial reporting purposes and income tax purposes. For financial reporting purposes, all exploratory and development expenditures are capitalized and depreciated, depleted and amortized on the unit-of-production method. For income tax purposes, only the equipment and leasehold costs relative to successful wells are capitalized and recovered through depreciation or depletion. Generally, most other exploratory and development costs are charged to expense as incurred; however, we may use certain provisions of the Internal Revenue Code that allow capitalization of intangible drilling costs where management deems appropriate. Other financial and income tax reporting differences occur as a result of statutory depletion.

When recording income tax expense, certain estimates are required by management due to timing and the impact of future events on when income tax expenses and benefits are recognized by us. We periodically evaluate any tax operating loss and other carryforwards to determine whether a gross tax asset, as well as a valuation allowance, should be recognized in our financial statements.

Management’s discussion and analysis of financial condition and results of operations

We adopted the provisions of FIN 48 and applied the guidance of FIN 48-1 as of July 1, 2007. As of the adoption date, we did not record a cumulative effect adjustment related to the adoption of FIN 48 or have any gross unrecognized tax benefit. At June 30, 2009, we did not have any FIN 48 liability or gross recognized tax benefit.

Share-Based Compensation.  As of July 1, 2007, we adopted SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), Share-Based Payment. The adoption had no impact on our financial statements. In accordance with SFAS No. 123(R), compensation cost is based on the fair value of the equity instrument on the date of grant and is recognized over the period during which an employee is required to provide service in exchange for the award.

New Accounting Standards

We disclose the existence and effect of accounting standards issued but not yet adopted by us with respect to accounting standards that may have an impact on us when adopted in the future.

Modernization of Oil and Gas Reporting.  In December 2008, the SEC issued a final rule, Modernization of Oil and Gas Reporting, which is effective January 1, 2010 for reporting 2009 oil and gas reserve information. The new disclosure requirements permit the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserve volumes. The new disclosure also requires companies to include nontraditional resources such as oil sands, shale, coalbeds or other nonrenewable natural resources in reserves if they are intended to be upgraded to synthetic oil and gas. Currently the SEC requires that reserve volumes are determined using prices on the last day of the reporting period; however, the new disclosure requirements provide for reporting oil and gas reserves using an average price based upon the prior twelve-month period rather than year-end prices. The twelve-month average price will also be used for purposes of calculating future net cash flows from proved oil and gas reserves for the SEC full cost ceiling limitations, and the results will not be subject to a single day pricing mechanism. Although the FASB currently requires the price on the last day of the reporting period to be used for accounting purposes, the FASB has added it to their agenda to conform with the SEC. The new requirements also will allow companies to disclose their probable and possible reserves to investors and will require companies to report the independence and qualifications of their reserve preparer or auditor. We will adopt the provisions of the release for our June 30, 2010 Annual Report on Form 10-K. We are currently evaluating the impact of the release.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. In April 2009, the FASB issued FASB Staff Position (“FSP”) FAS 157-4 Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”) and FSP FAS 107-1 and APB 28-1 Interim Disclosures about Fair Value of Financial Instruments (“FSP FAS 107-1 and APB 28-1”). These FSPs are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted; however, early adoption requires that the FSPs are adopted concurrently.

FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157, Fair Value Measurements (“SFAS 157”), when the volume and level of activity for the asset or liability have significantly decreased, as well as guidance for identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

Management’s discussion and analysis of financial condition and results of operations

FSP FAS 107-1 and APB 28-1 amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods.

The adoption of these FSP’s did not have an impact on our consolidated financial position, results of operations or cash flows.

Subsequent Events.  In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS 165”), which establishes principles and requirements for subsequent events. This statement defines the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, and the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. SFAS 165 also sets forth the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 is effective for interim or annual periods ending after June 15, 2009. The adoption of SFAS 165 did not have an impact on our consolidated financial position, results of operations or cash flows. We evaluate events and transactions that occur after the balance date but before the financial statements are issued. We evaluated such events and transactions through September 4, 2009, when the financial statements were electronically filed with the SEC.

Amendments to FASB Interpretation (“FIN”) No. 46(R) (“FIN 46(R)”).  In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (“FIN 46(R)”), (“SFAS 167”). The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. This statement is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first annual reporting period. We are currently evaluating the impact of this standard.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.  In June 2008, the FASB issued FASB Staff Position (“FSP”) No. Emerging Issues Task Force (“EITF”) 03-6-1 (“FSP 03-6-1”), Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share under the two-class method described in SFAS No. 128, Earnings Per Share. FSP 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and will require all earnings per share data presented for prior-periods to be restated retrospectively. We currently do not anticipate that FSP 03-6-1 will have a material impact on our earnings per share data for fiscal year 2010 or on earnings per share data for any prior periods presented.

Accounting for Business Combinations.  In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“SFAS 141R”), which replaces SFAS No. 141, Business Combinations. SFAS 141R establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including non-controlling interests, contingent consideration, and certain acquired contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R would have an impact on accounting for any businesses acquired after the date of adoption, which is July 1, 2009 for the Company.

Management’s discussion and analysis of financial condition and results of operations

Market-Sensitive Instruments and Risk Management

Market risk is the potential loss arising from adverse changes in market rates and prices, such as commodity prices and interest rates. Our primary market risk exposures are commodity price risk, principally natural gas and crude oil. We also have had market risk exposure related to changes in interest rates. These exposures are discussed in detail below.

Commodity Price Risk

We utilize commodity-based derivative instruments with major financial institutions to reduce exposure to fluctuations in the price of crude oil and natural gas. We use financially settled crude oil and natural gas puts, swaps and zero-cost collars. Any gains or losses resulting from the change in fair value from hedging transactions that are determined to be ineffective are recorded in income, whereas gains and losses from the settlement of hedging contracts are recorded in crude oil and natural gas revenues.

With a financially settled purchased put, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price of the transaction. With a swap, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price for the transaction, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the hedged price for the transaction. With a zero-cost collar, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the floor price of the collar, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the cap price for the collar. A three-way collar is a combination of options, a sold call, a purchased put and a sold put. The sold call establishes a maximum price we will receive for the volumes under contract. The purchased put establishes a minimum price unless the market price falls below the sold put, at which point the minimum price would be the reference price (i.e., NYMEX) plus the difference between the purchased put and the sold put strike price.

Derivative instruments are reported on the balance sheet at fair value as short-term or long-term derivative financial instruments assets or liabilities.

The energy markets have historically been very volatile, and there can be no assurances that crude oil and natural gas prices will not be subject to wide fluctuations in the future. While the use of hedging arrangements limits the downside risk of adverse price movements, it also limits future gains from favorable movements.

Disclosure of Limitations

Our ultimate realized gain or loss with respect to commodity price fluctuations will depend on the future exposures that arise during the period, our hedging strategies at the time and commodity prices at the time.

Interest Rate Risk

On June 26, 2006, we entered into an interest rate costless collar to mitigate the risk of loss due to changes in interest rates. The dollar amount hedged was $75 million with the interest rate collar being 5.45 percent to 5.75 percent. At September 30, 2009, the fair value of this instrument which was designated as a financial hedge, prior to the impact of federal income tax, was a loss of $2.9 million.

A one percent increase in interest rates would increase our interest expense approximately $1.6 million for the remainder of fiscal 2010.

We will generally invest cash equivalents in high-quality credit instruments consisting primarily of money market funds with maturities of 90 days or less. We do not expect any material loss from cash equivalents and therefore we believe its interest rate exposure on invested funds is not material.

Business

Overview

We are an independent oil and natural gas exploration and production company with operations focused in the U.S. Gulf Coast and the Gulf of Mexico. Our business strategy includes: (i) acquiring oil and gas properties; (ii) exploiting our core assets to enhance production and ultimate recovery of reserves; and (iii) utilizing a small portion of our capital program to explore the ultra-deep shelf for potential quantities of oil and gas. As of June 30, 2009, our estimated net proved reserves were 53.1 million BOE, of which 58% was oil and 64% was proved developed. Since the beginning of 2006, we have completed three major acquisitions for aggregate cash consideration of approximately $1.2 billion.

Our estimated net proved reserves as of June 30, 2009 were 53.1 MBOE, of which approximately 58% was oil and 64% was proved developed. In February 2006, we acquired Marlin Energy, L.L.C. (“Marlin”) for total cash consideration of approximately $448.4 million. In June 2006, we acquired Louisiana Gulf Coast producing properties from affiliates of Castex Energy, Inc. (“Castex”) for approximately $311.2 million in cash (the “Castex Acquisition”). In June 2007, we purchased certain Gulf of Mexico shelf properties (the “Pogo Properties”) from Pogo Producing Company (the “Pogo Acquisition”) for approximately $415.1 million. Our core properties at June 30, 2009 were comprised of the following:

➢	Main Pass 61 Field. We have a 50% working interest in and operate the Main Pass 61 field, which had net production for the quarter ended September 30, 2009 of approximately 3.7 MBOED. Net proved reserves for the field, which is our second largest, were 90% oil. On a pro forma basis, we have a 100% working interest in this field.
➢	South Timbalier 21 Field. We have a 100% working interest in this field, which had net production of approximately 4.9 MBOED during the quarter ended September 30, 2009, and accounted for approximately 30% of our net production for fiscal 2009.
➢	Viosca Knoll 1003 Field. We have a 16.7% working interest in the Viosca Knoll 1003 field, which is currently producing over 1.3 MBOED. On a pro forma basis, we have a 33.4 percent working interest in this field.
➢	Main Pass 73/74 Field. We have a 50% working interest in and operate the Main Pass 73 field, which is in close proximity to the Main Pass 61 field. This field consists of OCS blocks Main Pass 72, 73, and parts of 74. Average net production from this field for the quarter ended September 30, 2009 was approximately 0.9 MBOED. Net proved reserves for the field were 66% oil. On a pro forma basis, we have a 100% working interest in this field.
➢	South Pass 49 Field. We have a 33% working interest in and operate the South Pass 49 field unit, which has been shut-in since August 2008 when Hurricane Gustav damaged both the oil and gas sales pipelines. We currently estimate net field production of 0.8 MBOED to be restored in the third quarter of fiscal 2010. On a pro forma basis, we have a 66% working interest in this field.

On November 23, 2009, we announced the acquisition of certain Gulf of Mexico shelf oil and natural gas interests from MitEnergy Upstream LLC (“MitEnergy”), a subsidiary of Mitsui & Co., Ltd. for total cash consideration of $283 million (the “MitEnergy acquisition”). The properties, the vast majority of which consist of additional working interest in properties we currently operate, include 22 fields currently producing approximately 8,000 net barrels of oil equivalent (BOE) per day, approximately 77% of which is oil. Upon restoration of production volumes pending repair of third party pipelines damaged by hurricanes in 2008, net production is expected to reach 9,500 BOE per day. At June 30, 2009, total estimated net proved reserves of these properties was approximately 22.9 million BOE with a PV-10 value of $587 million. See “— Summary Reserve Information.”

Business

On a pro forma basis, our average daily production for the three months ended September 30, 2009 was approximately 21.2 MBOE per day, of which approximately 70% was oil, and our estimated net proved reserves as of June 30, 2009 were 76.1 million BOE. On a pro forma basis our average daily production is currently approximately 27.0 MBOE per day. Following the MitEnergy acquisition, we will operate or have an interest in 273 producing wells in 50 producing fields. All of our properties are located on the Louisiana Gulf Coast and in the Gulf of Mexico, with approximately 85% of our pro forma proved reserves being offshore. This concentration facilitates our ability to manage the operated fields efficiently and our high number of wellbore locations provides diversification of our production and reserves. On a pro forma basis, approximately 79% of our proved reserves are on properties we operate.

We intend to grow our reserve base through our drilling program and further strategic acquisitions of oil and natural gas properties. We believe the mature legacy fields on our acquired properties lend themselves well to our aggressive exploitation strategy. We have a seismic database covering approximately 3,100 square miles, primarily focused on our existing operations. We have identified approximately 100 drilling opportunities on our fields and anticipate drilling 4 development wells and 3 exploratory wells during fiscal year 2010. In addition, we expect our ultra-deep shelf exploration program to provide exposure to high impact exploration wells that could materially increase our reserve base should it prove successful. We expect to spend approximately $35 million on our drilling program for our existing assets. Following the MitEnergy acquisition, we intend to increase our capital expenditures consistent with the additional cash flow.

We actively manage price risk and hedge a high percentage of our proved developed producing reserves to enhance revenue certainty and predictability. In connection with our acquisitions, we enter into hedging arrangements to minimize commodity downside exposure. Assuming a pro forma average daily production rate of approximately 27.0 MBOE, we are 68% hedged for the remainder of fiscal 2010 with an effective price of $72.02 per barrel of crude and $6.52 MMBtu of natural gas and 50% hedged for fiscal 2011 with an effective price of $76.46 per barrel of crude and $6.89 MMBtu of natural gas. Our disciplined risk management strategy provides substantial price protection so that our cash flow is largely driven by production results rather than commodity prices. This greater price certainty allows us to efficiently allocate our capital resources and minimize our operating cost.

MitEnergy Acquisition

The vast majority of the properties to be acquired in the MitEnergy acquisition consist of the remaining non-operated working interests in the properties that we acquired from Pogo Producing Company in June 2007. MitEnergy acquired these interests in the Gulf of Mexico shelf properties from Pogo in June 2006 for approximately $500 million.

The anticipated benefits of the MitEnergy acquisition include:

➢	Substantial increase in net estimated proved reserves by 43% to 76.1 million BOE on a pro forma basis at June 30, 2009;
➢	Increased oil exposure to 64% of pro forma reserves on a pro forma basis up from 58% on a historical basis;
➢	Substantially improves certain credit metrics due to a substantial increase in reserves and EBITDA with nominal or no increase in debt;
➢	Substantial increase in the percentage of proved developed properties. On a pro forma basis, our reserves as of June 30, 2009 would be 73% proved developed, up from 64% on a historical basis at year ended June 30, 2009;
➢	Increase in production by 42% to a current run rate of approximately 27.0 MBOE per day on a pro forma basis;

Business

➢	Addition of critical mass to our existing production base in the Gulf of Mexico, making us a top 10 producer based on annual equivalent volumes, and the fourth largest oil producer in this area based on oil production, in the Gulf of Mexico Shelf for the twelve month period ending August 2009;
➢	Consolidates our ownership of several of our existing core fields, including the Main Pass 61 field; and
➢	Positions us to regain our exemption from bonding with the MMS which would result in savings from reduced bonding costs of approximately $2.2 million and would improve our liquidity by the $27.8 million of credit support that currently collateralizes our bonding requirement.

In conjunction with the signing of the agreement with MitEnergy, we have purchased puts and put spreads covering 6,500 barrels per day of oil production at prices averaging $73.46 per barrel from January 2010 through June 2011. The MitEnergy acquisition is subject to customary closing conditions and adjustments, such as adjustments to the purchase price to reflect revenues generated between the effective date of July 1, 2009 and the closing, which is expected within 90 days. There is no assurance that the MitEnergy acquisition will be completed, or that the anticipated benefits listed above will be realized. This offering of convertible preferred stock will not be conditioned on the closing of the MitEnergy acquisition.

Business Strategy

Acquire Producing Assets.  Our acquisition strategy focuses on mature, producing assets that have a high percentage of oil. We target properties in the Gulf of Mexico and onshore Gulf Coast, our core geographic area of expertise, with a goal of identifying properties with remaining low risk upside which we believe can be achieved through operational enhancements. Since our formation in 2005, we have completed three major acquisitions, for total consideration of $1.2 billion to acquire 54.9 MMBOE of net proved reserves. In connection with our acquisitions, we generally enter into hedging arrangements to protect a portion of the acquisition economics.

Exploit and Explore Core Properties.  Following the MitEnergy acquisition, we intend to focus our efforts on exploitation of acquired properties through production optimization, infill drilling, and extensive field studies of the primary reservoirs. Our goal is to exploit the properties that we acquire to achieve at least a 20% increase in present value of the properties after acquisition. We will consider increasing hedges as we increase production to help protect our investment.

Explore the Ultra-Deep Shelf.  Using a portion of our exploration budget, we explore for reserves on the ultra-deep shelf (depths in excess of 25,000 feet) of the Gulf of Mexico, with each target we believe having potential reserves in excess of 100 million BOE. We have participated in three wells to date with participations ranging from 15% to 20%. Of these wells, one was unsuccessful, one is in process and the third, Davy Jones, is still drilling. We target to spend approximately 10% of our cash flow on these opportunities.

Business Strengths

Oil Focus.  We believe we have an oil focus in both our reserves and production as compared to many of our peers. Given the current commodity price environment and resulting disparity between oil and natural gas prices on a barrel of oil equivalent basis, our high percentage of oil reserves compared to our overall reserve base has proved to provide an economic advantage. Additionally, the production decline curve of oil is typically lower than a comparable natural gas decline curve, resulting in longer term production on current reserves. On a pro forma basis, our net proved reserves as of June 30, 2009 were approximately 64% oil.

Significant Technical Expertise.  We have assembled a technical staff with an average of over 25 years of industry experience. Our technical staff has specific expertise in developing our core properties.

Business

Additionally, members of our senior management team average over 28 years of operating experience in the Gulf of Mexico. We also own an extensive seismic database which is primarily focused on our core areas, covering 3,100 square miles, which assists us in identifying attractive development and exploration drilling opportunities.

Operating Control.  As the operator of a property, we are afforded greater control of the optimization of production, the timing and amount of capital expenditures and the operating parameters and costs of our projects. As of June 30, 2009, on a pro forma basis, we operated 79% of our properties under development.

Geographically Focused Properties in the Gulf of Mexico.  We operate geographically focused producing reserves located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore that gives us the opportunity to minimize logistical costs and reduce staff. Our experience in the Gulf of Mexico has led us to focus our efforts in that particular region, where we are familiar with the fields, drilling and production trends. We believe our asset base is characterized by lower-risk mature properties which have significant well control and predictable production profiles. Please read “Risk Factors — Risks Related to Our Business — Our lack of business diversification may adversely affect our results of operations” for risks associated with this concentration.

Properties

Our properties are primarily located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore. Below are descriptions of our significant properties which at June 30, 2009 represented 74 percent of our net proved reserves and 85 percent of our future net revenues, discounted at 10%.

South Timbalier 21 Field.  We have a 100 percent working interest in the South Timbalier 21 field, located six miles offshore of Lafourche Parish, Louisiana in approximately 50 feet of water on Outer Continental Shelf (“OCS”) blocks South Timbalier 21, 22, 23, 27 and 28, as well as on two state leases. The field is bounded on the north by a major Miocene expansion fault. Miocene sands are trapped structurally and stratigraphically from 7,000 feet to 15,000 feet in depth. Minor faulting that is secondary to the major normal fault separates hydrocarbon accumulations into individual compartments. The field was discovered by Gulf Oil in the late 1950s and has produced in excess of 320 MMBOE since production first began in 1957. There are 11 major production platforms and 79 smaller structures located throughout the field. Since July 1, 2006, we have drilled 19 gross wells. The field’s average net production for the year ended June 30, 2009 was 5.8 MBOED, accounting for approximately 30 percent of our net production for the year. Net proved reserves for the field, which is our largest (based on year-end net reserves), were 74 percent oil.

Main Pass 61 Field.  We have a 50 percent working interest in and operate the Main Pass 61 field, located near the mouth of the Mississippi River in approximately 90 feet of water. The field produces from the Upper Miocene Discorbis 12 sand, which is a black oil reservoir that is being waterflooded to maximize recovery. There are 17 producing wells and three major production platforms located throughout the field, which had net production for the quarter ended September 30, 2009 of 3.7 MBOED. Net proved reserves for the field, which is our second largest, were 90 percent oil. On a pro forma basis, we have a 100 percent working interest in this field.

Cote de Mer Field.  We have a 32.8 percent working interest in this field and are the operator. The discovery well was drilled to 22,261 feet in March 2009. We have installed permanent production facilities and the well came online November 13, 2009 and is producing at a rate of 10 MMCFD. This natural gas field is our third largest field by net proved reserves.

Main Pass 73/74 Field.  We have a 50 percent working interest in and operate the Main Pass 73 field, located in approximately 100 feet of water near the mouth of the Mississippi River and in close proximity to the Main Pass 61 field. This field consists of OCS blocks Main Pass 72, 73, and parts of 74. Production is from the Upper Miocene sands ranging in depths from 5,000 to 12,500 feet. Three

Business

producing platforms and one central facility are located throughout the field. We also have ownership in two Petroquest-operated gas-condensate wells on Main Pass 74. Average net production from the complex for the year ended June 30, 2009 was 1.7 MBOED. Net proved reserves for the field were 66 percent oil. On a pro forma basis, we have a 100 percent working interest in this field.

Viosca Knoll 1003 Field.  We have a 16.7 percent working interest in the Viosca Knoll 1003 Field, which is operated by Newfield Exploration. Viosca Knoll Block 1003 is located in 4,482 feet of water and is a one-well field development completed in the Tex W Sand. The well is a subsea tie-back to VK823 (Virgo Field) located 19.6 miles away and our net proved reserves at June 30, 2009 were 45 percent oil. The well went on stream October 20, 2009 and is producing over 29 MMCFD and 3,100 BCPD (1.3 MBOED). On a pro forma basis, we have a 33.4 percent working interest in this field.

South Pass 49 Field.  We have a 33 percent working interest in and operate the South Pass 49 field unit, located near the mouth of the Mississippi River in approximately 300 feet of water. The field unit consists of the Discorbis 69 and Discorbis 70 sands, ranging in depth from 8,700 to 9,400 feet, on OCS blocks South Pass 33, 48, and 49. We also have a 10 percent working interest in the non unit, which consists of 12 additional producing sands ranging in depth from 7,200 to 9,000 feet. Net proved reserves from the complex were 36 percent oil. There are 13 active completions in the field that have been shut-in since August 2008 when Hurricane Gustav damaged both the oil and gas sales pipelines. We currently estimate net field production of 0.8 MBOED to be restored in our upcoming fiscal third quarter. On a pro forma basis, we have a 66 percent working interest in this field.

East Cameron 334 Field.  We have a 51 percent working interest in and operate the East Cameron 334 Field located 90 miles South of Cameron, Louisiana in 230’ of water. The field underlies East Cameron Blocks 334, 335, 336 and West Cameron 580 and 601. Discovered in 1972, this is the 29th largest natural gas field on the Gulf of Mexico shelf, having produced one trillion cubic feet equivalent to date from Middle to Lower Pleistocene sands at depths from 7,000 feet to 15,000 feet. There are 13 active completions in the field that have been shut-in since August 2008 due to damage that was sustained by Hurricane Gustav. After the repairs to the gas sales line are completed, we estimate net field production of 0.8 MBOED to be restored in our upcoming fiscal third quarter. On a pro forma basis, we have a 72 percent working interest in this field.

Eugene Island 330 Field.  We have a 17.5 percent working interest in this Apache Corporation (“Apache”) operated field in 250 feet of water, located 130 miles Southwest of New Orleans. Well depths range from 6,000 to 11,000 feet. Cumulative production from the field is approximately 730 MMBOE. The field is currently shut in due to damage from Hurricane Ike. The hurricane toppled the A and C platforms, and damaged the B and D platforms in the field. Apache recently assumed operatorship of the field, however, Devon Energy Corporation, the former operator, continues to operate the abandonment of the A and C platform wells and salvage of the platforms which is underway. Production from the 10 remaining wells in the field is expected to be restored by Apache in our upcoming fiscal second quarter. Net reserves are 82 percent oil. On a pro forma basis, we have a 35 percent working interest in this field.

Productive Wells

Our working interests in productive wells follow.

	June 30, 2009
	Gross	Net
Natural Gas	127.0	38.1
Crude Oil	147.0	72.5
Total	274.0	110.6

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Drilling Activity

The following table sets forth our drilling activity.

	Year Ended June 30,
	2009		2008		2007
	Gross	Net	Gross	Net	Gross	Net
Productive wells
Development	7.0	3.7	8.0	5.4	19.0	14.6
Exploratory	2.0	0.6	6.0	2.0	5.0	2.8
Total	9.0	4.3	14.0	7.4	24.0	17.4
Non productive wells
Development	—	—	2.0	2.0	8.0	8.0
Exploratory	6.0	3.5	12.0	5.0	8.0	3.6
Total	6.0	3.5	14.0	7.0	16.0	11.6

As of June 30, 2009, one gross well, representing approximately 0.17 net well, was being drilled.

Acreage

Working interests in developed and undeveloped acreage follow.

	June 30, 2009
	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net
Onshore	102,917	61,474	17,903	9,194	120,820	70,668
Offshore	255,653	87,310	129,489	41,873	385,142	129,183
Total	358,570	148,784	147,392	51,067	505,962	199,851

The following table summarizes potential expiration of our onshore and offshore undeveloped acreage.

	Year Ended June 30,
	2010		2011		2012
	Gross	Net	Gross	Net	Gross	Net
Onshore	2,867	1,475	6,321	3,477	3,520	1,981
Offshore	37,398	6,403	33,179	1,042	—	—
Total	40,265	7,878	39,500	4,519	3,520	1,981

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Capital Expenditures, Including Acquisitions and Costs Incurred

Property acquisition costs:

	Year Ended June 30,
	2009	2008	2007
	(In Thousands)
Oil and Gas Activities
Development	$168,134	$205,681	$362,219
Exploration	121,554	114,639	67,140
Acquisitions	—	40,016	717,618
Administrative and Other	1,610	9,758	2,468
Capital Expenditures, Including Acquisitions	291,298	370,094	1,149,445
Asset Retirement Obligations	46,502	13,774	49,429
Total costs incurred	$337,800	$383,868	$1,198,874

Oil and Gas Production and Prices

Our average daily production represents our net ownership and includes royalty interests and net profit interests owned by us. Our average daily production and average sales prices follow.

	Year Ended June 30,
	2009	2008	2007
Sales Volumes per Day
Natural gas (MMcf)	47.9	75.7	50.3
Crude oil (MBbls)	11.4	13.5	7.8
Total (MBOE)	19.3	26.2	16.2
Percent of BOE from crude oil	59.1%	51.5%	48.1%
Average Sales Price
Natural gas per Mcf	$6.48	$8.57	$7.13
Hedge gain per Mcf	1.60	0.34	0.90
Total natural gas per Mcf	8.08	8.91	8.03
Crude oil per Bbl	$67.06	$97.72	$62.33
Hedge gain (loss) per Bbl	3.56	(17.82)	5.60
Total crude oil per Bbl	$70.62	$79.90	$67.93
Sales price per BOE	$55.43	$75.40	$52.23
Hedge gain (loss) per BOE	6.04	(8.24)	5.48
Total sales price per BOE	$61.47	$67.16	$57.71

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Production Unit Costs

Our production unit costs follow. Production costs include lease operating expense and production taxes.

	Year Ended June 30,
	2009	2008	2007
Average Costs per BOE
Production costs
Lease operating expense
Insurance expense	$2.72	$1.90	$2.14
Workover and maintenance	2.26	2.34	1.40
Direct lease operating expense	12.33	10.68	8.12
Total lease operating expense	17.31	14.92	11.66
Production taxes	0.77	0.91	0.61
Total production costs	$18.08	$15.83	$12.27
Depreciation, depletion and amortization rates	$30.78	$32.09	$24.68

Reserves

The following estimates of the net proved oil and natural gas reserves of our oil and gas properties located entirely within the United States of America are based on evaluations prepared by third-party reservoir engineers (86 percent of our proved reserves on a valuation basis) and, the remainder, by our engineers. Reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost changes except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise that those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

	June 30, 2009
	Proved Developed Producing	Proved Developed Non- Producing	Total Proved Developed	Proved Undeveloped	Total Proved Reserves
Crude oil (MBbls)	11,161	9,022	20,183	10,690	30,873
Natural gas (MMcf)	32,840	49,592	82,432	50,983	133,415
Total (MBOE)	16,635	17,287	33,922	19,187	53,109
PV-10 (In Thousands)(1)	$391,565	$335,321	$726,886	$332,887	$1,059,773
Income taxes					71,876
10 percent discount					(17,379)
Discounted income taxes					54,497
Standardized measure of future net discounted cash flows					$1,005,276

(1)	PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of June 30, 2009) without giving effect to non-property related expenses such as general and administrative expenses, debt service, DD&A expense and discounted at 10 percent per year before income taxes. Prices in effect at June 30, 2009 were $69.89 per barrel of oil and $3.89 per mmbtu of natural gas, excluding differentials. For a reconciliation of PV-10 to the standardized measure, see “Summary — Summary Reserve Information.”

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The following table summarizes our estimated future net revenues sensitivities to changes in oil and gas prices:

	June 30, 2009
	Oil (Bbl)	Gas (MMbtu)
Prices at June 30, 2009	$69.89	$3.89
Increase in estimated future net revenues resulting from a 10 percent increase in oil or natural gas prices (in thousands)	$161,357	$38,811

Netherland, Sewell & Associates, Inc., independent oil and gas consultants, in conjunction with our in-house engineers, have prepared the estimates of proved crude oil and natural gas reserves attributable to our net interests in oil and gas properties as of June 30, 2009.

Marketing and Customers

We market substantially all of our oil and natural gas production from the properties we operate. We also market more than half of our oil and natural gas production from the fields we do not operate. The majority of our operated oil gas production is sold to a variety of purchasers under short-term (less than 12 months) contracts at market-based prices.

Shell accounted for approximately 65 percent, 62 percent and 35 percent of our total oil and natural gas revenues during the years ended June 30, 2009, 2008 and 2007, respectively. We also sell our production to a number of other customers, and we believe that those customers, along with other purchasers of oil and natural gas, would purchase all or substantially all of our production in the event that Shell curtailed its purchases.

We transport most of our oil and gas through third-party gathering systems and pipelines. Transportation space on these gathering systems and pipelines is normally readily available. Our ability to market our oil and gas has at times been limited or delayed due to restricted or unavailable transportation space or weather damage, and cash flow from the affected properties has been and could continue to be adversely impacted.

Competition

We encounter intense competition from other oil and gas companies in all areas of our operations, including the acquisition of producing properties and undeveloped acreage. Our competitors include major integrated oil and gas companies, numerous independent oil and gas companies and individuals. Many of our competitors are large, well-established companies with substantially larger operating staffs and greater capital resources and have been engaged in the oil and gas business for a much longer time than our company. These companies may be able to pay more for productive oil and gas properties, exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

Regulatory Matters

Regulation of Oil and Gas Production, Sales and Transportation

The oil and gas industry is subject to regulation by numerous national, state and local governmental agencies and departments. Compliance with these regulations is often difficult and costly and noncompliance could result in substantial penalties and risks. Most jurisdictions in which we operate also have statutes, rules, regulations or guidelines governing the conservation of natural resources, including the unitization or pooling of oil and gas properties and the establishment of maximum rates of

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production from oil and gas wells. Some jurisdictions also require the filing of drilling and operating permits, bonds and reports. The failure to comply with these statutes, rules and regulations could result in the imposition of fines and penalties and the suspension or cessation of operations in affected areas.

We operate various gathering systems. The United States Department of Transportation and certain governmental agencies regulate the safety and operating aspects of the transportation and storage activities of these facilities by prescribing standards. However, based on current standards concerning transportation and storage activities and any proposed or contemplated standards, we believe that the impact of such standards is not material to our operations, capital expenditures or financial position.

All of our sales of our natural gas are currently deregulated, although governmental agencies may elect in the future to regulate certain sales.

Environmental Regulation

Our exploration, development and production operations are subject to various federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations, among other things, govern the amounts and types of substances that may be released into the environment, the issuance of permits to conduct exploration, drilling and production operations, the handling, discharge and disposition of waste materials, the reclamation and abandonment of wells, sites and facilities, financial assurance under the Oil Pollution Act of 1990 and the remediation of contaminated sites. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas.

The environmental laws and regulations applicable to us and our operations include, among others, the following United States federal laws and regulations:

➢	Clean Air Act, as amended, and comparable state laws, which restrict the emission of air pollutants from stationary and mobile sources, may require us to obtain pre-approval for the construction or modification of projects or facilities expected to produce different or increased air emissions, or comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions that causes us to incur substantial capital expenditures;
➢	Clean Water Act, as amended, and analogous state laws, which imposes restrictions and controls on the discharge of pollutants into state waters and waters of the United States, obtain and maintain permits or similar approvals for discharges of wastewater or stormwater, and develop and implement spill prevention, control and countermeasures plans and facility response plans in connection with the on-site storage of greater than threshold quantities of oil;
➢	Comprehensive Environmental Response, Compensation and Liability Act, as amended, also known as the “Superfund Law,” which impose joint and several, strict liability without regard to fault or the legality of the original conduct on persons responsible for releases or threatened releases of hazardous substances into the environment and that may result in the incurrence of costs to remediate the hazardous substances or pay for damages to natural resources and costs for certain health studies;
➢	Resource Conservation and Recovery Act, as amended, and comparable state laws, which governs the management and disposal of solid and hazardous wastes;
➢	Oil Pollution Act of 1990, as amended, which imposes liabilities resulting from discharges of oil into navigable waters of the United States onto responsible parties, including owners and operators of a facility or vessel or the lessee or permittee of the area in which an offshore facility is located, and assigns liability for oil removal costs, natural resources damages and a variety of public and private

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damages, and requires responsible parties to submit proof of its financial ability in amounts ranging from $35 million up to $150 million to cover environmental cleanups and restoration costs that could be incurred in connection with an oil spill;
➢	Emergency Planning and Community Right-to-Know Act, which requires reporting of toxic chemical inventories;
➢	Safe Drinking Water Act, which governs underground injection and disposal activities; and
➢	U.S. Department of Interior regulations, which impose liability for pollution cleanup and damages.

We routinely obtain permits, maintain certificates of financial responsibility for covered offshore facilities, and develop and implement spill and facility response plans for our facilities and operations in accordance with these applicable laws and regulations on an ongoing basis. To date, there are no known issues that have had a significant adverse effect on the permitting process or permit or plan compliance status of any of our facilities or operations. Potential permitting costs are variable and directly associated with the type of facility and its geographic location. For example, costs may be incurred for air emission permits, spill contingency requirements, and discharge or injection permits. These costs are considered a normal, recurring cost of our ongoing operations and not an extraordinary cost of compliance with government regulations.

The ultimate financial impact of these environmental laws and regulations is neither clearly known nor easily determined as existing laws and regulations, are subject to change as new standards are enacted and new interpretations of existing standards are rendered. Environmental laws and regulations are expected to have an increasing impact on our operations.

We believe our operations are in substantial compliance with applicable environmental laws and regulations. We expect to continue making expenditures on a regular basis relating to environmental compliance. We maintain insurance coverage for spills, pollution and certain other environmental risks, although we are not fully insured against all such risks. The insurance coverage maintained by us provides for the reimbursement to us of costs incurred for the containment and clean-up of materials that may be suddenly and accidentally released in the course of our operations, but such insurance does not fully insure pollution and similar environmental risks.

We do not anticipate that we will be required under current environmental laws and regulations to expend amounts that will have a material adverse effect on our consolidated financial position or our results of operations. However, since environmental costs and liabilities are inherent in our operations and in the operations of companies engaged in similar businesses and since regulatory requirements frequently change and may become more stringent, there can be no assurance that material costs and liabilities will not be incurred in the future. Such costs may result in increased costs of operations and acquisitions and decreased production.

Employees

We had 116, 119 and 114 employees at November 1, 2009, June 30, 2009 and June 30, 2008, respectively. At June 30, 2009, we had no union employees.

Legal Proceedings

We are involved in various legal proceedings and claims, which arise in the ordinary course of our business. We do not believe the ultimate resolution of any such actions will have a material effect on our financial position or results of operations.

Management

Directors and Executive Officers

Director	Age	Position(s) With the Company
John D. Schiller, Jr.	50	Chairman and Chief Executive Officer
Steven A. Weyel	55	Director, President and Chief Operating Officer
David West Griffin	48	Director, Chief Financial Officer
Ben Marchive	62	Senior Vice President, Operations
Todd Reid	46	Senior Vice President, Marketing & Risk Management
Rick Fox	56	Vice President, Controller
Stewart Lawrence	48	Vice President, Investor Relations and Communications
Hugh A. Menown	51	Vice President, Chief Accounting Officer and Chief Information Officer
Steve Nelson	50	Vice President, Drilling and Production
William Colvin(1)	51	Director
Paul Davison(2)	56	Director
David M. Dunwoody(3)	59	Director
Hill A. Feinberg(4)	62	Director

(1)	Chairman of the Audit Committee, member of the Remuneration and Nomination Committees.
(2)	Member of the Audit, Remuneration and Nomination Committees.
(3)	Chairman of the Remuneration Committee, member of the Audit and Nomination Committees.
(4)	Chairman of the Nomination Committee, member of the Audit and Remuneration Committees.

John D. Schiller, Jr.  Mr. Schiller is our Chairman and Chief Executive Officer, and has been since our inception in 2005. Mr. Schiller’s career spans 28 years in the oil and gas industry. In addition to forming the Company, Mr. Schiller served as: interim chief executive officer of Particle Drilling, Inc. between December 2004 and November 2005; Vice President, Exploration and Development, for Devon Energy from April 2003 to December 2004 with responsibility for domestic and international activities; Executive Vice President, Exploration and Production, for Ocean Energy, Inc. from 1999 to April 2003, overseeing Ocean’s worldwide exploration, production and drilling activities; and Senior Vice President of Operations of Seagull Energy. Prior to serving in those offices, Mr. Schiller held various positions at Burlington Resources, including Engineering and Production Manager of the Gulf of Mexico Division and Corporate Acquisition Manager, and at Superior Oil where he began his career in 1981. Mr. Schiller currently serves on the Board of Directors of Escape Family Resource Center, a charitable organization. He is a registered professional engineer in the State of Texas and is a charter member and past Chairman of the Petroleum Engineering Industry Board and a member of the Look College of Engineering Advisory Council at Texas A&M University. Mr. Schiller graduated with honors from Texas A&M University with a Bachelor of Science in Petroleum Engineering in 1981, and was inducted into the Texas A&M University Harold Vance Department of Petroleum Engineering’s Academy of Distinguished Graduates in 2008.

Steven A. Weyel.  Mr. Weyel is our President and Chief Operating Officer and has been since our inception, bringing 33 years of industry experience. Mr. Weyel is co-founder and was most recently Principal and President/COO of EnerVen LLC, a company developing and supporting strategic ventures in the emerging energy industry, which company was formed in September 2002. In August 2005, Mr. Weyel sold his membership interests and resigned his positions in EnerVen LLC to devote full time and efforts to the Company. From 1999 to 2002, Mr. Weyel was President and COO of InterGen North America, a Shell-Bechtel joint venture in the merchant gas and power business. From 1994 to 1999, Mr. Weyel was with Dynegy Corporation, previously known as Natural Gas Clearinghouse and NGC

Management

Corporation, where he served in various executive leadership positions, including Executive Vice President — Integrated Energy and Senior Vice President — Power Development. Mr. Weyel has a broad range of experience in the international oil service sector, including ownership of his own firm, Resource Technology Corporation, from 1983 to 1994, where he identified a new market opportunity based on evolving technology, and created the global engineering leader in onsite energy commodity reserves evaluation. From 1976 to 1983, Mr. Weyel worked with Baker Eastern S.A. (Baker-Hughes), in numerous strategic growth roles including Managing Director for the Western Hemisphere. Mr. Weyel received his Masters in Business Administration from the University of Texas at Austin in 1989. Mr. Weyel graduated from Texas A&M University with a Bachelor of Science in Industrial Distribution in 1976.

David West Griffin.  Mr. Griffin is our Chief Financial Officer and has been since our inception, with 24 years of finance experience. During 2005 prior to our inception, Mr. Griffin spent his time focusing on the formation of the Company. From January 2004 to December 2004, Mr. Griffin was the Chief Financial Officer of Alon USA, a refining and marketing company. From April 2002 to January 2004, Mr. Griffin owned his own turn-around consulting business, Energy Asset Management. From 1996 to April 2002, Mr. Griffin served in various positions with InterGen, including as Chief Financial Officer for InterGen’s North American business and supervisor of financing of all of InterGen’s Latin American projects. From 1993 to 1996, Mr. Griffin worked in the Project Finance Advisory Group of UBS. From 1985 to 1993, Mr. Griffin served in various positions with Bankers Trust Company. Mr. Griffin graduated Magna Cum Laude from Dartmouth College in 1983 and received his Masters in Business Administration from Tuck Business School in 1985.

Ben Marchive.  Mr. Marchive is our Senior Vice President of Operations. Mr. Marchive joined the Company in April 2006, bringing 30 years of experience in the oil and gas industry. He began his career with Superior Oil Company and gained extensive knowledge of offshore drilling, completion and production operations. He has since held management positions with Great Southern Oil & Gas, Kerr-McGee Corporation and most recently Ocean Energy, Inc. During his fourteen year tenure at Kerr-McGee, Mr. Marchive managed all disciplines of engineering dealing with drilling, production operations, completions and reserve determination for the offshore division. In February 1999, Mr. Marchive joined Ocean Energy, Inc. where he served as Vice President, Production North America. In this capacity, he was responsible for all Production Operations for North America Land and Offshore until his retirement in July 2003. Mr. Marchive is a 1977 graduate of Louisiana State University with a Bachelor of Science degree in Petroleum Engineering.

Todd Reid.  Mr. Reid is our Senior Vice President of Marketing and Risk Management. He has 17 years of experience in the energy marketing and trading business. Most recently, Mr. Reid served as President of Houston Research & Trading Ltd. from 2003 until joining us in July 2006 in his current position. Prior to those offices, he has held senior management positions with Houston Research and Trading, Duke Energy Trading and Marketing, NP Energy, Louisville Gas and Electric and Dynegy. Before coming to the energy industry, Mr. Reid first learned the trading business as a market maker for six years on the floor of the Chicago Board Options Exchange and was a member of the Chicago Board of Trade. He graduated with honors from Illinois College with a Bachelor of Science in Physics and Math in 1984. Mr. Reid received his Masters in Business Administration from Washington University in St. Louis in 1986.

Rick Fox.  Mr. Fox is our Vice President, Controller. Prior to joining us in 2006, Mr. Fox most recently held the position of Director of Accounting and Control for Peoples Energy Production Company, a wholly owned subsidiary of Peoples Energy Corporation, where he served from 2001 to 2006. Mr. Fox has more than 30 years of experience in the oil and gas industry, including 16 years with Burlington Resources in various management positions. Mr. Fox began his career with Getty Oil after graduating from Baylor University in 1974 and is a Certified Public Accountant.

Management

Stewart Lawrence.  Mr. Lawrence is our Vice President of Investor Relations and Communications, with 22 years of investor relations and communications experience. From September 2001 until he joined us in March 2007, he was Manager of Investor Relations for Anadarko Petroleum Corporation. From 1996 to 2001, Mr. Lawrence was responsible for investor relations and other communications functions at MCN Energy Group, a diversified energy company that was acquired in 2001 by DTE Energy Company. Mr. Lawrence graduated from the University of Houston with a BA in journalism in 1987 and a Masters in Business Administration in 1995.

Hugh A. Menown.  Mr. Menown is our Vice President, Chief Accounting Officer and Chief Information Officer. He has more than 29 years of experience in mergers and acquisitions, auditing and managerial finance. Mr. Menown has served with the Company since August 2006. For the first seven months of 2006, Mr. Menown worked as an independent consultant in the energy industry. Prior to that time (March 2002 until December 2005) Mr. Menown was employed by Quanta Services, Inc., serving as Chief Financial Officer of two of its subsidiaries. From 1987 to 1999, Mr. Menown provided audit and related services for clients at PricewaterhouseCoopers, LLP in the Houston office, where for seven years he was the partner in charge of the transaction services practice providing due diligence, mergers and acquisition advisory and strategic consulting to numerous clients in various industries. He is a certified public accountant and a 1980 graduate of the University of Missouri-Columbia with a bachelor’s degree in business administration.

Steve Nelson.  Mr. Nelson is our Vice President of Drilling and Production. He has over 26 years of experience in the oil and gas business. He was hired from Devon Energy in April 2006 where he was the Manager of Drilling and Operations for Devon’s Western Division. From April 1999 until joining us in April 2006, Mr. Nelson was employed by Ocean Energy (which was acquired by Devon Energy in May 2003), serving as U.S. Onshore Well Work Superintendent from April 1999 until April 2000 and then as Production and Engineering Manager for U.S. Onshore for the remainder of his tenure there. Previous to that, Mr. Nelson spent 16 years with Kerr McGee’s Gulf of Mexico Division in various operations and supervisory jobs. He graduated with a BS in Petroleum Engineering from the University of Oklahoma in 1983.

William Colvin.  Mr. Colvin is one of our independent non-executive directors. He chairs our Audit Committee and is a member of our Remuneration and Nomination Committees. During 2009 Mr. Colvin focused on personal interests following the end of his almost four year service with Southern Cross Healthcare PLC, a nursing home operator based in the UK, where most recently he served as Chief Executive during 2008. From March 2005 to January 2008, until his appointment as Chief Executive, Mr. Colvin served as Southern Cross Healthcare PLC’s chairman of the board, the role Mr. Colvin assumed following the acquisition of NHP Plc by funds controlled by The Blackstone Group. From January 2000 to February 2005 Mr. Colvin was a director of NHP Plc, a property investment group in the UK specializing in the ownership of freehold or long leasehold interests in modern purpose-built nursing homes. From November 2000 to February 2005, Mr. Colvin was also the Chief Executive of NHP Plc. He was Finance Director of British-Borneo Oil & Gas Plc from 1992 to 1999. From 1990 to 1992, Mr. Colvin was Finance Manager/Director at Oryx UK Energy. From 1989 to 1990, he was group financial controller at Thames Television Plc. From 1984 to 1989, he worked in a variety of financial roles for Atlantic Richfield (ARCO) Inc. From 1979 to 1984, Mr. Colvin worked in the audit department of Ernst & Young. He qualified as a Scottish Chartered Accountant in 1982 and holds a Bachelor of Commerce degree from the University of Edinburgh.

Paul Davison.  Mr. Davison is one of our independent non-executive directors. He became a director on May 7, 2007 and is a member of our Audit, Nomination and Remuneration Committees. Mr. Davison has over 30 years of experience in the oil and gas industry in petroleum engineering and general management positions with Shell and Clyde Petroleum plc and most recently serving as Technical and

Management

Operations Director of Paladin Resources plc from 1997 until its takeover in 2006. Since 2006 he has pursued personal interests. Mr. Davison graduated from Nottingham University in 1974 with a degree in Mining Engineering.

David M. Dunwoody.  Mr. Dunwoody is one of our independent non-executive directors. He chairs the Remuneration Committee and is a member of our Audit and Nomination Committees. Mr. Dunwoody is the President of Morris Pipeline Company, a natural gas gathering company operating in Texas and has served in that capacity since 1998. From 1982 to 1998, Mr. Dunwoody held various positions with TECO Pipeline Company, an intrastate pipeline company operating in Texas. Prior to being acquired by PG&E Corporation, TECO operated over 1,100 miles of gas gathering and transmission pipelines. Mr. Dunwoody graduated from the University of Texas at Austin in 1971, receiving a Bachelors of Business Administration degree.

Hill A. Feinberg.  Mr. Feinberg is one of our independent non-executive directors. He chairs the Nomination Committee and is a member of the Audit and Remuneration Committees. Mr. Feinberg is Chairman and Chief Executive Officer of First Southwest Company, a privately held, fully diversified investment banking firm founded in 1946. Before joining First Southwest Company in 1991, Mr. Feinberg was a Senior Managing Director at Bear Stearns & Co. and a former Vice President and Manager of Salomon Brothers in the Dallas office. Mr. Feinberg is a past Chairman of the Municipal Securities Rulemaking Board (MSRB), the self-regulatory organization charged with the responsibility of writing rules governing the municipal securities activities of registered brokers. Mr. Feinberg also formerly served as a member of the board for Compass Bancshares, Inc. and is currently a member of the Greater Dallas Chamber. His civic and charitable service includes chairing the board of directors of the Phoenix House Foundation, as well as serving as a board member of the Cardiopulmonary Research Science and Technology Institute, a member of the Executive Committee of St. Mark’s School of Texas and a board member of Visitors of UT Southwestern Health System. He is also the past Chairman of the Board of Directors of the MBM Foundation, which is the governing board of the partnership between Menninger Clinic and Baylor College of Medicine. Mr. Feinberg received his bachelor’s degree in finance from the University of Georgia in 1969, receiving the Distinguished Alumnus Award from the University of Georgia’s Terry College of Business in May 2008. After graduation, Mr. Feinberg joined the United States Army Corps of Engineers, serving as 1st Lieutenant in Vietnam from 1970 to 1971.

Security ownership of certain beneficial owners and management related stockholder matters

The following table sets forth as of November 1, 2009 the number and percentage of our outstanding Common Shares that, according to the information available to us, were owned by (1) each of our directors, (2) each of Messrs. Schiller, Weyel and Griffin and our other executive officers (including Ben Marchive, our Senior Vice President, Operations, and Todd Reid, our Senior Vice President, Marketing and Risk Management, who along with Messrs. Schiller, Weyel and Griffin are our “Named Executive Officers”, (3) each person known by us to be the beneficial owner of more than 5% of our outstanding Common Shares and (4) all of our directors and executive officers as a group.

For purposes of the table below, we deem Common Shares subject to options that are currently exercisable or exercisable within 60 days of November 1, 2009 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the Common Shares beneficially owned by them, subject to community property laws, where applicable. Except as expressly stated otherwise, the address for the beneficial owners listed below is: Energy XXI (Bermuda) Limited, Canon’s Court, 22 Victoria Street, PO BOX HM 1179, Hamilton HM EX, Bermuda.

Name and Address of Beneficial Owner	No. of Common Shares	Percent of Class
MSD Capital, L.P. 645 Fifth Avenue, 21st Floor, New York, NY 10022	9,667,223	6.6%
Seneca Capital Investments, LLC 590 Madison Avenue, 28th Floor, New York, NY 10022	7,590,600	5.2%
John D. Schiller, Jr.(2)(3)	7,270,562	4.9%
Steven A. Weyel(2)(3)	2,384,841	1.5%
David West Griffin(2)(3)	1,020,272	*
William Colvin	244,424	*
Paul Davison	208,145	*
David M. Dunwoody	288,205	*
Hill A. Feinberg	484,524	*
Ben Marchive(1)(2)	873,609	*
Todd Reid(2)	114,700	*
Steve Nelson	331,670	*
Hugh Menown	99,979	*
Stewart Lawrence	235,699	*
Rick Fox	41,801	*
All directors and officers as a group (13) persons as of November 1, 2009	13,598,431	8.7%

*	Indicates less than 1%
(1)	As part of commencing employment in April 2006, Mr. Marchive was granted a combination of restricted shares and restricted share units, which vest one-third each year beginning on April 10, 2007. These amounts include 62,500 of the restricted share portion of the grant for Mr. Marchive. The allocation of the total grant between restricted shares and restricted stock units was approved by our Board of Directors in October 2006.
(2)	Includes 60,000, 50,000, 32,500 and 50,000 of restricted shares for Messrs. Schiller, Weyel, Griffin and Marchive, respectively, which were granted effective June 30, 2007 by the Company. Includes 235,294, 144,117, 79,657, 56,250 and 50,000 of restricted shares for Messrs. Schiller, Weyel, Griffin, Marchive and Reid, respectively, which were granted effective July 23, 2008 by the Company.

Security ownership of certain beneficial owners and management related stockholder matters

(3)	Includes Common Shares underlying vested, but unexercised, stock options of 150,000, 100,000 and 50,000 for Messrs. Schiller, Weyel and Griffin, respectively, that vested on September 10, 2009. None of the vested stock option have been exercised. The options were granted under the 2006 Long-Term Incentive Plan, with each option being exercisable for one Common Share. Messrs. Schiller, Weyel and Griffin received grants of 750,000, 500,000 and 250,000 stock options, respectively, priced at $3.50, the closing price on September 10, 2008, vesting over a three-year period with 20% vesting on September 10, 2009, an additional 30% vesting on September 10, 2010 and the remaining 50% vesting on September 10, 2011.

Description of preferred stock

The following is a summary of certain provisions of the certificate of designation of our convertible preferred stock. The certificate of designation will be filed as an exhibit on a Current Report on Form 8-K and incorporated by reference into the registration statement of which this prospectus supplement and accompanying prospectus are a part. The following summary of the terms of Convertible Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designation. As used in this section, the terms “we,” “us” or “our” refer to Energy XXI (Bermuda) Limited and not any of its subsidiaries. Please read “Description of Capital Stock” in the accompanying prospectus for a description of general terms applicable to the Convertible Preferred Stock, a description of our common stock and certain provisions of Bermuda law.

General

Under our Memorandum of Association and our Bye-Laws, our board of directors is authorized, without further stockholder action, to issue up to 2,500,000 shares of preferred stock, par value $0.001 per share, in one or more series, with such preferred, deferred, qualified or other special rights or such restrictions in regard to dividend, voting, return of capital or otherwise, as shall be set forth in the resolutions providing therefor. We currently have no outstanding shares of preferred stock. At the consummation of this offering, we will issue 750,000 shares of Convertible Preferred Stock. In addition, we have granted the underwriters an option to purchase up to 75,000 additional shares to cover overallotments. When issued, the Convertible Preferred Stock and any common stock issued upon the conversion of the Convertible Preferred Stock will be fully paid and nonassessable. The holders of the Convertible Preferred Stock will have no preemptive or preferential right to purchase or subscribe to stock, obligations, warrants or other securities of ours of any class. The transfer agent, registrar, redemption, conversion and dividend disbursing agent for shares of both the Convertible Preferred Stock and common stock is Continental Stock Transfer and Trust Company.

The Convertible Preferred Stock is subject to mandatory conversion, as described below in “— Mandatory Conversion,” but is not redeemable by us.

Ranking

The Convertible Preferred Stock, with respect to dividend rights or rights upon our liquidation, winding-up or dissolution, ranks:

➢	senior to all classes of our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Convertible Preferred Stock (which we refer to as the “Issue Date”), the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Junior Stock”);
➢	on a parity, in all respects, with any class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Parity Stock”); and
➢	junior to each class of capital stock or series of preferred stock established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Convertible Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (which we refer to collectively as “Senior Stock”).

While any shares of Convertible Preferred Stock are outstanding, we may not authorize or issue any class or series of Senior Stock (or any security convertible into Senior Stock) without the affirmative vote or consent of the holders of at least 66-2/3% of the outstanding shares of Convertible Preferred Stock.

Description of preferred stock

Without the consent of any holder of Convertible Preferred Stock, however, we may authorize, increase the authorized amount of, or issue any class or series of Parity Stock or Junior Stock. See “— Voting Rights” below.

Dividends

Holders of shares of Convertible Preferred Stock will be entitled to receive, when, as and if declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate per annum of    % per share on the liquidation preference of $100 per share of Convertible Preferred Stock (equivalent to $     per annum per share). Dividends on the Convertible Preferred Stock will be payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on March 15, 2010 (each, a “Dividend Payment Date”) at such annual rate, and shall accumulate from the most recent date to which dividends have been paid, or if no dividends have been paid, from December   , 2009. Dividends may be paid in cash or, where freely transferable by any non-affiliate recipient thereof, in common stock, or any combination thereof as provided below under “— Method of Payment of Dividends.” Dividends will be payable to holders of record as they appear on our stock register on the March 1, June 1, September 1 and December 1 immediately preceding each Dividend Payment Date (each, a “Record Date”). Accumulations of dividends on shares of Convertible Preferred Stock do not bear interest. Dividends payable on the Convertible Preferred Stock for any period less than a full dividend period (based upon the number of days elapsed during the period) will be computed on the basis of a 360-day year consisting of twelve 30-day months.

No dividend will be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Convertible Preferred Stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid or declared and a sufficient sum or number of shares of common stock have been set apart for the payment of such dividend, upon all outstanding shares of Convertible Preferred Stock.

No dividends or other distributions (other than a dividend or distribution payable solely in shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock) and cash in lieu of fractional shares) may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by us or on our behalf (except by conversion into or exchange for shares of Parity Stock or Junior Stock (in the case of Parity Stock) or Junior Stock (in the case of Junior Stock)) unless all accumulated and unpaid dividends have been or contemporaneously are declared and paid, or are declared and a sum or number of shares of common stock sufficient for the payment thereof is set apart for such payment, on the Convertible Preferred Stock and any Parity Stock for all dividend payment periods terminating on or prior to the date of such declaration, payment, redemption, purchase or acquisition. Notwithstanding the preceding, if full dividends have not been paid on the Convertible Preferred Stock and any Parity Stock, dividends may be declared and paid on the Convertible Preferred Stock and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Convertible Preferred Stock and such Parity Stock will in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of the Convertible Preferred Stock and such Parity Stock bear to each other. Holders of shares of the Convertible Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends.

Our ability to declare and pay cash dividends with respect to our capital stock, including the Convertible Preferred Stock, is limited by the terms of our outstanding indebtedness. Specifically, the existing revolver prohibits our operating subsidiaries from dividending funds to us, so we have limited funds held by us that can be used to pay dividends unless and until we amend our existing credit agreement. We intend to

Description of preferred stock

seek such an amendment at some point in the future but we can provide no assurances that we will obtain such an amendment on a timely basis or at all. In addition, our ability to declare and pay dividends may be limited by applicable Bermuda law. See “Risk Factors — Risks Related to the Convertible Preferred Stock — We may not be able to pay dividends on the convertible preferred stock and no payment or adjustment will be made upon conversion for accumulated dividends.”

Method of Payment of Dividends

Subject to certain restrictions, we may generally pay any dividend on the Convertible Preferred Stock:

➢	in cash;
➢	by delivery of shares of our common stock; or
➢	through any combination of cash and our common stock.

If we elect to make any such payment, or any portion thereof, in shares of our common stock, such shares shall be valued for such purpose, in the case of any dividend payment, or portion thereof, at 95% of the Market Value (as defined below under “— Mandatory Conversion”) as determined on the second Trading Day (as defined below under “— Mandatory Conversion”) immediately prior to the Record Date for such dividend.

We will make each dividend payment on the Convertible Preferred Stock in cash, except to the extent we elect to make all or any portion of such payment in shares of our common stock. We will give the holders of the Convertible Preferred Stock notice of any such election and the portion of such payment that will be made in cash and the portion that will be made in common stock 15 business days prior to the Record Date for such dividend.

If we elect to pay all or a portion of a dividend in the form of shares of our common stock, we will deliver such shares to the transfer agent or another agent (in such capacity, the “dividend agent”) on behalf of the holders of the Convertible Preferred Stock and will instruct, at our sole option, the dividend agent to either:

➢	sell such shares for cash on behalf of the holders of the Convertible Preferred Stock and deliver the net proceeds to the holders less any deductions for withholding taxes; or
➢	deliver such shares to or for the account of the holders less any shares required to be sold for withholding taxes.

If we elect to deliver shares to the dividend agent on behalf of the holders of the Convertible Preferred Stock for sale for cash on behalf of such holders, the dividend agent will serve as the designated agent of the holders of the Convertible Preferred Stock in making such sales. If we so elect, any shares delivered to the dividend agent will be owned beneficially by the holders of the Convertible Preferred Stock upon delivery to the dividend agent, and the dividend agent will hold such shares and the net cash proceeds from the sale of such shares for the exclusive benefit of the holders. By purchasing the Convertible Preferred Stock, you are deemed to appoint the dividend agent as your agent for the sale of any shares of our common stock that are delivered to the dividend agent, on your behalf, upon payment of dividends on the Convertible Preferred Stock. The net proceeds of any sales of shares of our common stock shall be distributed to holders of Convertible Preferred Stock on a pro rata basis based on the aggregate liquidation preference of the outstanding shares of Convertible Preferred Stock less any deductions for withholding taxes as determined on a holder-by-holder basis. In order to satisfy any obligation to withhold taxes arising from any payment of a dividend or deemed dividend with respect to the Convertible Preferred Stock, we and the dividend agent shall be authorized to make any deductions required by law, and pay to any taxing authority any amount necessary to satisfy such obligation, including the payment of any portion or all of the net cash proceeds resulting from the sale of shares of

Description of preferred stock

common stock that are owned beneficially by holders of the Convertible Preferred Stock. If a holder gives notice to the dividend agent at least 10 days prior to the applicable dividend payment date not to sell shares of our common stock held on behalf of such holder, the dividend agent will deliver to or for the account of such holder promptly after receipt by the dividend agent the shares of our common stock issued in payment of such dividend except any shares required to be deducted on account of withholding taxes.

Notwithstanding the above, we may not pay any portion of a dividend on the Convertible Preferred Stock by delivery of common stock unless (i) the common stock to be delivered as payment therefor is freely transferable by the recipient without further action on its behalf, other than by reason of the fact that such recipient is our affiliate, or (ii) a shelf registration statement relating to that common stock has been filed with the SEC and is effective to permit the resale of that common stock by the holders thereof.

Liquidation Preference

In the event of our voluntary or involuntary liquidation, winding-up or dissolution, each holder of Convertible Preferred Stock will be entitled to receive and to be paid out of our assets available for distribution to our stockholders, before any payment or distribution is made to holders of Junior Stock (including our common stock), a liquidation preference of $100 per share (the “liquidation preference”), plus accumulated and unpaid dividends on the shares to the date fixed for liquidation, winding-up or dissolution. If, upon our voluntary or involuntary liquidation, winding-up or dissolution, the amounts payable with respect to the liquidation preference of the Convertible Preferred Stock and all Parity Stock are not paid in full, the holders of the Convertible Preferred Stock and the Parity Stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. After payment of the full amount of the liquidation preference and accumulated and unpaid dividends to which they are entitled, the holders of the Convertible Preferred Stock will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our assets or business (other than in connection with our liquidation, winding-up or dissolution), nor our merger or consolidation into or with any other person, will be deemed to be our voluntary or involuntary liquidation, winding-up or dissolution.

The certificate of designation will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Convertible Preferred Stock even though it is substantially in excess of the par value thereof.

Voting Rights

The holders of the Convertible Preferred Stock will have no voting rights except as set forth below or as otherwise required by Bermuda law from time to time.

If dividends on the Convertible Preferred Stock are in arrears and unpaid for six or more quarterly periods (whether or not consecutive), the holders of the Convertible Preferred Stock, voting as a single class with any other preferred stock or preference securities having similar voting rights that are exercisable will be entitled at our next regular or special meeting of stockholders to elect two additional directors to our board of directors. Upon the election of any additional directors, the number of directors that comprise our board shall be increased by such number of additional directors. Such voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the Convertible Preferred Stock has been paid in full. At any time after voting power to elect directors shall have become vested and be continuing in the holders of the Convertible Preferred Stock, or if a vacancy shall exist in the office of any such additional director, our board of directors may, and upon written request of the holders of record of at least 25% of the outstanding Convertible Preferred Stock addressed to the chairman of our board shall, call a special meeting of the holders of the Convertible Preferred Stock (voting separately as a class with all other series of Parity Stock upon which like voting rights have

Description of preferred stock

been conferred and are then exercisable) for the purpose of electing the directors that such holders are entitled to elect. At any meeting held for the purpose of electing such a director, the presence in person or by proxy of the holders of at least a majority of the Convertible Preferred Stock shall be required to constitute a quorum of such Convertible Preferred Stock.

In addition, the affirmative vote or consent of the holders of at least (i) 66-2/3% of the outstanding Convertible Preferred Stock will be required for the authorization or issuance of any class or series of Senior Stock (or any security convertible into Senior Stock) and (ii) 75% of the outstanding Convertible Preferred Stock will be required for amendments to our memorandum of association by merger or otherwise that would affect adversely the rights of holders of the Convertible Preferred Stock. The certificate of designation will provide that the authorization of, the increase in the authorized amount of, or the issuance of any shares of any class or series of Parity Stock or Junior Stock will not require the consent of the holders of the Convertible Preferred Stock, and will not be deemed to affect adversely the rights of the holders of the Convertible Preferred Stock. Furthermore, the holders of Convertible Preferred Stock will not be entitled to vote with respect to any merger or similar transaction where the provisions described in “— Recapitalizations, Reclassifications and Changes of our Common Stock” are complied with if such transaction does not otherwise amend the terms of the Convertible Preferred Stock in a manner that would affect adversely the rights of holders of the Convertible Preferred Stock.

In all cases in which the holders of Convertible Preferred Stock shall be entitled to vote, each share of Convertible Preferred Stock shall be entitled to one vote, unless outstanding Parity Stock has similar vested and continuing voting rights, in which case the number of votes that each share of Convertible Preferred Stock and any Parity Stock participating in the votes described above shall have shall be in proportion to the liquidation preference of such share.

Redemption

The Convertible Preferred Stock will not be redeemable at our option.

Conversion Rights

Each share of Convertible Preferred Stock will be convertible, at any time, at the option of the holder thereof at an initial conversion rate of      shares of our common stock per share of Convertible Preferred Stock (the “Conversion Rate”) (which represents an initial conversion price of approximately $     per share of common stock). The Conversion Rate, and thus the conversion price, will be subject to adjustment as described below under “— Conversion Rate Adjustment.” All shares of common stock distributed upon conversion will be freely transferable without restriction under the Securities Act of 1933, as amended (other than by our affiliates) and such shares will be eligible for receipt in global form through the facilities of The Depository Trust Company (the “Depositary”).

The holders of shares of Convertible Preferred Stock at the close of business on a Record Date will be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following that Record Date or our default in payment of the dividend due on that Dividend Payment Date. However, shares of Convertible Preferred Stock surrendered for conversion during the period between the close of business on any Record Date and the close of business on the business day immediately preceding the applicable Dividend Payment Date must be accompanied by payment of an amount equal to the dividend payable on such shares on that Dividend Payment Date. A holder of shares of Convertible Preferred Stock on a Record Date who (or whose transferee) surrenders any shares for conversion on the corresponding Dividend Payment Date will receive the dividend payable by us on the Convertible Preferred Stock on that date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Convertible Preferred Stock for conversion. Except as provided above with respect to a voluntary conversion and as provided under “— Mandatory Conversion” and “— Special Rights upon a Fundamental Change,” we

Description of preferred stock

will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the shares of common stock issued upon conversion.

Conversion Procedures

On the date of any conversion at the option of the holders, if a holder’s interest is a beneficial interest in a global certificate representing Convertible Preferred Stock, the holder must comply with the Depositary's procedures for converting a beneficial interest in a global security.

If a holder’s interest is in certificated form, a holder must do each of the following in order to convert:

➢	complete and manually sign the conversion notice provided by the conversion agent, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;
➢	surrender the shares of Convertible Preferred Stock to the conversion agent;
➢	if required, furnish appropriate endorsements and transfer documents;
➢	if required, pay any stock transfer, documentary, stamp or similar taxes not payable by us; and
➢	if required, pay funds equal to any declared and unpaid dividend payable on the next dividend payment date to which such holder is entitled.

The date on which a holder complies with the foregoing procedures is the “conversion date.”

The conversion agent for the Convertible Preferred Stock is initially the transfer agent. A holder may obtain copies of the required form of the conversion notice from the conversion agent. The conversion agent will, on a holder’s behalf, convert the Convertible Preferred Stock into shares of our common stock, in accordance with the terms of the notice delivered by us. Payments of cash for dividends and in lieu of fractional shares and, if shares of our common stock are to be delivered, a stock certificate or certificates, will be delivered to the holder, or in the case of global certificates, a book-entry transfer through Depositary will be made by the conversion agent. Such delivery will be made as promptly as practicable, but in no event later than three business days following the conversion date.

The person or persons entitled to receive the shares of common stock issuable upon conversion of the Convertible Preferred Stock will be treated as the record holder(s) of such shares as of the close of business on the applicable conversion date. Prior to the close of business on the applicable conversion date, the shares of common stock issuable upon conversion of the Convertible Preferred Stock will not be deemed to be outstanding for any purpose and you will have no rights with respect to the common stock, including voting rights, rights to respond to tender offers and rights to receive any dividends or other distributions on the common stock, by virtue of holding the Convertible Preferred Stock.

Mandatory Conversion

At any time on or after December 15, 2014, we may at our option cause all outstanding shares of the Convertible Preferred Stock to be automatically converted into a number of shares of common stock for each share of Convertible Preferred Stock equal to the then-prevailing Conversion Rate, if the Daily VWAP of our common stock equals or exceeds 150% of the then-prevailing conversion price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to our issuance of a press release announcing the mandatory conversion as described below.

The term “Trading Day” means a day during which (i) trading in securities generally occurs on NASDAQ or, if our common stock is not listed on NASDAQ, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded and (ii) there is no Market Disruption Event. A “Trading Day” only includes those days that have a

Description of preferred stock

scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system. If our common stock is not so listed or traded, “Trading Day” means a “business day.”

“Market Disruption Event” means (1) a failure by NASDAQ or, if our common stock is not listed on NASDAQ, the principal U.S. national or regional securities exchange on which our common stock is listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded, to open for trading during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m. on any Trading Day for our common stock of an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock.

“Daily VWAP” means the average of the per share volume-weighted average prices of our common stock for each day, as displayed under the heading “Bloomberg VWAP” on Bloomberg page “EXXI.N <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from scheduled open of trading until the scheduled close of trading of the primary trading session on each such Trading Day (or if such volume-weighted average price is unavailable on any such day, the Closing Sale Price shall be used for such day). The per share volume-weighted average price on each such day will be determined without regard to after hours trading or any other trading outside of the regular trading session trading hours.

The “Closing Sale Price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on NASDAQ or, if our common stock is not listed on NASDAQ, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the principal other market on which our common stock is then traded. If our common stock is not so listed, the Closing Sale Price will be an amount determined in good faith by our board of directors to be the fair value of the common stock.

To exercise the mandatory conversion right described above, we must issue a press release for publication on the Dow Jones News Service or Bloomberg Business News (or if either such service is not available, another broadly disseminated news or press release service selected by us) prior to the opening of business on the first Trading Day following any date on which the conditions described in the first paragraph of this “Mandatory Conversion” section are met, announcing such a mandatory conversion. We will also give notice by mail or by publication (with subsequent prompt notice by mail) to the holders of the Convertible Preferred Stock (not more than four business days after the date of the press release) of the mandatory conversion announcing our intention to convert the Convertible Preferred Stock. The conversion date will be a date selected by us (which we refer to as the “Mandatory Conversion Date”) and will be no more than 10 business days after the date on which we issue such press release.

In addition to any information required by applicable law or regulation, the press release and notice of a mandatory conversion shall state, as appropriate:

➢	the Mandatory Conversion Date;
➢	the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock; and
➢	that dividends on the Convertible Preferred Stock to be converted will cease to accrue on the Mandatory Conversion Date.

Description of preferred stock

On and after the Mandatory Conversion Date, dividends will cease to accrue on the Convertible Preferred Stock called for a mandatory conversion and all rights of holders of such Convertible Preferred Stock will terminate except for the right to receive the shares of common stock issuable upon conversion thereof. The dividend payment with respect to the Convertible Preferred Stock called for a mandatory conversion on a date during the period between the close of business on any Record Date for the payment of dividends to the close of business on the corresponding Dividend Payment Date will be payable on such Dividend Payment Date to the record holder of such share on such Record Date if such share has been converted after such Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of Convertible Preferred Stock for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

We may not authorize, issue a press release or give notice of any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the Convertible Preferred Stock for periods ended prior to the later of (i) December 15, 2014 and (ii) the date of such conversion notice shall have been paid.

In addition to the mandatory conversion provision described above, if there are fewer than 75,000 shares of Convertible Preferred Stock outstanding, we may, at any time on or after December 15, 2014, at our option, cause all such outstanding shares of the Convertible Preferred Stock to be automatically converted into shares of common stock at the greater of (i) the then-prevailing Conversion Rate and (ii) the liquidation preference divided by the Market Value of the common stock as determined on the second Trading Day immediately prior to the Mandatory Conversion Date. The provisions of the immediately preceding four paragraphs shall apply to any such mandatory conversion; provided, however, that (1) the Mandatory Conversion Date will not be less than 15 days nor more than 30 days after the date on which we issue a press release announcing such mandatory conversion and (2) the press release and notice of mandatory conversion will not state the number of shares of common stock to be issued upon conversion of each share of Convertible Preferred Stock.

The term “Market Value” means the average of the Daily VWAP of our common stock for each day during a 10 consecutive Trading Day period ending immediately prior to the date of determination.

No Fractional Shares

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion of the Convertible Preferred Stock, whether voluntary or mandatory, or in respect of dividend payments on the Convertible Preferred Stock made in common stock. Instead, we may elect to either make a cash payment to each holder that would otherwise be entitled to a fractional share or, in lieu of such cash payment, the number of shares of common stock to be issued to any particular holder upon conversion or in respect of dividend payments will be rounded up to the nearest whole share.

Conversion Rate Adjustment

The applicable Conversion Rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

➢	If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0 ×
  OS1

  OS0

Description of preferred stock

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the Ex-Date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS1 = the number of shares of our common stock outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this first bullet shall become effective immediately after the open of business on the Ex-Date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this first bullet is declared but not so paid or made, or any share split or combination of the type described in this first bullet is announced but the outstanding shares of our common stock are not split or combined, as the case may be, the Conversion Rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution, or not to split or combine the outstanding shares of our common stock, as the case may be, to the Conversion Rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

➢	If we distribute to all or substantially all holders of our common stock any rights, options or warrants entitling them, for a period expiring not more than 60 days immediately following the record date of such distribution, to purchase or subscribe for shares of our common stock at a price per share less than the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution, the Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×
OS0 + X

OS0 + Y

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the Ex-Date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution.

Description of preferred stock

Any increase made under this second bullet will be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the Ex-Date for such distribution. To the extent that shares of common stock are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such Ex-Date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of our common stock at less than such average of the Daily VWAP for the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution, and in determining the aggregate offering price of such shares of our common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then (i) we will not adjust the Conversion Rate pursuant to the bullet points above until the earliest of these triggering events occurs; and (ii) we will readjust the Conversion Rate to the extent any of these rights, options or warrants are not exercised before they expire.

➢	If we distribute shares of our capital stock, evidences of our indebtedness or other assets, securities or property, to all or substantially all holders of our common stock, excluding:
➢	dividends or distributions referred to in the first and second bullet points above;
➢	dividends or distributions paid exclusively in cash referred to in the fourth bullet point below; and
➢	spin-offs to which the provisions set forth in the latter portion of this bullet point shall apply,

then the Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×
SP0

SP0 - FMV

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such distribution;

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such distribution;

SP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period ending on the Trading Day immediately preceding the Ex-Date for such distribution; and

FMV = the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets, securities or property distributable with respect to each outstanding share of our common stock on the Ex-Date for such distribution.

If “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each holder of a share of Convertible Preferred Stock shall receive, at the same time

Description of preferred stock

and upon the same terms as holders of our common stock, the amount and kind of our capital stock, evidences of our indebtedness, other assets, securities or property of ours that such holder would have received as if such holder owned a number of shares of common stock equal to the Conversion Rate in effect on the Ex-Date for the distribution.

Any increase made under the portion of this third bullet point above will become effective immediately after the open of business on the Ex-Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this third bullet point where there has been a payment of a dividend or other distribution on our common stock of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the spin-off (as defined below)) on a national securities exchange, which we refer to as a “spin-off,” the Conversion Rate in effect immediately before 5:00 p.m., New York City time, on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off will be increased based on the following formula:

CR1 = CR0 ×
FMV + MP0

MP0

where,

CR0 = the Conversion Rate in effect immediately prior to the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off;

CR1 = the Conversion Rate in effect immediately after the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off;

FMV = the average of the volume-weighted average sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the 10 consecutive Trading-Day period immediately following, and including, the Ex-Date for the spin-off; and

MP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period immediately following, and including, the Ex-Date for the spin-off.

The adjustment to the Conversion Rate under the preceding paragraph will occur at the close of business on the tenth Trading Day immediately following, and including, the Ex-Date for the spin-off; provided that, for purposes of determining the Conversion Rate, in respect of any conversion during the 10 Trading Days following, and including, the effective date of any spin-off, references within the portion of this third bullet point related to “spin-offs” to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the effective date of such spin-off and the relevant conversion date.

➢	If any cash dividend or distribution is made to all or substantially all holders of our common stock, the Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×
SP0

SP0 - C

where,

CR0 = the Conversion Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution;

Description of preferred stock

CR1 = the Conversion Rate in effect immediately after the open of business on the Ex-Date for such dividend or distribution;

SP0 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period immediately preceding the Ex-Date for such dividend or distribution; and

C = the amount in cash per share of our common stock we distribute to holders of our common stock.

If “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a share of Convertible Preferred Stock shall receive, at the same time and upon the same terms as holders of our common stock, the amount of cash that such holder would have received as if such holder owned a number of shares of our common stock equal to the Conversion Rate on the Ex-Date for such cash dividend or distribution. Such increase shall become effective immediately after the open of business on the Ex-Date for such dividend or distribution. If such dividend or distribution is not so paid, the Conversion Rate shall be decreased to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

➢	If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of our common stock exceeds the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate will be increased based on the following formula:

CR1 = CR0 ×
AC + (SP1 ×OS1)

OS0 × SP1

where,

CR0 = the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1 = the Conversion Rate in effect immediately after the close of business on the last Trading Day of the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer and excluding fractional shares); and

SP1 = the average of the Daily VWAP of our common stock over the 10 consecutive Trading-Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The increase to the Conversion Rate under the preceding paragraph will occur at the close of business on the tenth Trading Day immediately following, but excluding, the date such tender or exchange offer expires; provided that, for purposes of determining the Conversion Rate, in respect of any conversion

Description of preferred stock

during the 10 Trading Days immediately following, but excluding, the date that any such tender or exchange offer expires, references within this fifth bullet point to 10 consecutive Trading Days shall be deemed replaced with such lesser number of consecutive Trading Days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date.

Notwithstanding the foregoing, if a Conversion Rate adjustment becomes effective on any Ex-Date as described above, and a holder converts its Convertible Preferred Stock on or after such Ex-Date and on or prior to the related record date would be treated as the record holder of shares of our common stock as of the related conversion date as described under “— Conversion Procedures” based on an adjusted Conversion Rate for such Ex-Date, then, notwithstanding the foregoing Conversion Rate adjustment provisions, the Conversion Rate adjustment relating to such Ex-Date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of the shares of our common stock on an un-adjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.

The “Ex-Date” is the first date on which our common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question from us or, if applicable, from the seller of our common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

We are not required to adjust the Conversion Rate for any of the transactions described in the bullet points above (other than for share splits or share combinations) if we make provision for each holder of a share of Convertible Preferred Stock to participate in the transaction, at the same time as holders of our common stock participate, without conversion, as if such holder held a number of shares of our common stock equal to the Conversion Rate in effect on the “Ex-Date” or effective date.

To the extent that we have a rights plan or agreement in effect upon conversion of the Convertible Preferred Stock, which rights plan provides for rights or warrants of the type described in this paragraph, then upon conversion of Convertible Preferred Stock the holder will receive, in addition to the common stock to which he is entitled, a corresponding number of rights in accordance with the rights plan, unless a Trigger Event has occurred and the adjustments to the Conversion Rate with respect thereto have been made in accordance with the foregoing. In lieu of any such adjustment, we may amend such applicable stockholder rights plan or agreement to provide that upon conversion of the Convertible Preferred Stock the holders will receive, in addition to the common stock issuable upon such conversion, the rights that would have attached to such common stock if the Trigger Event had not occurred under such applicable stockholder rights plan or agreement.

We will not adjust the Conversion Rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective Conversion Rate. However, we will carry forward any adjustment that is less than 1% of the Conversion Rate and and make such carryforward adjustment in any subsequent adjustment and, regardless of whether the aggregate adjustment is less than 1%, on the conversion date for any Convertible Preferred Stock. Adjustments to the Conversion Rate will be calculated to the nearest 1/10,000th of a share.

To the extent permitted by law and the continued listing requirements of NASDAQ, we may, from time to time, increase the Conversion Rate by any amount for a period of at least 20 business days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, increase the Conversion Rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

Description of preferred stock

Upon each adjustment to the Conversion Rate, a corresponding adjustment shall be made to the conversion price, calculated by dividing the liquidation preference by the adjusted Conversion Rate.

Events that Will not Result in Adjustment

The Conversion Rate will not be adjusted:

➢	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities;
➢	upon the issuance of any shares of our common stock, restricted stock or restricted stock units, nonqualified stock options, incentive stock options or any other options or rights (including stock appreciation rights) to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;
➢	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet point and outstanding as of the date the Convertible Preferred Stock was first issued;
➢	for accumulated and unpaid dividends, if any;
➢	upon the repurchase of any shares of our common stock pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer; or
➢	for a change in the par value of shares of our common stock.

Recapitalizations, Reclassifications and Changes of Our Common Stock

In the case of any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination), a consolidation, merger or combination involving us, a sale, lease or other transfer to a third party of the consolidated assets of ours and our subsidiaries substantially as an entirety, or any statutory share exchange, in each case as a result of which our common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert each share of Convertible Preferred Stock will, without the consent of any holder of Convertible Preferred Stock, be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder would have received in respect of common stock issuable upon conversion of such shares immediately prior to such transaction (the “reference property”). In the event holders of our common stock have the opportunity to elect the form of consideration to be received in such transaction the reference property into which the Convertible Preferred Stock will be convertible will be deemed to be the weighted average of the types of consideration received by holders of our common stock who affirmatively make such an election. The certificate of designation will provide that we may not become a party to any such transaction unless its terms are consistent with the foregoing.

A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each share of Convertible Preferred Stock would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets.

Description of preferred stock

Special Rights upon a Fundamental Change

We must give notice of each fundamental change (as defined below) to all record holders of the Convertible Preferred Stock, by the later of 20 business days prior to the anticipated effective date of the fundamental change and the first public disclosure by us of the anticipated fundamental change. If a holder converts its Convertible Preferred Stock at any time beginning at the opening of business on the Trading Day immediately following the effective date of such fundamental change and ending at the close of business on the 30th Trading Day immediately following such effective date, the holder will automatically receive the greater of:

➢	(i) a number of shares of our common stock, as described under “— Conversion Rights” and subject to adjustment as described under “— Conversion Rate Adjustment” (with such adjustment or cash payment for fractional shares as we may elect, as described under “— No Fractional Shares”) plus (ii) the make-whole premium, if any, described under “— Determination of the Make-Whole Premium”; and
➢	a number of shares of our common stock equal to the lesser of (i) the liquidation preference divided by the Market Value of the Common Stock on the effective date of such fundamental change and (ii) (subject to adjustment).

In addition to the number of shares of common stock issuable upon conversion of each share of Convertible Preferred Stock at the option of the holder on any conversion date during the fundamental change conversion period, each converting holder will have the right to receive an amount equal to all accrued, cumulated and unpaid dividends on such converted shares of Convertible Preferred Stock, whether or not declared prior to that date, for all prior dividend periods ending on or prior to the dividend payment date immediately preceding the conversion date (other than previously declared dividends on our Convertible Preferred Stock payable to holders of record as of a prior date), provided that we are then legally permitted to pay such dividends. The amount payable in respect of such dividends will be paid in cash, shares of common stock (or publicly traded common stock of the acquiror (as defined below), if applicable) or a combination thereof in accordance with the provisions, including the provisions setting forth the method for valuing our common stock (which shall also apply to any publicly traded common stock of the acquiror), set forth under “— Dividends.”

The foregoing provisions shall only be applicable with respect to conversions effected at any time beginning at the opening of business on the Trading Day immediately following the effective date of such fundamental change and ending at the close of business on the 30th Trading Day immediately following such effective date. In lieu of issuing the number of shares of common stock issuable upon conversion pursuant to the foregoing provisions, we may, at our option, make a cash payment equal to the Market Value for each such share of common stock otherwise issuable upon conversion or determined for the period ending on the effective date. Our notice of fundamental change will indicate if we will issue stock or pay cash upon conversion and whether accumulated and unpaid dividends will be paid in cash, shares of common stock or a combination thereof.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions) other than us or any of our subsidiaries, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction, of 50% or more of the total voting power of all classes of our voting stock;

(2) we consolidate with, or merge with or into, another person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) or any person consolidates with or merges with or into us, or we convey, transfer, lease or otherwise dispose of all or substantially all of our assets to any person (other than a direct or indirect wholly owned subsidiary of ours), other than:

Description of preferred stock

(a) any transaction pursuant to which the holders of our capital stock immediately prior to the transaction collectively have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all classes of voting stock of the continuing or surviving person immediately after the transaction; or

(b) any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

(3) the first day on which a majority of the members of our board of directors does not consist of “Continuing Directors”;

(4) we approve a plan of liquidation or dissolution; or

(5) our common stock ceases to be listed on a national or regional securities exchange or quoted on NASDAQ or an over-the-counter market in the United States.

“Continuing Directors” means (i) individuals who on the date of original issuance of the Convertible Preferred Stock constituted our board of directors or (ii) any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors then still in office (or a duly constituted committee thereof) who were either directors on the date of original issuance of the Convertible Preferred Stock or whose election or nomination for election was previously so approved.

Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act, except that a person will be deemed to own any securities that such person has a right to acquire, whether such right is exercisable immediately or only after the passage of time. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Notwithstanding the foregoing, a fundamental change will be deemed not to have occurred in the case of a merger or consolidation if (i) at least 90% of the consideration for our common stock (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a United States company traded on a national securities exchange (or which will be so traded when issued or exchanged in connection with such transaction) (“publicly traded common stock”) and (ii) as a result of such transaction or transactions the shares of Convertible Preferred Stock become convertible into such common stock.

The phrase “all or substantially all” of our assets is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer is of “all or substantially all” of our assets.

Our obligation to deliver the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

This fundamental change conversion feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change conversion feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change conversion feature is a result of negotiations between us and the underwriters.

Description of preferred stock

Determination of the Make-Whole Premium

If you elect to convert your shares of Convertible Preferred Stock upon the occurrence of a fundamental change, in certain circumstances, we will increase the Conversion Rate (the “make-whole premium”) by reference to the table below.

We must give notice to all holders and to the conversion agent no later than the date of such fundamental change. Holders may surrender their shares of Convertible Preferred Stock for conversion at the increased Conversion Rate only with respect to shares surrendered for conversion from and after the opening of business on the Trading Day immediately following the effective date of such fundamental change until the close of business on the 30th Trading Day following such effective date.

The increase in the Conversion Rate will be determined by reference to the table below, based on the date on which the fundamental change becomes effective (the “effective date”) and the stock price (as defined below). If holders of our common stock receive only cash in the transaction constituting a fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the Closing Sale Prices of our common stock on the five Trading Days prior to but not including the effective date of the transaction constituting a fundamental change.

The following table sets forth the stock price paid, or deemed paid, per share of our common stock in a transaction that constitutes the fundamental change, the effective date and the make-whole premium (expressed as the number of additional shares of common stock that will be added to the Conversion Rate) to be paid upon a conversion in connection with a fundamental change:

Stock Price(1)
Effective Date	$	$	$	$	$	$	$	$	$	$	$	$	$
December , 2009
December 15, 2010
December 15, 2011
December 15, 2012
December 15, 2013
December 15, 2014 and thereafter

(1)	The stock prices set forth in the table will be adjusted as of any date on which the Conversion Rate of the Convertible Preferred Stock is adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:
➢	whose numerator is the Conversion Rate immediately before the adjustment; and
➢	whose denominator is the adjusted Conversion Rate.

In addition, we will adjust the number of additional shares in the table at the same time, in the same manner in which, and for the same events for which, we must adjust the Conversion Rate as described under “— Conversion Rate Adjustment.”

The exact stock price and effective date may not be set forth on the table, in which case:

➢	if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365-day year;

Description of preferred stock

➢	if the stock price is in excess of $ per share (subject to adjustment in the same manner as the stock price) no make-whole premium will be paid, and
➢	if the stock price is less than or equal to $ per share (subject to adjustment in the same manner as the stock price), no make-whole premium will be paid.

Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general equitable principles of reasonableness of economic remedies.

Book-Entry, Delivery and Form

We will initially issue the Convertible Preferred Stock in the form of one or more global securities. The global securities will be deposited with, or on behalf of, the Depository and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Shares of Convertible Preferred Stock that are issued as described below under “— Certificated Convertible Preferred Stock” will be issued in definitive form. Upon the transfer of Convertible Preferred Stock in definitive form, such Convertible Preferred Stock will, unless the global securities have previously been exchanged for Convertible Preferred Stock in definitive form, be exchanged for an interest in the global securities representing the liquidation preference of Convertible Preferred Stock being transferred.

The Depositary has advised us as follows:  The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“direct participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by the Depositary, upon the deposit of the global securities with, or on behalf of, the Depositary, the Depositary will credit, on its book-entry registration and transfer system, the liquidation preference of the Convertible Preferred Stock represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriters of such Convertible Preferred Stock. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) and such participants and indirect participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

Description of preferred stock

To facilitate subsequent transfers, all Convertible Preferred Stock deposited by direct participants with the Depositary are registered in the name of its nominee. The deposit of Convertible Preferred Stock with the Depositary and its registration in the name of the Depositary’s nominee do not effect any change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Convertible Preferred Stock; the Depositary’s records reflect only the identity of the direct participants to whose accounts such Convertible Preferred Stock is credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Purchases of Convertible Preferred Stock under the Depositary system must be made by or through direct participants, which will receive a credit for the shares on the Depositary’s records. The ownership interest of each actual purchaser of each share is in turn to be recorded on the direct and indirect Participants’ records. Beneficial owners will not receive written confirmation from the Depositary of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Convertible Preferred Stock are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners.

So long as the Depositary, or its nominee, is the registered holder and owner of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and holder of the Convertible Preferred Stock evidenced by the global certificates for all purposes of such Convertible Preferred Stock and the certificate of designation. Except as set forth below, as an owner of a beneficial interest in the global certificates, you will not be entitled to have the Convertible Preferred Stock represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Convertible Preferred Stock in definitive form and will not be considered to be the owner or holder of any Convertible Preferred Stock under the global securities. We understand that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

All payments on Convertible Preferred Stock represented by the global securities registered in the name of and held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the global securities.

We expect that the Depositary or its nominee, upon receipt of any payment on the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the liquidation preference of the global securities as shown on the records of the Depositary or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interest in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Convertible Preferred Stock or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or indirect participants, or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants or indirect participants.

Description of preferred stock

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants or indirect participants of the Depositary, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the transfer agent will have any responsibility or liability for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning the Depositary and its book-entry system has been obtained from sources that we believe to reliable, but we take no responsibility for its accuracy.

Certificated Convertible Preferred Stock

Subject to certain conditions, the Convertible Preferred Stock represented by the global securities is exchangeable for certificated Convertible Preferred Stock in definitive form of like tenor as such Convertible Preferred Stock if (1) the Depositary notifies us that it is unwilling or unable to continue as Depositary for the global securities or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor is not appointed within 90 days or (2) we, in our discretion, at any time determine not to have all of the Convertible Preferred Stock represented by the global securities. Any Convertible Preferred Stock that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Convertible Preferred Stock issuable for such number of shares and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities representing the same aggregate number of shares and registered in the name of the Depositary or its nominee.

Description of capital stock

As of November 27, 2009, our authorized capital stock was 402,500,000 shares. Those shares consisted of (a) 2,500,000 shares of preferred stock, $0.001 par value, none of which were outstanding; and (b) 400,000,000 shares of common stock, $0.001 par value, of which 159,830,097 shares were issued and outstanding. In addition, as of November 27, 2009, 5,000,000 shares of common stock were authorized for issuance pursuant to our 2006 Long-Term Incentive Plan, of which 2,324,570 shares have been issued and an additional 1,500,000 shares have been reserved for issuance pursuant to outstanding stock options.

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our Memorandum of Association and Bye-Laws, which are incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended June 30, 2007, our current report on Form 8-K filed on November 15, 2007, and by the provisions of applicable law.

Common Stock

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of common stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable. Our common stock trades on the NASDAQ and on the AIM under the symbol “EXXI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is CAPITA Registrars in the United Kingdom and Continental Stock Transfer & Trust Company in the United States.

Preferred Stock

As of the date of this prospectus, we have 2,500,000 shares of authorized but unissued preferred stock that are undesignated.

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of our common stock:

➢	adopt resolutions to issue preferred stock in one or more classes or series;
➢	fix the number of shares constituting any class or series of preferred stock; and
➢	establish the rights of the holders of any class or series of preferred stock.

The rights of any class or series of preferred stock may include, among others:

➢	general or special voting rights;

Description of capital stock

➢	preferential liquidation or preemptive rights;
➢	preferential cumulative or noncumulative dividend rights;
➢	redemption or put rights; and
➢	conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock the terms of which might:

➢	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;
➢	discourage an unsolicited proposal to acquire us; or
➢	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.

Anti-Takeover Provisions of Our Memorandum of Association and Bye-Laws

The provisions of our Memorandum of Association and Bye-Laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Our memorandum of association and bye-laws authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the memorandum of association and bye-laws, such as limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bye-laws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.

These provisions of our memorandum of association and bye-laws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock. Please read “Description of Capital Stock” for additional details concerning the provisions of our memorandum of association and bye-laws.

Limitation of Liability of Directors and Officers

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted,

Description of capital stock

or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us. Additionally, we have entered into indemnification agreements with our directors and certain of our officers. These agreements provide indemnification to the maximum extent under Bermuda law and are subject to amendment only by mutual consent of the indemnified party and the Company. We believe that these contractual agreements are necessary to attract and retain qualified persons as directors and executive officers.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

Bermuda tax considerations

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the convertible preferred stock or common stock or on any payments made thereunder.

Certain United States tax considerations

The following is a summary of certain U.S. federal income tax considerations relevant to the purchase, ownership, disposition and conversion of the convertible preferred stock and the ownership and disposition of any common stock received as dividends on the convertible preferred stock or upon conversion of the convertible preferred stock. The following summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to an investor’s decision to purchase shares of convertible preferred stock, nor any tax consequences arising under the laws of any state, locality or foreign jurisdiction. This summary also does not address tax consequences that may be applicable to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other pass-through entities or holders of interests therein, persons that at own (actually or constructively, including by reason of owning convertible preferred stock) 10% or more of the total combined voting power or value of our stock, dealers in securities or commodities, regulated investment companies, persons liable for the alternative minimum tax, U.S. expatriates and former long-term U.S. residents, U.S. holders whose functional currency is not the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold our convertible preferred stock or common stock as a position in a hedging transaction, “straddle”, “conversion transaction” or other risk reduction transaction, or persons deemed to sell convertible preferred stock under the constructive sale provisions of the Code. This summary is limited to taxpayers who will hold our convertible preferred stock and any common stock received in respect thereof as “capital assets” (generally, property held for investment). Other than as addressed under the heading “Consequences to non-U.S. holders of convertible preferred stock or common stock,” this summary has limited applicability to non-U.S. holders.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our convertible preferred stock or common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership considering the purchase of our convertible preferred stock, you should consult your tax adviser.

Each potential investor should consult with its own tax adviser as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership, conversion and disposition of our convertible preferred stock and common stock.

Consequences to U.S. Holders of Convertible Preferred Stock or Common Stock

The discussion in this section is addressed to a holder of our convertible preferred stock and common stock received in respect thereof that is a U.S. holder for federal income tax purposes. You are a U.S. holder if you are a beneficial owner of convertible preferred stock or common stock and you are, for U.S. federal income tax purposes:

➢	an individual citizen or resident of the United States;

Certain United States tax considerations

➢	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
➢	an estate whose income is subject to U.S. federal income tax regardless of its source; or
➢	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (ii) certain circumstances apply and the trust has validly elected to be treated as a United States person.

Dividends

Distributions with respect to our convertible preferred stock and our common stock (other than certain stock distributions on our common stock) will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of distributions with respect to our convertible preferred stock or common stock exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of a U.S. holder’s adjusted tax basis in such convertible preferred stock or common stock, as the case may be, and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions and assuming our common stock continues to be readily tradable on a national securities market, under current law, distributions on our common stock constituting dividends received by non-corporate holders prior to January 1, 2011 generally are subject to the long term capital gain tax rate (currently at a maximum rate of 15%), but absent legislation will become subject to ordinary income tax rates beginning January 1, 2011 (currently scheduled to have a maximum rate of 39.6%). Distributions on our convertible preferred stock constituting dividends are not eligible for the preferred capital gains tax rate and are subject to tax at ordinary income rates (currently at a maximum rate of 35%, but scheduled to increase to a maximum rate of 39.6% for tax periods beginning January 1, 2011). Distributions on our convertible preferred stock and common stock constituting dividend income paid to holders that are U.S. corporations generally will not qualify for the dividends received deduction (and additional limitations may apply to those shareholders entitled to such dividends received deduction). A U.S. holder should consult its own tax adviser regarding the availability of the 15% dividend tax rate or the dividends received deduction, as applicable, in the light of its particular circumstances.

Common Stock Distributions on the Convertible Preferred Stock

If the Company pays a distribution on the convertible preferred stock in the form of common stock, such distribution will be taxable for U.S. federal income tax purposes in the same manner as distributions described above under “— Dividends.” The amount of such distribution will equal the fair market value on the distribution date of the common stock distributed to a holder on that date. A holder’s tax basis in such common stock will equal the fair market value of such common stock on the distribution date, and such holder’s holding period for such common stock will begin on the day following the distribution date.

Sale or Other Disposition

A. U.S. holder will generally recognize capital gain or loss on a sale or exchange of our convertible preferred stock or common stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to declared and unpaid dividends, which will be taxable as described above to U.S. holders of record who have not previously included such dividends in income) and the holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the shares sold or exchanged is more

Certain United States tax considerations

than one year. Long-term capital gains of non-corporate taxpayers currently are taxed at a maximum 15% rate (but that rate is scheduled to increase beginning January 1, 2011). The deductibility of capital losses is subject to limitations.

If, following a fundamental change, a U.S. holder of the convertible preferred stock exercises the option described in “Description of Preferred Stock — Special Rights Upon a Fundamental Change” and we elect to satisfy the exercise by a payment in cash, the transaction will generally be treated as a redemption for U.S. federal income tax purposes. In the case of a redemption of our convertible preferred stock for cash, a redeemed U.S. holder will generally recognize capital gain or loss if the redemption meets at least one of the following requirements, as determined for federal income tax purposes: (i) the redemption is “not essentially equivalent to a dividend,” (ii) the redemption results in a “complete termination” of the holder’s interest in our stock (preferred and common), or (iii) the redemption is “substantially disproportionate” with respect to the holder of convertible preferred stock. If the redemption satisfies any of these requirements, the redemption will be treated as a sale or exchange of the convertible preferred stock and such holder will recognize capital gain or loss (as described in the preceding paragraph). If the redemption does not satisfy any of these requirements, the holder will be treated as having received a distribution on such stock (in an amount that generally will be equal to the amount of cash received in the redemption) with the general consequences described in “— Dividends” above. In such case, the holder’s tax basis in the convertible preferred stock that is redeemed would be allocated to the holder’s remaining stock, if any, or possibly to stock owned by him constructively if the holder of convertible preferred stock does not continue to own, directly, any of our stock.

Conversion of Convertible Preferred Stock into Common Stock

As a general rule, a U.S. holder will not recognize any gain or loss in respect of the receipt of common stock upon the conversion of our convertible preferred stock other than with respect to any cash received in lieu of a fractional share of common stock. Except to the extent of common stock treated for federal income tax purposes as received in respect of any dividends in arrears, the adjusted tax basis of common stock received on conversion will equal the adjusted tax basis of the convertible preferred stock converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of common stock exchanged for cash, as described below), and the holding period of such common stock received on conversion will generally include the period during which the convertible preferred stock was held prior to conversion. A U.S. holder of convertible preferred stock may recognize dividend income to the extent there are dividends in arrears on such convertible preferred stock at the time of conversion into common stock even though no common stock is actually issued in respect of such arrearage.

Cash received in lieu of a fractional share of common stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

If a U.S. holder exercises its right to convert the convertible preferred stock into shares of common stock after a Record Date but before the Dividend Payment Date, then upon conversion, the U.S. holder generally will be required to pay to us in cash an amount equal to the dividend payable on such shares on that Dividend Payment Date. In this case, the U.S. holder will be entitled to receive the dividend payment on the corresponding Dividend Payment Date. A U.S. holder should consult its own tax advisor with respect to the treatment of such cash payment and the subsequent receipt of such dividend payment.

Adjustment of Conversion Price

The conversion price of the convertible preferred stock is subject to adjustment under certain circumstances. Treasury Regulations promulgated under Section 305 of the Code would treat a U.S. holder of our convertible preferred stock as having received a constructive distribution includable in such U.S. holder’s income in the manner described under “— Dividends,” above, if and to the extent that

Certain United States tax considerations

certain adjustments in the conversion price increase the proportionate interest of the U.S. holder in our earnings and profits. For example, a decrease in the conversion price to reflect a taxable dividend to holders of common stock will generally give rise to a deemed taxable dividend to the holders of convertible preferred stock to the extent of an allocable portion of our current and accumulated earnings and profits. In addition, an adjustment to the conversion price of our convertible preferred stock or a failure to make such an adjustment could potentially give rise to constructive distributions to U.S. holders of our common stock. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the U.S. holders of the convertible preferred stock, however, generally will not be considered to result in a constructive dividend distribution.

Information Reporting and Backup Withholding on U.S. Holders

Certain U.S. holders will be subject to information reporting with respect to the payment of dividends on our convertible preferred stock or common stock and the payment of proceeds of the sale of our convertible preferred stock, and backup withholding may apply unless the U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the holder to a refund, provided that the holder provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a holder who is required to furnish information but does not do so in the proper manner. Holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Consequences to Non-U.S. Holders of Convertible Preferred Stock or Common Stock

The discussion in this section is addressed to potential holders of our convertible preferred stock and common stock received in respect thereof that are non-U.S. holders. You are a non-U.S. holder if you are a beneficial owner of convertible preferred stock or common stock received in respect thereof and you are not a U.S. holder or an entity treated as a partnership for U.S. federal tax purposes.

Subject to certain exceptions, a non-U.S. holder will be subject to U.S. federal income tax on dividend distributions with respect to, and gain realized from the sale or exchange of, convertible preferred stock or common stock received in respect thereof only if such dividends or gains are effectively connected with the conduct by such non-U.S. holder of a trade or business within the United States. If you are a non-U.S. holder, you should consult your tax adviser about the tax consequences of buying, owning, and selling the convertible preferred stock or common stock received in respect thereof that are applicable to your particular circumstances before investing in the convertible preferred stock.

Underwriting

We are offering the shares of our convertible preferred stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC and Credit Suisse Securities (USA) LLC are the joint book-running managers of this offering. Subject to the terms and conditions of an underwriting agreement, which we will file as an exhibit to Form 8-K following the pricing of this offering, each of the underwriters has severally agreed to purchase the number of shares of convertible preferred stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Credit Suisse Securities (USA) LLC
Total	750,000

The underwriting agreement provides that the underwriters’ obligation to purchase our convertible preferred stock depends on a number of conditions contained in the underwriting agreement and that they must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The conditions contained in the underwriting agreement include, but are not limited to, the condition that all the representations and warranties made by us and our affiliates to the underwriters are true, that there has been no material adverse change in our condition and that we deliver to the underwriters customary closing documents.

We have been advised by the representatives that the underwriters intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Over-Allotment Option

We have granted the underwriters an option to buy up to an aggregate of 75,000 additional shares of our convertible preferred stock, at the offering price to the public less the underwriting discount set forth on the cover page of this prospectus supplement, exercisable to cover over-allotments. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above, and we will be obligated, pursuant to the option to sell these shares to the underwriters.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers (who may include the underwriters) may be sold at a discount of up to $       per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to 75,000 additional shares.

Underwriting

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering and the concurrent common stock offering payable by us, not including the underwriting discounts and commissions, will be approximately $1.0 million.

No Sales of Similar Securities

We, our executive officers and our directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our convertible preferred stock or securities convertible into or exchangeable or exercisable for our convertible preferred stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, the representatives may, in their sole discretion, release some or all of the securities from these lock-up agreements. The restrictions described in this paragraph do not apply to the (i) issuance and sale of convertible preferred stock by us to the underwriters pursuant to the underwriting agreement, (ii) issuance and sale of the common stock by us to the underwriters in the common stock offering, (iii) issuances of common stock upon the conversion of the convertible preferred stock or the exercise of options or warrants as disclosed in, or incorporated by reference to, this prospectus supplement and (iv) issuance of employee stock options not exercisable during the lock-up period pursuant to stock option plans as disclosed in, or incorporated by reference to, this prospectus supplement.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

Market Listing

Our common stock is listed on the NASDAQ and on the AIM under the trading symbol “EXXI.” The convertible preferred stock will not be listed on a public stock exchange and will trade OTC.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our convertible preferred stock, including:

➢	stabilizing transactions;
➢	short sales;
➢	purchases to cover positions created by short sales;
➢	imposition of penalty bids; and
➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our convertible preferred stock while this offering is in progress. These transactions may also include executing short sales of our convertible preferred stock or our common stock, which involve the sale by the underwriters of a greater number of shares of our convertible preferred stock or our common stock than they are required to purchase in this offering, and purchasing

Underwriting

shares of our convertible preferred stock or our common stock on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the convertible preferred stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our convertible preferred stock or our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ, in the over-the-counter market or otherwise.

Affiliations

Certain of the underwriters and their affiliates may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business. Affiliates of UBS Securities LLC, Credit Suisse Securities (USA) LLC, Natixis Bleichroeder LLC, TD Securities (USA) LLC, Capital One South Coast, Inc and Scotia Capital (USA) Inc. are lenders and agents under our revolving credit facility.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum commission or discount to be received by any FINRA member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933.

Notice to investors

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of our securities which are the subject of the offering contemplated by this offering memorandum may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our securities;
(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase or subscribe for our securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this offering memorandum.

United Kingdom

This offering memorandum is only being distributed to and is only directed at (1) persons who are outside the United Kingdom, (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or Order; or (3) high net worth companies, and other persons to who it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such person together being referred to as “relevant persons.” The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this offering memorandum or any of its contents.

Switzerland

Our securities may not and will not be publicly offered, distributed or re-distributed in or from Switzerland, and neither this offering memorandum nor any other solicitation for investments in our securities may be communicated or distributed in Switzerland in any way that could constitute a public

Notice to investors

offering within the meaning of articles 652a or 1156 of the Swiss Federal Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This offering memorandum may not be copied, reproduced, distributed or passed on to others without the underwriters’ and agents’ prior written consent. This offering memorandum is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our securities on any Swiss stock exchange or other Swiss regulated market and this offering memorandum may not comply with the information required under the relevant listing rules. The securities have not been and will not be approved by any Swiss regulatory authority. The securities have not been and will not be registered with or supervised by the Swiss Federal Banking Commission, and have not been and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our securities.

Hong Kong

Our securities may not be offered or sold in Hong Kong, by means of this offering memorandum or any document other than to persons whose ordinary business is to buy or sell shares, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong). No advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

Notice to investors

Japan

Our securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

This offering memorandum is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia) in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in section 761G of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” as defined in section 761G of the Corporations Act 2001 (Australia) and as such no product disclosure statement in relation to the securities has been prepared.

This offering memorandum does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our securities, you represent and warrant to us that you are a wholesale client. If any recipient is not a wholesale client, no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than a wholesale client.

Legal matters

Certain legal matters in connection with the convertible preferred stock offered hereby will be passed upon by Vinson & Elkins L.L.P., Houston, Texas and Appleby, Bermuda, for the Company and by Baker Botts L.L.P., Houston, Texas and Conyers, Dill & Pearman, Bermuda, for the underwriters.

Experts

The consolidated financial statements of Energy XXI (Bermuda) Limited as of June 30, 2009 and 2008, and for each of the three fiscal years in the period ended June 30, 2009 incorporated herein by reference, and the effectiveness of Energy XXI (Bermuda) Limited’s internal control over financial reporting as of June 30, 2009 have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their reports thereon and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc., an indirect wholly owned subsidiary of Energy XXI (Bermuda) Limited, from MitEnergy Upstream, LLC for each of the fiscal twelve month periods in the three-year period ended June 30, 2009, included in this prospectus supplement have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report thereon and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The information included in or incorporated by reference into this prospectus supplement regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value is based, in part, on estimates of our proved reserves and present values of proved reserves as of June 30, 2009 and prepared by or derived from estimates prepared by Netherland Sewell & Associates, Inc., an independent petroleum engineering consultant. These estimates are aggregated and the sums are included in or incorporated by reference into this prospectus supplement in reliance upon the authority of the firms as experts in these matters.

Index to financial statements

Energy XXI (Bermuda) Limited
Unaudited Pro Forma Consolidated Financial Statements:

Introduction	F-1
Pro Forma Consolidated Balance Sheet September 30, 2009 (Unaudited)	F-2
Pro Forma Consolidated Statement of Operations Three Months Ended September 30, 2009 (Unaudited)	F-4
Pro Forma Consolidated Statement of Operations Year Ended June 30, 2009 (Unaudited)	F-6
Pro Forma Reserve Information Year Ended June 30, 2009 (Unaudited)	F-8

MitEnergy Upstream, LLC Financial Statements

Energy XXI (Bermuda) Limited

INTRODUCTION

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The Company executed a Purchase and Sale Agreement (PSA) with MitEnergy Upstream LLC on November 20, 2009 to acquire (the “MitEnergy Acquisition”) certain crude oil and natural gas properties located in the Gulf of Mexico (the “MitEnergy Properties”) and expects to finance the transaction through an offering of $222.3 million of common stock and $75 million of convertible preferred stock (the “Equity Offerings”). In addition, on November 12, 2009, the Company closed an exchange offer and private placement where it, (1) issued $278 million of 16% Second Lien Notes in exchange for $347.5 million of its 10% Senior Notes, (2) issued $60 million of 16% Second Lien Notes and 13.2 million shares of restricted common stock for $60 million in cash, (3) reduced the borrowing base under its revolving credit facility from $240 million to $199 million and, (4) retired $126 million of 10% Senior Notes that had previously been purchased by the Company (such transactions collectively referred to as the “Exchange Offer and Private Placement”).

The pro forma consolidated balance sheet information at September 30, 2009 has been prepared to reflect the MitEnergy Acquisition, the Equity Offerings and, the Exchange Offer and Private Placement as if such transactions occurred on September 30, 2009.

The pro forma consolidated statements of operations for the three months ended September 30, 2009 and the year ended June 30, 2009 have been prepared to reflect the MitEnergy Acquisition, the Equity Offerings and the Exchange Offer and Private Placement as if such transactions had occurred on July 1, 2009 and 2008, respectively.

These unaudited pro forma consolidated financial statements have been prepared for comparative purposes only and may not be indicative of the results that would have occurred if the Company had completed the transactions at an earlier date or the results that will be attained in the future. These pro forma consolidated financial statements should be read in conjunction with audited June 30, 2009 and unaudited September 30, 2009 consolidated financial statements of the Company.

Energy XXI (Bermuda) Limited

PRO FORMA CONSOLIDATED BALANCE SHEET
September 30, 2009
(Unaudited)

Basis of Presentation

The pro forma consolidated balance sheet at September 30, 2009 has been prepared to reflect the MitEnergy Acquisition, the Equity Offerings and the Exchange Offer and Private Placement, as if such transactions had occurred on September 30, 2009.

	Energy XXI Historical September 30, 2009	Exchange Offer/Private Placement		As Adjusted September 30, 2009	Pro Forma Adjustments				Energy XXI Pro Forma September 30, 2009
					Equity Offering		MitEnergy Acq.
	(In Thousands Except Share Data)
Cash	$107,301	$60,000	(2)	$120,672	$208,629	(7)	$(263,000	)(9)	$139,051
		(41,000	)(3)		72,750	(8)
		(2,816	)(4)
		(608	)(5)
		(2,205	)(6)
Other current assets	152,570			152,570					152,570
Property, plant and equipment, net	1,048,930			1,048,930			263,000	(9)	1,358,836
		(2,260	)(4)				46,906	(10)
		409	(5)
Non current assets	14,956	2,205	(6)	15,310					15,310
Total assets	$1,323,757	$13,725		$1,337,482	$281,379		$46,906		$1,665,767
Current liabilities	$239,396			$239,396			$23,782	(10)	$263,178
Long-term debt – Revolver	231,800	(41,000	)(3)	190,800					190,800
Capital lease obligations	300	—		300	—		—		300
16% Second Lien	—	347,500	(1)	387,907					387,907
		40,407	(2)
10% Senior Notes	624,000	(347,500	)(1)	276,500					276,500
Asset retirement obligation	66,803			66,803			23,124	(10)	89,927
Other non current liabilities	59,017	(27,649	)(3)	31,368					31,368
Preferred stock				—	8	(8)			8
Common stock – $.001 par value	146	13	(2)	159	91	(7)			250
Additional paid in capital	604,141	19,580	(2)	623,522	208,539	(7)			904,803
		(199	)(5)		72,742	(8)
Accumulated deficit	(528,167)	27,649	(3)	(505,594)					(505,594)
		(5,076	)(4)
Accumulated other comprehensive income, net of income tax	26,321			26,321					26,321
Total equity	102,441	41,967		144,408	281,379		—		425,787
Total liabilities and equity	$1,323,757	$13,725		$1,337,482	$281,379		$46,906		$1,665,767
Common shares issued and outstanding	146,605,377	13,224,720	(2)	159,830,097	90,000,000	(7)	—		249,830,097

(1)	To record the exchange of $278 million aggregate principal amount of new 16% Second Lien Notes for $347.5 million in 10% Senior Notes. For accounting purposes, the 16% Second Lien Notes are

Energy XXI (Bermuda) Limited

recorded at the carrying value of the 10% Senior Notes with the difference between the face value of $278 million and the recorded value of $347.5 million ($69.5 million) amortized as a reduction of interest expense over the life of the 16% Second Lien Notes.
(2)	To record the issuance of $60 million in 16% Second Lien Notes and 13.2 million shares of common stock for $60 million cash. The value allocated to the common stock was based on the relative fair values of the common stock (using a $2.20 price per share) and the 16% Second Lien Notes. The discount on the 16% Second Lien Notes ($19.6 million) will be amortized as an increase in interest expense over the life of the 16% Second Lien Notes.
(3)	To reflect the payment of $41 million to reduce the amounts outstanding under the revolving credit facility and recognize the deferred gain of $27.6 million on the $126 million face value of 10% Senior Notes repurchased by the Company.
(4)	To write-off debt issue costs related to the reduction in the revolving credit facility ($470,000), debt issue costs associated with the retirement of the $126 million in 10% Senior Notes ($1.79 million) and cash fees related to the 16% Second Lien Notes ($2.816 million).
(5)	To capitalize fees associated with the $60 million in 16% Second Lien Notes ($409,000) and treat costs associated with the newly issued common shares ($199,000) as a reduction of additional-paid-in-capital.
(6)	To capitalize fees associated with the amended revolving credit facility (1% of $199 million plus other misc. costs).
(7)	To reflect $222.3 million equity offering (90 million shares at $2.47 per share, the closing price on November 27, 2009) less underwriter fees and expenses of the offering. If the offering price per share were $2.20, $2.30, $2.60 or $2.70, the net proceeds would be $185.6 million, $194.1 million, $219.7 million or $228.2 million, respectively.
(8)	To reflect $75 million in convertible preferred stock less underwriter fees and expenses of the offering.
(9)	To record the estimated cash purchase price of the MitEnergy Properties ($283 million contract price less an estimated $20 million in net cash flow from the effective date to the closing date). Approximately $42 million of this amount will be allocated to unevaluated property costs.
(10)	To record the estimated asset retirement obligations related to the MitEnergy Properties.

Energy XXI (Bermuda) Limited

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Three Months Ended September 30, 2009
(Unaudited)

Basis of Presentation

The pro forma consolidated statement of operations for the three months ended September 30, 2009 has been prepared to reflect the MitEnergy Acquisition, the Equity Offerings and, the Exchange Offer and Private Placement, as if such transactions occurred on July 1, 2009. Non-recurring expenses have been omitted.

	Energy XXI Historical Three Months Ended September 30, 2009	Exchange Offer/Private Placement		As Adjusted Three Months Ended September 30, 2009	Pro Forma Adjustments				Energy XXI Pro Forma Three Months Ended September 30, 2009
					Equity Offering		MitEnergy Acq.
	(In Thousands Except Share Data)
Crude oil sales	$66,293			$66,293			$29,413	(5)	$95,706
Natural gas sales	18,614			18,614			1,719	(5)	20,333
Total revenues	84,907	—		84,907	—		31,132		116,039
Lease operating expenses	26,700			26,700			6,735	(5)	35,935
							2,500	(7)
Depreciation, depletion and amortization	35,351			35,351			6,291	(6)	41,642
Accretion of asset retirement obligations	5,146			5,146			2,672	(8)	7,818
General and administrative expenses	8,066			8,066					8,066
Loss (gain) on derivative financial instruments	(6,279)			(6,279)					(6,279)
Total costs and expenses	68,984	—		68,984	—		18,198		87,182
Operating income (loss)	15,923	—		15,923	—		12,934		28,857
Other income (expense)
Interest income	1,986			1,986					1,986
		(2,433	)(1)
		2,899	(2)
Interest expense	(20,962)	(2,041	)(3)	(22,537)					(22,537)
Total other income (expense)	(18,976)	(1,575)		(20,551)	—		—		(20,551)
Income (loss) before taxes	(3,053)	(1,575)		(4,628)	—		12,934		8,306
Income tax expense (benefit)	9,247	—		9,247	—		—		9,247
Net income (loss)	(12,300)	(1,575)		(13,875)	—		12,934		(941)
Dividends on preferred stock	—	—		—	1,453	(4)	—		1,453
Net income attributable to common shareholders	$(12,300)	$(1,575)		$(13,875)	$(1,453)		$12,934		$(2,394)
Earnings per share – primary(9)	$(0.08)								$(0.01)
Earnings per share – fully diluted(9)	$(0.08)								$(0.01)

(1)	To adjust interest expense to reflect 16% interest on $278 million of Second Lien Notes ($11.1 million) and reduce interest expense on $347.5 million of exchanged 10% Senior Notes ($8.7 million).

Energy XXI (Bermuda) Limited

(2)	To adjust interest expense for the reduction in debt issue cost related to the revolving credit facility ($74,167), the reduction of debt issue costs related to the retirement of $126 million in 10% Senior Notes ($124,909), an increase in debt issue costs related to the $60 million private placement of 16% Second Lien Notes ($22,309), the amortization of original issue discount of $19.6 million related to the $60 million private placement of 16% Second Lien Notes ($1,068,709) and a reduction of interest expense for the difference between the $278 million face amount of the Second Lien Notes exchanged for $347.5 million of 10% Senior Notes that were recorded at the carrying value of the 10% Senior Notes for accounting purposes ($3,790,909). The pro forma consolidated statement of operations excludes $5.1 million of non-recurring expenses associated with the write-off of debt issue costs related to the exchange offer, reduction in the revolving credit facility and retirement of $126 million in 10% Senior Notes. The pro forma consolidated statement of operations also excludes $29.5 million related to the deferred gain at June 30, 2009 on the $126 million in Senior Notes that had been repurchased by the Company. The unamortized portion of this gain was recognized by the Company when the $126 million of Senior Notes were retired in November 2009.
(3)	To reflect interest expense on $60 million in 16% Second Lien Notes issued in the private placement ($2.4 million) less a reduction in interest expense under the revolving credit facility due to the repayment of $41 million ($358,750).
(4)	To reflect dividends on $75 million in convertible preferred stock assuming an annual dividend rate of 7.75%. A .5% increase or decrease in the dividend rate on the convertible preferred stock would impact the quarterly dividend by $93,750.
(5)	To reflect the MitEnergy Properties’ historical revenue and direct operating expenses for the three months ended September 30, 2009.
(6)	To reflect additional depreciation, depletion and amortization associated with historical MitEnergy Properties.
(7)	To reflect estimated additional wind storm insurance premiums of $10 million annually ($2.5 million per quarter) related to the MitEnergy Properties.
(8)	To reflect additional accretion of the asset retirement obligation related to the MitEnergy Properties for the three months ended September 30, 2009.
(9)	The pro forma basic weighted average shares of stock outstanding for the three months ended September 30, 2009 were 249.3 million. Common stock equivalents of 0.8 million were excluded from the fully diluted EPS calculation as their impact would be anti-dilutive.

Energy XXI (Bermuda) Limited

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended June 30, 2009
(Unaudited)

Basis of Presentation

The pro forma consolidated statement of operations for the year ended June 30, 2009 has been prepared to reflect the MitEnergy Acquisition, the Equity Offerings and, the Exchange Offer and Private Placement, as if such transactions occurred on July 1, 2008. Non-recurring expenses have been omitted.

	Energy XXI Historical Year Ended June 30, 2009	Exchange Offer /Private Placement		As Adjusted Year Ended June 30, 2009	Pro Forma Adjustments				Energy XXI Pro Forma Year Ended June 30, 2009
					Equity Offering		MitEnergy Acq.
	(In Thousands Except Share Data)
Crude oil sales	$292,763			$292,763			$142,629	(5)	$435,392
Natural gas sales	141,067			141,067			19,242	(5)	160,309
Total revenues	433,830	—		433,830	—		161,871		595,701
Lease operating expenses	127,600			127,600			71,062	(5)	208,662
							10,000	(7)
Impairment of oil and gas properties	576,996			576,996					576,996
Depreciation, depletion and amortization	217,207			217,207			23,497	(6)	240,704
Accretion of asset retirement obligation	14,635			14,635			8,396	(8)	23,031
General and administrative expenses	24,756			24,756					24,756
Loss (gain) on derivative financial instruments	(10,147)			(10,147)					(10,147)
Total costs and expenses	951,047	—		951,047	—		112,955		1,064,002
Operating income (loss)	(517,217)	—		(517,217)	—		48,916		(468,301)
Other income (expense)
Interest income	7,498			7,498					7,498
		(9,730	)(1)
		11,596	(2)
Interest expense	(84,249)	(8,165	)(3)	(90,548)					(90,548)
Total other income (expense)	(76,751)	(6,299)		(83,050)	—		—		(83,050)
Income (loss) before income taxes	(593,968)	(6,299)		(600,267)	—		48,916		(551,351)
Income tax expense (benefit)	(22,339)	—		(22,339)	—		—		(22,339)
Net income (loss)	(571,629)	(6,299)		(577,928)	—		48,916		(529,012)
Dividends on preferred stock	—	—		—	5,813	(4)	—		5,813
Net loss attributable to common shareholders	$(571,629)	$(6,299)		$(577,928)	$(5,813)		$48,916		$(534,825)
Earnings per share – primary(9)	$(3.95)								$(2.16)
Earnings per share – fully diluted(9)	$(3.95)								$(2.16)

Energy XXI (Bermuda) Limited

(1)	To adjust interest expense to reflect 16% interest on $278 million of Second Lien Notes ($44.5 million) and reduce interest expense on $347.5 million of exchanged 10% Senior Notes ($34.8 million).
(2)	To adjust interest expense for the reduction in debt issue cost related to the revolving credit facility ($296,669), the reduction of debt issue costs related to the retirement of $126 million in 10% Senior Notes ($499,636), an increase in debt issue costs related to the $60 million private placement of 16% Second Lien Notes ($89,236), amortization of original issue discount of $19.6 million related to the $60 million private placement of 16% Second Lien Notes ($4,274,836) and a reduction of interest expense for the difference between the $278 million face amount of the Second Lien Notes exchanged for $347.5 million of 10% Senior Notes that were recorded at the carrying value of the 10% Senior Notes for accounting purposes ($15,163,636). The pro forma consolidated statement of operations excludes $5.1 million of non-recurring expenses associated with the write-off of debt issue costs related to the exchange offer, reduction in the revolving credit facility and retirement of $126 million in 10% Senior Notes. The pro forma consolidated statement of operations also excludes a portion of the gain on the $126 million in Senior Notes that were repurchased by the Company during the twelve months ended June 30, 2009. The unamortized portion of this gain was recognized by the Company when the $126 million of Senior Notes were retired by the Company in November 2009.
(3)	To reflect interest expense on $60 million in 16% Second Lien Notes issued in the private placement ($9.6 million) less a reduction in interest expense under the revolving credit facility due to the repayment of $41 million ($1,435,000).
(4)	To reflect 7.75% annual dividends on $75 million in convertible preferred stock. A .5% increase or decrease in the dividend rate on the convertible preferred stock would impact the annual dividend by $375,000.
(5)	To reflect the MitEnergy Properties’ historical revenue and direct operating expenses for the year ended June 30, 2009.
(6)	To reflect additional depreciation, depletion and amortization associated with historical MitEnergy Properties.
(7)	To reflect estimated additional wind storm insurance premiums of $10 million annually related to the MitEnergy Properties assets.
(8)	To reflect additional accretion of the asset retirement obligation related to the MitEnergy Properties for the year ended June 30, 2009.
(9)	The pro forma basic and diluted weighted average shares of stock outstanding for the year ended June 30, 2009 were 247.8 million. Common stock equivalents of .9 million were excluded from the fully diluted EPS calculation as their impact would be anti-dilutive.

Energy XXI (Bermuda) Limited

PRO FORMA RESERVE INFORMATION
Year Ended June 30, 2009

Estimated Net Quantities of Oil and Natural Gas Reserves

The following pro forma estimates of net proved oil and gas reserves, located entirely within the United States of America, reflect the acquisition of the MitEnergy Properties as if the acquisition had occurred on July 1, 2008. These estimates are based on evaluations prepared by the Company and third-party engineers. Netherland, Sewell & Associates, Inc. evaluated a portion of the Company’s June 30, 2009 economic data bases (86% of our proved reserves on a valuation basis) which were used by the Company in the construction of the June 30, 2009 pro forma reserve disclosures. The Company performed the evaluation of the MitEnergy Properties reserve estimates. Reserves were estimated in accordance with guidelines established by the SEC and FASB which require that reserve estimates be prepared under existing economic and operating conditions. Reserve estimates are inherently imprecise and accordingly, reserve estimates are expected to change as additional performance data becomes available.

Estimated quantities of proved domestic oil and gas reserves and changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”), million cubic feet (“MMcf”) and thousand barrels of oil equivalent (“MBOE”) were as follows:

	Energy EXXI	MitEnergy Acq.	Energy XXI Pro Forma
Proved crude oil reserves at June 30, 2008	29,965	15,452	45,417
Production	(4,146)	(2,140)	(6,286)
Extensions and discoveries	971	4	975
Revisions of previous estimates	4,147	4,346	8,493
Sales of reserves in place	(64)	—	(64)
Proved crude oil reserves at June 30, 2009	30,873	17,662	48,535
Proved natural gas reserves at June 30, 2008	129,198	32,921	162,119
Production	(17,472)	(2,675)	(20,147)
Extensions and discoveries	32,383	34	32,417
Revisions of previous estimates	(10,447)	1,530	(8,917)
Sales of reserves in place	(247)	—	(247)
Proved natural gas reserves at June 30, 2009	133,415	31,810	165,225
Proved MBOE reserves at June 30, 2008	51,498	20,938	72,436
Production	(7,058)	(2,586)	(9,644)
Extensions and discoveries	6,368	10	6,378
Revisions of previous estimates	2,406	4,601	7,007
Sales of reserves in place	(105)	—	(105)
Proved MBOE reserves at June 30, 2009	53,109	22,963	76,072
Proved MBOE developed reserves:
June 30, 2008	32,792	15,303	48,095
June 30, 2009	33,922	21,252	55,174

Energy XXI (Bermuda) Limited

Discounted Future Net Cash Flows

A summary of the discounted future net cash flows relating to proved crude oil and natural gas reserves is shown below. Future net cash flows are computed using year-end commodity prices and costs that relate to the Properties’ existing proved crude oil and natural gas reserves.

The discounted future net cash flows related to proved oil and gas reserves as of June 30, 2009 are as follows (in thousands):

	Energy EXXI	MitEnergy Acq.	Energy XXI Pro Forma
Future cash inflows	$2,608,640	$1,334,975	$3,943,615
Less related future
Production costs	688,706	324,243	1,012,949
Development costs	522,193	169,657	691,850
Income taxes	71,876	200,907	272,783
Future net cash flows	1,325,865	640,168	1,966,033
Ten percent annual discount for estimated timing of cash flows	320,589	181,200	501,789
Standardized measure of discounted future net cash flows	$1,005,276	$458,968	$1,464,244

Changes in Discounted Future Net Cash Flows

A summary of the changes in the discounted future net cash flows applicable to proved crude oil and natural gas reserves for the year ended June 30, 2009 follows (in thousands):

	Energy EXXI	MitEnergy Acq.	Energy XXI Pro Forma
Beginning of period	$2,509,699	$1,044,169	$3,553,868
Revisions of previous estimates
Changes in prices and costs	(2,200,286)	(1,107,941)	(3,308,227)
Changes in quantities	183,783	395,628	579,411
Additions to proved reserves resulting from extensions, discoveries and improved recovery, less related costs	99,024	315	99,339
Sales of reserves in place	(5,603)	—	(5,603)
Accretion of discount	330,143	151,043	481,186
Sales, net of production costs	(306,230)	(90,809)	(397,039)
Net change in income taxes	737,233	323,257	1,060,490
Changes in rate of production and other	(342,487)	(256,694)	(599,181)
Net change	(1,504,423)	(585,201)	(2,089,624)
End of period	$1,005,276	$458,968	$1,464,244

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
OF THE OIL AND GAS PROPERTIES PURCHASED BY
ENERGY XXI, INC. FROM MITENERGY UPSTREAM, LLC
FOR THE TWELVE MONTHS ENDED JUNE 30, 2009, 2008 AND 2007
AND THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

Report of independent registered public accounting firm

To the Board of Directors of Energy XXI (Bermuda) Limited:

We have audited the accompanying statements of revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc., an indirect wholly owned subsidiary of Energy XXI (Bermuda) Limited, from MitEnergy Upstream, LLC (the “Company”) for each of the fiscal twelve month periods in the three-year period ended June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting of the oil and gas properties purchased by Energy XXI, Inc. from MitEnergy Upstream, LLC. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Energy XXI (Bermuda) Limited’s Form 8-K and is not intended to be a complete financial presentation of the properties described above.

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc. from MitEnergy Upstream, LLC for each of the fiscal twelve month periods in the three-year period ended June 30, 2009, in conformity with accounting principles generally accepted in the United States.

/s/ UHY LLP

Houston, Texas
November 25, 2009

Statements of revenues and direct operating expenses
of the oil and gas properties purchased by Energy XXI, Inc. from MitEnergy Upstream, LLC

(In Thousands)

	Three Months Ended September 30,		Twelve Months Ended June 30,
	2009	2008	2009	2008	2007
	(Unaudited)
Revenues	$31,132	$77,415	$161,871	$272,029	$134,222
Direct operating expenses	6,735	13,982	71,062	56,235	41,337
Excess of revenues over direct operating expenses	$24,397	$63,433	$90,809	$215,794	$92,885

See accompanying Notes to Statements of Revenues and Direct Operating Expenses

Notes to statements of revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc.
from MitEnergy Upstream, LLC

Note 1 — Basis of Presentation

On November 20, 2009 Energy XXI, Inc. (the “Company”), an indirect wholly-owned subsidiary of Energy XXI (Bermuda) Limited, signed an agreement to acquire from MitEnergy Upstream LLC (“MitEnergy”) certain offshore oil and gas properties located in the Gulf of Mexico near Louisiana and Texas (the “Properties”) as defined in the Purchase and Sale Agreement between the Company and MitEnergy for approximately $283.0 million, subject to normal closing adjustments, with an effective date of July 1, 2009. The accompanying statements of revenues and direct operating expenses relate to the operations of the oil and gas properties to be acquired by the Company.

The statements of revenues and direct operating expenses associated with the Properties were derived from the MitEnergy accounting records. During the years presented, the Properties were not accounted for or operated as a consolidated entity or as a separate division by MitEnergy. Revenues and direct operating expenses for the Properties included in the accompanying statements represent the net collective working and revenue interests to be acquired by the Company on the accrual basis of accounting. The revenues and direct operating expenses presented herein relate only to the interests in the producing oil and natural gas properties which will be acquired and do not represent all of the oil and natural gas operations of MitEnergy, other owners, or other third party working interest owners. Direct operating expenses include lease operating expenses and production and other related taxes. General and administrative expenses, depreciation, depletion and amortization (“DD&A”) of oil and gas properties and federal and state taxes have been excluded from direct operating expenses in the accompanying statements of revenues and direct operating expenses because the allocation of certain expenses would be arbitrary and would not be indicative of what such costs would have been had the Properties been operated as a stand alone entity. MitEnergy accounted for the Properties under the successful efforts method of accounting for oil and gas activities while the Company uses the full cost method. Accordingly, exploration expenses and dry hole costs are not applicable to this presentation. Full separate financial statements prepared in accordance with accounting principles generally accepted in the United States of America do not exist for the Properties and are not practicable to prepare in these circumstances. The statements of revenues and direct operating expenses presented are not indicative of the results of operations of the Properties on a go forward basis due to changes in the business and the omission of various operating expenses.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates:  The preparation of the statements of revenues and direct operating expenses for MitEnergy in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on management’s best available knowledge of current and future events, actual results could be different from those estimates.

Revenue Recognition:  Revenues are recognized for oil and natural gas sales under the sales method of accounting. Under this method, revenues are recognized on production as it is taken and delivered to its purchasers. The volumes sold may be more or less than the volumes entitled to, based on the owner’s net interest in the Properties. These differences result from production imbalances, which are not significant, and are reflected as adjustments to proved reserves and future cash flows in the unaudited supplementary oil and gas information included herein.

Notes to statements of revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc.
from MitEnergy Upstream, LLC

Note 3 — Supplementary Oil and Gas Information – (Unaudited)

Estimated Net Quantities of Oil and Natural Gas Reserves

The following estimates of the net proved oil and natural gas reserves of the Properties, which are located entirely within the United States of America, are based on evaluations prepared by third-party reservoir engineers and internal estimates prepared by the company. Reserves were estimated in accordance with guidelines established by the SEC and the Financial Accounting Standards Board (“FASB”), which require that reserve estimates be prepared under existing economic and operating conditions with no provisions for price and cost changes except by contractual arrangements. Reserve estimates are inherently imprecise and estimates of new discoveries are more imprecise than those of producing oil and gas properties. Accordingly, reserve estimates are expected to change as additional performance data becomes available.

Estimated quantities of proved domestic oil and gas reserves and changes in quantities of proved developed and undeveloped reserves in thousands of barrels (“MBbls”), million cubic feet (“MMcf”) and thousand barrels of oil equivalent (“MBOE”) were as follows:

	Crude Oil (MBbls)	Natural Gas (MMcf)	Total (MBOE)
Proved reserves at June 30, 2006	15,834	37,728	22,122
Production	(1,634)	(5,036)	(2,473)
Extensions and discoveries	392	120	412
Revisions of previous estimates	65	558	157
Proved reserves at June 30, 2007	14,657	33,370	20,218
Production	(2,362)	(5,026)	(3,201)
Extensions and discoveries	78	420	148
Revisions of previous estimates	3,079	4,157	3,773
Proved reserves at June 30, 2008	15,452	32,921	20,938
Production	(2,140)	(2,675)	(2,586)
Extensions and discoveries	4	34	10
Revisions of previous estimates	4,346	1,530	4,601
Proved reserves at June 30, 2009	17,662	31,810	22,963

Proved developed reserves:
June 30, 2006	12,272	27,731	16,894
June 30, 2007	11,095	23,373	14,990
June 30, 2008	11,685	21,710	15,303
June 30, 2009	16,492	28,562	21,252

Notes to statements of revenues and direct operating expenses of the oil and gas properties purchased by Energy XXI, Inc.
from MitEnergy Upstream, LLC

Discounted Future Net Cash Flows

A summary of the discounted future net cash flows relating to proved crude oil and natural gas reserves is shown below. Future net cash flows are computed using year-end commodity prices and costs that relate to the Properties’ existing proved crude oil and natural gas reserves.

The discounted future net cash flows related to proved oil and gas reserves as of June 30, 2009, 2008 and 2007 are as follows (in thousands):

	June 30,
	2009	2008	2007
Future cash inflows	$1,334,975	$2,649,687	$1,232,660
Less related future
Production costs	324,243	478,212	171,172
Development costs	169,657	185,687	178,666
Future net cash flows	841,075	1,985,788	882,822
Ten percent annual discount for estimated timing of cash flows	239,101	475,356	219,333
Standardized measure of discounted future net cash flows	$601,974	$1,510,432	$663,489

Changes in Discounted Future Net Cash Flows

A summary of the changes in the discounted future net cash flows applicable to proved crude oil and natural gas reserves follows (in thousands):

	Twelve Months Ended June 30,
	2009	2008	2007
Beginning of period	$1,510,432	$663,489	$674,739
Revisions of previous estimates
Changes in prices and costs	(1,107,941)	723,269	9,441
Changes in quantities	395,628	110,991	17,524
Additions to proved reserves resulting from extensions, discoveries and improved recovery, less related costs	315	9,670	5,676
Accretion of discount	151,043	66,349	67,474
Sales, net of production costs	(90,809)	(215,794)	(92,885)
Changes in rate of production and other	(256,694)	152,458	(18,480)
Net change	(908,458)	846,943	(11,250)
End of period	$601,974	$1,510,432	$663,489

PROSPECTUS

$500,000,000

ENERGY XXI (BERMUDA) LIMITED

Debt Securities
Preferred Stock
Common Stock
Depositary Shares
Warrants

Guarantee of Debt Securities of Energy XXI (Bermuda) Limited by:
Energy XXI Texas, LP, Energy XXI Texas GP, LLC, Energy XXI GOM, LLC and Energy XXI Gulf Coast, Inc.

We may offer and sell the securities listed above from time to time in one or more offerings in one or more classes or series. Any debt securities we issue under this prospectus may be guaranteed by one or more of our subsidiaries.

The aggregate initial offering price of the securities that we will offer will not exceed $500,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of the offerings. The securities may be offered separately or together in any combination or as a separate series.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering and the terms of the securities being offered, including any guarantees by our subsidiaries. The supplements may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

We may sell these securities directly or through agents, underwriters or dealers, or through a combination of these methods. See “Plan of Distribution.” The prospectus supplement will list any agents, underwriters or dealers that may be involved and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the securities being offered, after the expenses of the offering. You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in any of our securities.

Investing in our common stock involves a high degree of risk. Please read carefully “Risk Factors” beginning on page 9.

Our restricted and unrestricted common stock trades on the Alternative Investment Market of the London Stock Exchange under the symbols “EXXS” and “EXXI,” respectively. Our unrestricted common stock also trades on The Nasdaq Capital Market under the symbol “EXXI.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is March 18, 2008

ENERGY XXI (BERMUDA) LIMITED

You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to as the SEC, using a “shelf” registration process. Under this shelf registration process, we may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both the prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation by Reference,” before buying securities in this offering.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Energy XXI,” “we,” “us” and “our” mean Energy XXI (Bermuda) Limited and its wholly owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the sale of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.energyxxi.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The following documents we filed with the SEC pursuant to the Exchange Act are incorporated herein by reference:

➢	our annual report on Form 10-K for the year ended June 30, 2007, as filed with the SEC on September 27, 2007;
➢	our quarterly report on Form 10-Q for the three months ended September 30, 2007, as filed with the SEC on November 13, 2007;
➢	our current reports on Form 8-K, as filed with the SEC on November 6, 2007, November 13, 2007, November 15, 2007, November 26, 2007 and December 4, 2007 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K); and
➢	the description of our common stock in our Registration Statement on Form 8-A (File No. 001-33628) under Section 12(b) of the Exchange Act.

All documents filed pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) after the date of the initial registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Energy XXI (Bermuda) Limited
Attn: Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this prospectus, our filings with the SEC and our public releases, including, but not limited to, information regarding the status and progress of our operating activities, the plans and objectives of our management, assumptions regarding our future performance and plans, and any financial guidance provided therein are forward-looking statements within the meaning of Section 27A(i) of the Securities Act of 1933, or the Securities Act, and Section 21E(i) of the Securities Exchange Act of 1934, or the Exchange Act. The words “believe,” “may,” “will,” “estimate,” “continues,” “anticipate,” “intend,” “forsee,” “expect,” “should,” “could,” “plan,” “predict,” “project,” or their negatives and similar expressions identify these forward-looking statements, although not all forward-looking statements contain these identifying words.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

➢	our business strategy;
➢	our financial position;
➢	our cash flow and liquidity;
➢	integration of acquisitions;
➢	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;
➢	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;
➢	uncertainties in estimating our oil and gas reserves;
➢	replacing our oil and gas reserves;
➢	uncertainties in exploring for and producing oil and gas;
➢	our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;
➢	availability of drilling and production equipment and field service providers;
➢	disruptions capacity constraints in, or other limitations on the pipeline systems which deliver our gas and other processing and transportation considerations;
➢	competition in the oil and gas industry;
➢	our inability to retain and attract key personnel;
➢	the effects of government regulation and permitting and other legal requirements;
➢	costs associated with perfecting title for mineral rights in some of our properties; and
➢	other factors discussed under “Risk Factors.”

Other factors besides those described in this prospectus, any prospectus supplement or the documents we incorporate by reference herein could also affect our actual results. These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

ABOUT ENERGY XXI (BERMUDA) LIMITED

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus, including the information presented under the heading “Risk Factors” and the other information contained in or incorporated by reference in this prospectus before making an investment decision.

Overview

We are an independent oil and natural gas exploration and production company whose growth strategy emphasizes acquisitions, enhanced by a value-added organic drilling program. We operate geographically focused producing reserves located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore, and we target the acquisition of oil and gas properties with which we can add value by increasing production and ultimate recovery of reserves, whether through exploitation or exploration, often using reprocessed seismic data to identify previously overlooked opportunities.

As of our fiscal year end June 30, 2007, our total proved reserves were 55.6 MMBoe and we operated or had an interest in 338 producing wells on 131,235 net developed acres, including interests in 60 producing fields. All of our properties are located on the Gulf Coast and in the Gulf of Mexico, with approximately 76 percent of our proved reserves being offshore. This concentration facilitates our ability to manage the operated fields efficiently. We believe managing our assets is a key strength, and approximately 75 percent of our proved reserves are on properties operated by us. In addition, we have a seismic database covering approximately 2,300 square miles, primarily focused on our existing operations. This database has helped us identify additional development and exploration opportunities. We believe the mature legacy fields on which our assets are located lend themselves well to our aggressive exploitation strategy and expect to identify incremental exploration opportunities on the properties. For our fiscal year ended June 30, 2007, approximately 84 percent of our drilling capital was spent on exploitation, with the balance split between lower-risk and higher-impact exploration plays. We intend to grow our reserve base and increase production through strategic acquisitions of oil and natural gas properties, our drilling program and the further optimization of production.

We actively manage price risk and hedge a high percentage of our proved developed producing reserves to enhance revenue certainty and predictability. Our disciplined risk management strategy provides substantial price protection so that our cash flow is largely driven by production results rather than commodity prices. This greater price certainty allows us to efficiently allocate our capital resources and minimize our operating cost.

Reserves

The following estimates of our net proved crude oil and natural gas reserves at June 30, 2007 are based on evaluations prepared by our third-party reservoir engineers, Miller and Lents, Ltd., Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., in accordance with SEC regulations.

	June 30, 2007
	Proved Developed Producing	Proved Developed Non-Producing	Total Proved Developed	Proved Undeveloped	Total Proved Reserves
Crude oil (MBbls)	10,409	10,569	20,978	9,362	30,340
Natural gas (MMcf)	53,272	43,479	96,751	55,081	151,832
Total (MBOE)	19,288	17,815	37,103	18,542	55,645
PV-10 (in thousands)(1)	$707,922	$524,145	$1,232,067	$366,566	$1,598,633
Discounted corporate overhead costs	—	—	—	—	(12,645)
Discounted income taxes	—	—	—	—	(192,834)
Standardized measure of discounted future net cash flows (in thousands)	—	—	—	—	$1,393,154

(1)	PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of June 30, 2007) without giving effect to non-property related expenses such as general and administrative expenses, debt service, DD&A expense and discounted at 10 percent per year before income taxes.

Productive Wells

The following table sets forth our working interests in productive wells as of the dates indicated.

	As of September 30, 2007		As of June 30, 2007
	Gross	Net	Gross	Net
Natural Gas	170	65.3	167	63.5
Crude Oil	173	75.6	171	73.1
Total	343	140.9	338	136.6

Drilling Activity

The following table sets forth our drilling activity for the periods indicated.

	Quarter Ended September 30, 2007		Year Ended June 30, 2007		Period from Inception July 25, 2005 Through June 30, 2006
	Gross	Net	Gross	Net	Gross	Net
Productive
Development	1.0	1.0	19.0	14.6	8.0	6.8
Exploratory	4.0	3.3	5.0	2.8	—	—
Total	5.0	4.3	24.0	17.4	8.0	6.8
Dry
Development	2.0	2.0	8.0	8.0	2.0	1.5
Exploratory	1.0	0.5	8.0	3.6	—	—
Total	3.0	2.5	16.0	11.6	2.0	1.5

Oil and Gas Production and Prices

Our average daily production represents our net ownership and includes royalty interests and net profit interests owned by us. The following table sets forth our average daily production and average sales prices for the periods indicated.

	Quarter Ended September 30, 2007	Year Ended June 30, 2007	Period from Inception July 25, 2005 Through June 30, 2006
Sales Volumes per Day
Natural gas (MMcf)	83.5	50.3	27.9
Crude oil (MBbls)	12.3	7.8	5.1
Total (MBOE)	26.2	16.2	9.7
Average Sales Price
Natural gas per Mcf	$5.83	$7.13	$6.48
Hedge gain per Mcf	1.46	0.90	0.86
Total natural gas per Mcf	$7.29	$8.03	$7.34
Crude oil per Bbl	$79.19	$62.33	$66.64
Hedge gain (loss) per Bbl	(1.52)	5.60	(1.56)
Total crude oil per Bbl	$77.67	$67.93	$65.08
Sales price per BOE	$55.69	$52.23	$53.35
Hedge gain per BOE	3.94	5.48	1.67
Total sales price per BOE	$59.63	$57.71	$55.02

Production Unit Costs

The following table sets forth our production unit costs. Production costs include production taxes and lease operating expense for the periods indicated.

	Quarter Ended September 30, 2007	Year Ended June 30, 2007	Period from Inception July 25, 2005 Through June 30, 2006
Average Costs per BOE
Production costs
Lease operating expense
Workover expense	$2.10	$1.40	$0.19
Insurance expense	2.00	2.14	0.17
Other lease operating expense	8.64	8.12	11.20
Production taxes	0.81	0.61	0.10
	$13.55	$12.27	$11.66
Depreciation, depletion and amortization rates	$30.42	$24.68	$23.78

Capital Expenditures

The following table sets forth our capital expenditures for the periods indicated.

	Quarter Ended September 30, 2007	Year Ended June 30, 2007	Period from Inception July 25, 2005 Through June 30, 2006
	(In Thousands)
Oil and Gas Activities
Development	$47,896	$362,219	$18,002
Exploration	31,228	67,140	—
Acquisitions	33,468	717,618	448,374
Other Property and Equipment	365	2,468	1,701
Total	$112,957	$1,149,445	$468,077

Properties

Below is a map showing the location of our significant properties.

Corporate History and Offices

We were originally formed and incorporated in July 2005 as an exempted company under the laws of Bermuda to serve as a vehicle for the acquisition of oil and gas reserves and related assets. In October 2005, we completed a $300 million initial public offering of common stock and warrants on the Alternative Investment Market of the London Stock Exchange. To date, we have completed three major acquisitions of oil and natural gas properties.

Our exploration and production activities commenced in April 2006 upon our acquisition of Marlin Energy Offshore, LLC and its affiliates (“Marlin”), whose Gulf of Mexico assets consisted of working interests in 34 oil and gas fields with 108 producing wells. The net proved reserve base of the Marlin properties totaled 25.2 MMBoe as of June 30, 2007. In July 2006, we acquired additional oil and gas working interests in 21 onshore and inland water Louisiana Gulf Coast fields from affiliates of Castex Energy, Inc. (“Castex”). The Castex properties held net proved reserves of 10.2 MMBoe as of June 30, 2007. On June 8, 2007, we acquired certain oil and natural gas properties in the Gulf of Mexico (the “Pogo Properties”) from Pogo Producing Company (the “Pogo Acquisition.”) The Pogo Acquisition included working interests in 28 oil and gas fields. The net proved reserve base of the Pogo Properties totaled 20.2 MMBoe as of June 30, 2007. In the month ended June 30, 2007, the Pogo Properties added 7.9 MBoed to our production level.

Our principal executive offices are located at Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda, and our telephone number at that address is (441) 295-2244.

RISK FACTORS

Your investment in our securities involves risks. You should carefully consider, in addition to the other information contained in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement, the risks described below before deciding whether an investment in our securities is appropriate for you.

The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Associated with Energy XXI Generally

Because we have a limited operating history, you may not be able to evaluate our current and future business prospects accurately.

We have a limited operating and financial history upon which you can base an evaluation of our current and future business. The results of exploration, development, production and operation of our properties may differ significantly from that of prior owners.

The possible lack of business diversification may adversely affect our results of operations.

Unlike other entities that are geographically diversified, we will not have the resources to effectively diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating only offshore Gulf of Mexico and Louisiana acquisitions our lack of diversification may:

➢	subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we operate; and
➢	result in our dependency upon a single or limited number of reserve basins.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

We have incurred substantial indebtedness in acquiring our properties. Our leverage and the current and future restrictions contained in the agreements governing our indebtedness may reduce our ability to incur additional indebtedness, engage in certain transactions or capitalize on acquisition or other business opportunities. Our indebtedness and other financial obligations and restrictions could have important consequences. For example, they could:

➢	impair our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, general corporate purposes or other purposes;
➢	result in higher interest expense in the event of increases in interest rates since some of our debt is at variable rates of interest;
➢	have a material adverse effect if we fail to comply with financial and restrictive covenants in any of our debt agreements, including an event of default if such event is not cured or waived;
➢	require us to dedicate a substantial portion of its future cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;
➢	limit our flexibility in planning for, or reacting to, changes in our business and industry; and
➢	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet future debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity or sell assets. We may then be unable to obtain such financing or capital or sell assets on satisfactory terms, if at all.

We expect to have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We expect to make substantial capital expenditures for the acquisition, development, production, exploration and abandonment of oil and gas reserves. Our capital requirements will depend on numerous factors, and we cannot predict accurately the timing and amount of our capital requirements. We intend to primarily finance our capital expenditures through cash flow from operations. However, if our capital requirements vary materially from those provided for in our current projections, we may require additional financing sooner than anticipated. A decrease in expected revenues or adverse change in market conditions could make obtaining this financing economically unattractive or impossible. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition and results of operations. As a result, we may lack the capital necessary to complete potential acquisitions or to capitalize on other business opportunities.

Risks Associated with Acquisitions and Our Risk Management Program

Our acquisitions may be stretching our existing resources.

Since our inception in 2005, we have made three major acquisitions and have become a reporting company in the United States. These transactions may prove to stretch our internal resources and infrastructure. As a result, we may need to invest in additional resources, which will increase our costs. Any further acquisitions we make over the short term would likely exacerbate these risks.

We may be unable to successfully integrate the operations of the properties we acquire.

Integration of the operations of the properties we acquire with our existing business will be a complex, time-consuming and costly process. Failure to successfully integrate the acquired businesses and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

➢	operating a significantly larger combined organization;
➢	coordinating geographically disparate organizations, systems and facilities;
➢	integrating corporate, technological and administrative functions;
➢	diverting management’s attention from other business concerns;
➢	loss of key vendors from the acquired businesses;
➢	a significant increase in our indebtedness; and
➢	potential environmental or regulatory liabilities and title problems.

The process of integrating our operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

In addition, we face the risk of identifying, competing for and pursuing other acquisitions, which takes time and expense and diverts management’s attention from other activities.

We may not realize all of the anticipated benefits from our acquisitions.

We may not realize all of the anticipated benefits from acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than unexpected acquisition and operating costs or other difficulties, unknown liabilities, inaccurate reserve estimates and fluctuations in market prices.

If we are unable to effectively manage the commodity price risk of our production if energy prices fall, we may not realize the anticipated cash flows from our acquisitions.

Compared to some other participants in the oil and gas industry, we are a relatively small company with modest resources. Therefore, there is the possibility that we may be required to either purchase relatively expensive put options, or commit to deliver future production, to manage the commodity price risk of our future production. To the extent that we commit to deliver future production, we may be forced to make cash deposits available to counterparties as they mark to market these financial hedges. This funding requirement may limit the level of commodity price risk management that we are prudently able to complete. In addition, we are unlikely to hedge undeveloped reserves to the same extent that we hedge the anticipated production from proved developed reserves. If we do not manage or are not capable of managing the commodity price risk of our production and energy prices fall significantly, we may not be able to realize the cash flows from our assets that are currently anticipated even if we are successful in increasing the production and ultimate recovery of reserves.

If we place hedges on future production and encounter difficulties meeting that production, we may not realize the originally anticipated cash flows.

Our assets consist of a mix of reserves, with some being developed while others are undeveloped. To the extent that we sell the production of these reserves on a forward-looking basis but do not realize that anticipated level of production, our cash flow may be adversely affected if energy prices rise above the prices for the forward-looking sales. In this case, we would be required to make payments to the purchaser of the forward-looking sale equal to the difference between the current commodity price and that in the sales contract multiplied by the physical volume of the shortfall. There is the risk that production estimates could be inaccurate or that storms or other unanticipated problems could cause the production to be less than the amount anticipated causing us to make payments to the purchasers pursuant to the terms of the hedging contracts.

Risks Related to the Oil and Gas Business

Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would significantly affect our financial results and impede growth.

Our future revenues, profitability and cash flow will depend substantially upon the prices and demand for oil and natural gas. The markets for these commodities are volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control, such as:

➢	domestic and foreign supplies of oil and natural gas;
➢	price and quantity of foreign imports of oil and natural gas;
➢	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil and natural gas price and production controls;
➢	level of consumer product demand;
➢	level of global oil and natural gas exploration and productivity;
➢	domestic and foreign governmental regulations;
➢	level of global oil and natural gas inventories;
➢	political conditions in or affecting other oil-producing and natural gas-producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;
➢	weather conditions;
➢	technological advances affecting oil and natural gas consumption;
➢	overall U.S. and global economic conditions; and

➢	price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Lower oil and natural gas prices may not only decrease our expected future revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. This may result in us having to make substantial downward adjustments to our estimated proven reserves and could have a material adverse effect on our financial condition and results of operations.

To attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of the Marlin, Castex or Pogo properties will materially affect the quantities and present value of those reserves.

Estimating crude oil and natural gas reserves is complex and inherently imprecise. It requires interpretation of the available technical data and making many assumptions about future conditions, including price and other economic conditions. In preparing such estimates, projection of production rates, timing of development expenditures and available geological, geophysical, production and engineering data are analyzed. The extent, quality and reliability of this data can vary. This process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. If our interpretations or assumptions used in arriving at our reserve estimates prove to be inaccurate, the amount of oil and gas that will ultimately be recovered may differ materially from the estimated quantities and net present value of reserves owned by us. Any significant inaccuracies in these interpretations or assumptions could also materially affect the estimated quantities of reserves shown in the reserve reports summarized herein. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from estimates, perhaps significantly. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Unless we replace crude oil and natural gas reserves our future reserves and production will decline.

Our future crude oil and natural gas production will depend on our success in finding or acquiring additional reserves. If we are unable to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected. In general, production from crude oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. We also may not be successful in raising funds to acquire additional reserves.

Relatively short production periods or reserve life for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low oil and natural gas prices.

High production rates generally result in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years when compared to other regions in the United States. Typically, 50% of the reserves of properties in the Gulf of Mexico are depleted within three to four years. Due to high initial production rates, production of reserves from reservoirs in the Gulf of Mexico generally decline more rapidly than from other producing reservoirs. The vast majority of our existing operations are in the Gulf of Mexico. As a result, our reserve replacement needs from new prospects may be greater than those of other oil and gas companies with longer life reserves in other producing areas. Also, our expected revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our need to generate revenues to fund ongoing capital commitments or repay debt may limit our ability to slow or shut in production from producing wells during periods of low prices for oil and natural gas.

Competition for oil and gas properties and prospects is intense and some of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors are major or independent oil and gas companies that possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we. We actively compete with other companies when acquiring new leases or oil and gas properties. For example, new leases acquired from the Minerals Management Service, or MMS, are acquired through a “sealed bid” process and are generally awarded to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than we are able or willing to pay. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute exploration and exploitation plans on a timely basis and within budget, and consequently could adversely affect our anticipated cash flow.

We utilize third-party services to maximize the efficiency of our organization. The cost of oil field services has increased significantly during the past year as oil and gas companies have sought to increase production. While we currently have excellent relationships with oil field service companies, there is no assurance that we will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

The geographic concentration of our properties in the Gulf of Mexico subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting the Gulf of Mexico specifically.

The geographic concentration of our properties in the Gulf of Mexico means that some or all of the properties could be affected should the Gulf of Mexico experience:

➢	severe weather;
➢	delays or decreases in production, the availability of equipment, facilities or services;
➢	delays or decreases in the availability of capacity to transport, gather or process production; and/or
➢	changes in the regulatory environment.

For example, the oil and gas properties that we acquired in April 2006 were damaged by both Hurricanes Katrina and Rita, which required us to spend a considerable amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. Although we maintain insurance coverage to cover a portion of these types of risks, there may be potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss.

Because all or a number of the properties could experience any of the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other producers who have properties over a wider geographic area.

Our future business will involve many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

We engage in exploration and development drilling activities. Any such activities may be unsuccessful for many reasons. In addition to a failure to find oil or natural gas, drilling efforts can be affected by adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a gas or oil well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, could cause a well to become uneconomic or only marginally economic. In addition to their costs, unsuccessful wells could impede our efforts to replace reserves.

Our business involves a variety of inherent operating risks, including:

➢	fires;
➢	explosions;
➢	blow-outs and surface cratering;
➢	uncontrollable flows of gas, oil and formation water;
➢	natural disasters, such as hurricanes and other adverse weather conditions;
➢	pipe, cement, subsea well or pipeline failures;
➢	casing collapses;
➢	mechanical difficulties, such as lost or stuck oil field drilling and service tools;
➢	abnormally pressured formations; and
➢	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses due to costs and/or liability incurred as a result of:

➢	injury or loss of life;
➢	severe damage to and destruction of property, natural resources and equipment;
➢	pollution and other environmental damage;
➢	clean-up responsibilities;
➢	regulatory investigations and penalties;
➢	suspension of our operations; and
➢	repairs to resume operations.

Our offshore operations will involve special risks that could affect operations adversely.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we are not intending to put in place business interruption insurance due to the fact that this is not economically viable and therefore may not be able to rely on insurance cover in the event of such natural phenomena. Currently, we have only one deepwater leasehold block with no production or proved reserves. However, we may evaluate activity in the deepwater Gulf of Mexico in the future. Exploration for oil or natural gas in the deepwater of the Gulf of Mexico generally involves greater operational and financial risks than exploration on the shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Deepwater wells use subsea completion techniques with subsea trees tied back to host production facilities with flow lines. The installation of these subsea trees and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations may encounter mechanical difficulties and equipment failures that could result in significant cost overruns. Furthermore, the deepwater operations generally lack the physical and oilfield service infrastructure present on the shelf. As a result, a significant amount of time may elapse between a deepwater discovery and the marketing of the associated oil or natural gas, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of infrastructure, some reserve discoveries in the deepwater may never be produced economically.

The properties which we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities.

The properties we acquire may not produce as expected, may be in an unexpected condition and we may be subject to increased costs and liabilities, including environmental liabilities. Although we will review properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. We focus our review efforts on the higher value properties or properties with known adverse conditions and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential. Inspections may not be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

Market conditions or transportation impediments may hinder access to oil and gas markets or delay production.

Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay production. The availability of a ready market for oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines or trucking and terminal facilities. In deepwater operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in wells or delay initial production for lack of a market or because of inadequacy or unavailability of pipeline or gathering system capacity. When that occurs, we will be unable to realize revenue from those wells until the production can be tied to a gathering system. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and gas and realization of revenues. In some cases, our wells may be tied back to platforms owned by parties with no economic interests in these wells. There can be no assurance that owners of such platforms will continue to operate the platforms. If the owners cease to operate the platforms or their processing equipment, we may be required to shut in the associated wells, which could adversely affect our results of operations.

We will not be the operator on all of our properties and therefore will not be in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves on such properties.

As we carry out our planned drilling program, we will not serve as operator of all planned wells. We operate approximately 75% of our properties. As a result, we may have limited ability to exercise influence over the operations of some non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

➢	the timing and amount of capital expenditures;

➢	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;
➢	the operator’s expertise and financial resources;
➢	approval of other participants in drilling wells;
➢	selection of technology; and
➢	the rate of production of the reserves.

Our insurance may not protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. As a result, we procure other desirable insurance on commercially reasonable terms, if possible. Although we will maintain insurance at levels we believe is appropriate and consistent with industry practice, we will not be fully insured against all risks, including business interruption insurance which cannot be sourced on economic terms, and drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations. As a result of a number of recent catastrophic events like the terrorist attacks on September 11, 2001 and Hurricanes Ivan, Katrina and Rita, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Ivan, Katrina and Rita. As a result, insurance costs have increased significantly from the costs that similarly situated participants in this industry have historically incurred. Insurers are requiring higher retention levels and limit the amount of insurance proceeds that are available after a major wind storm in the event that damages are incurred. If storm activity in the future is as severe as it was in 2005, insurance underwriters may no longer insure Gulf of Mexico assets against weather-related damage. A number of industry participants have previously maintained business interruption insurance. This insurance may not be economically available in the future, which could adversely impact business prospects in the Gulf of Mexico and adversely impact our operations. If an accident or other event resulting in damage to our operations, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

Our operations will be subject to environmental and other government laws and regulations that are costly and could potentially subject us to substantial liabilities.

Crude oil and natural gas exploration and production operations in the United States and the Gulf of Mexico are subject to extensive federal, state and local laws and regulations. Companies operating in the Gulf of Mexico are subject to laws and regulations addressing, among others, land use and lease permit restrictions, bonding and other financial assurance related to drilling and production activities, spacing of wells, unitization and pooling of properties, environmental and safety matters, plugging and abandonment of wells and associated infrastructure after production has ceased, operational reporting and taxation. Failure to comply with such laws and regulations can subject us to governmental sanctions, such as fines and penalties, as well as potential liability for personal injuries and property and natural resources damages. We may be required to make significant expenditures to comply with the requirements of these laws and regulations, and future laws or regulations, or any adverse change in the interpretation of existing laws and regulations, could increase such compliance costs. Regulatory requirements and restrictions could also significantly delay or curtail our operations and could have a significant impact on our financial condition or results of operations.

Our oil and gas operations are subject to stringent laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

➢	require the acquisition of a permit before drilling commences;
➢	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;
➢	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and
➢	impose substantial liabilities for pollution resulting from operations.

Failure to comply with these laws and regulations may result in:

➢	the imposition of administrative, civil and/or criminal penalties;
➢	incurring investigatory or remedial obligations; and
➢	the imposition of injunctive relief.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Although we intend to be in compliance in all material respects with all applicable environmental laws and regulations, we cannot assure you that we will be able to comply with existing or new regulations. In addition, the risk of accidental spills, leakages or other circumstances could expose us to extensive liability.

We are unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would materially adversely increase our cost of doing business or affect operations in any area.

Under certain environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination, or if current or prior operations were conducted consistent with accepted standards of practice. Such liabilities can be significant, and if imposed could have a material adverse effect on our financial condition or results of operations.

Risks Related to Our Common Stock

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our current credit facility prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements that we may enter into from time to time. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Our memorandum of association and bye-laws contain provisions that could discourage an acquisition or change of control of us.

Our memorandum of association and bye-laws authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the memorandum of association and bye-laws, such as limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bye-laws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.

These provisions of our memorandum of association and bye-laws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock. Please read “Description of Capital Stock” for additional details concerning the provisions of our memorandum of association and bye-laws.

Future issuances of our common shares may adversely affect the price of our common shares.

The future issuance of a substantial number of common shares into the public market, or the perception that such issuance could occur, could adversely affect the prevailing market price of our common shares. A decline in the price of our common shares could make it more difficult to raise funds through future offerings of our common shares or securities convertible into common shares.

Risks Related to Debt Securities

If an active trading market does not develop for a series of Debt Securities sold pursuant to this prospectus, you may be unable to sell any such Debt Securities or to sell any such Debt Securities at a price that you deem sufficient.

Unless otherwise specified in an accompanying prospectus supplement, any Debt Securities sold pursuant to this prospectus will be new securities for which there currently is no established trading market. We may elect not to list any Debt Securities sold pursuant to this prospectus on a national securities exchange. While the underwriters of a particular offering of Debt Securities may advise us that they intend to make a market in those Debt Securities, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

➢	that a market for any series of Debt Securities will develop or continue;
➢	as to the liquidity of any market that does develop; or
➢	as to your ability to sell any Debt Securities you may own or the price at which you may be able to sell your Debt Securities.

A guarantee of Debt Securities could be voided if the guarantors fraudulently transferred their guarantees at the time they incurred the indebtedness, which could result in the holders of Debt Securities being able to rely on only Energy XXI (Bermuda) Limited to satisfy claims.

Any series of Debt Securities issued pursuant to this prospectus may be fully, irrevocably and unconditionally guaranteed by the Subsidiary Guarantors. However, under United States bankruptcy law and comparable provisions of state fraudulent transfer laws, such a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

➢	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;
➢	was insolvent or rendered insolvent by reason of such incurrence;
➢	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or
➢	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

➢	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;
➢	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or
➢	it could not pay its debts as they became due.

Holders of any Debt Securities sold pursuant to this prospectus will be effectively subordinated to all of our and the Subsidiary Guarantors’ secured indebtedness and to all liabilities of any non-guarantor subsidiaries.

Holders of our secured indebtedness, including the indebtedness under our credit facility, have claims with respect to our assets constituting collateral for their indebtedness that are prior to the claims of any Debt Securities sold pursuant to this prospectus. In the event of a default on such Debt Securities or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness secured thereby before any payment could be made on Debt Securities sold pursuant to this prospectus. Accordingly, the secured indebtedness would effectively be senior to such series of Debt Securities to the extent of the value of the collateral securing the indebtedness. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness, the holders of that indebtedness would be entitled to share with the holders of the Debt Securities issued pursuant to this prospectus and the holders of other claims against us with respect to our other assets.

In addition, the Subsidiary Guarantors may not constitute all of our subsidiaries and any series of Debt Securities issued and sold pursuant to this prospectus may not be guaranteed by all of our subsidiaries, and our non-guarantor subsidiaries will be permitted to incur additional indebtedness under the indenture. As a result, holders of such Debt Securities may be effectively subordinated to claims of third party creditors, including holders of indebtedness, and preferred shareholders of these non-guarantor subsidiaries. Claims of those other creditors, including trade creditors, secured creditors, governmental taxing authorities, holders of indebtedness or guarantees issued by the non-guarantor subsidiaries and preferred shareholders of the non-guarantor subsidiaries, will generally have priority as to the assets of the non-guarantor subsidiaries over our claims and equity interests. As a result, holders of our indebtedness, including the holders of the Debt Securities sold pursuant to this prospectus, will be effectively subordinated to all those claims.

As a holding company, our only source of cash is distributions from our subsidiaries.

We are a holding company with no operations of our own and we conduct all of our business through our subsidiaries. We are wholly dependent on the cash flow of our subsidiaries and dividends and distributions to us from our subsidiaries in order to service our current indebtedness and any of our future obligations. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefore. The ability of our subsidiaries to pay such dividends and distributions will be subject to, among other things, statutory or contractual restrictions. We cannot assure you that our subsidiaries will generate cash flow sufficient to pay dividends or distributions to us in order to pay interest or other payments on our debt.

Other Risks

If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in a timely manner or with adequate compliance, we may be unable to provide the required financial information in a timely and reliable manner and may be subject to sanctions by regulatory authorities.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our June 30, 2008 deadline, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such action could adversely affect our financial results or investors’ confidence in our company. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a significant extent upon the efforts and abilities of our executive officers. The loss of the services of one or more of these key employees could have a material adverse effect on us. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our exploitation strategy as quickly as we would otherwise wish to do.

Unanticipated decommissioning costs could materially adversely affect our future financial position and results of operations.

We may become responsible for unanticipated costs associated with abandoning and reclaiming wells, facilities and pipelines. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as “decommissioning.” Should decommissioning be required that is not presently anticipated, such costs may exceed the value of reserves remaining at any particular time. We may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on our financial position and results of operations.

If we are unable to acquire or renew permits and approvals required for operations, we may be forced to suspend or cease operations altogether.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies. We may not be able to obtain all necessary permits and approvals, and as a result our operations may be adversely affected. In addition, obtaining all necessary permits and approvals may necessitate substantial expenditures and may create a significant risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

We may be taxed as a United States Corporation.

We are incorporated under the laws of Bermuda because of our long-term desire to have substantial business interests outside the U.S. and recent legislation in the U.S. that penalizes domestic corporations that reincorporate in a foreign country.

We plan to purchase any U.S. assets through our wholly owned subsidiary Energy XXI USA, Inc. Energy XXI USA, Inc. and its subsidiaries will pay U.S. taxes on U.S. income. We do not currently intend to engage in any business activity in the U.S. However, there is a risk that some or all of our income could be challenged, and considered as effectively connected to a U.S. trade or business, and therefore subject to U.S. taxation. In consideration of this risk, we and our U.S. subsidiaries will implement certain operational steps to separate the U.S. operations from our other operations. In general, employees based in the U.S. will be employees of our U.S. subsidiaries, and will be paid for their services by such U.S. subsidiaries. Salaries of our employees who are resident in the U.S. and who render services to the U.S. business activities will be allocated as expenses of the U.S. subsidiaries.

ABOUT THE SUBSIDIARY GUARANTORS

Energy XXI (Bermuda) Limited is a holding company. We conduct all of our operations through our subsidiaries. Energy XXI Gulf Coast, Inc., Energy XXI GOM, LLC, Energy XXI Texas GP, LLC and Energy XXI Texas, LP, are our only material subsidiaries as of the date of this prospectus and, if so indicated in an accompanying prospectus supplement, may fully, irrevocably and unconditionally guarantee our payment obligations under any series of debt securities offered by this prospectus. We refer to Energy XXI Gulf Coast, Inc., Energy XXI GOM, LLC, Energy XXI Texas GP, LLC and Energy XXI Texas, LP in this prospectus as the “Subsidiary Guarantors.” Financial information concerning our Subsidiary Guarantors and non-guarantor subsidiaries will be included in our consolidated financial statements filed as a part of our periodic reports filed pursuant to the Exchange Act to the extent required by the rules and regulations of the SEC.

Additional information concerning our subsidiaries and us is included in reports and other documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

Except as may be stated in the applicable prospectus supplement, we intend to use the net proceeds we receive from any sales of securities by us under this prospectus for general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratios of earnings to fixed charges and ratios of earnings to fixed charges plus preferred stock dividends for the periods indicated.

	Period from Inception (July 25, 2005) to June 30, 2006	Year Ended June 30, 2007	Three Months Ended September 30,
			2006	2007
		(Unaudited)
Ratio of earnings to fixed charges	2.09	1.61	1.20	1.11

The ratios were computed by dividing earnings by fixed charges. For this purpose, “earnings” represent the aggregate of (i) income from continuing operations before income taxes and (ii) fixed charges (excluding capitalized interest). “Fixed charges” consists of interest expense, amortization of debt discount and deferred financing costs.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures among us, the Subsidiary Guarantors of such Debt Securities, if any, and a trustee to be determined (the “Trustee”). Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

The Debt Securities may be issued from time to time in one or more series. The particular terms of each series that are offered by a prospectus supplement will be described in the prospectus supplement.

Unless the Debt Securities are guaranteed by our subsidiaries as described below, the rights of Energy XXI (Bermuda) Limited and our creditors, including holders of the Debt Securities, to participate in the assets of any subsidiary upon the latter’s liquidation or reorganization, will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourself be a creditor with recognized claims against such subsidiary.

We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the Indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series (Section 301). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture. The Debt Securities may be our secured or unsecured obligations.

The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities. If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock (Section 301).

If the prospectus supplement so indicates, the Debt Securities will be convertible into our common stock (Section 301).

If specified in the prospectus supplement, Energy XXI Gulf Coast, Inc., Energy XXI Texas, LP, Energy XXI Texas GP, LLC, Energy XXI GOM, LLC (the “Subsidiary Guarantors”) will fully and unconditionally guarantee (the “Subsidiary Guarantees”) the Debt Securities as described under “— Subsidiary Guarantees” and in the prospectus supplement. The Subsidiary Guarantees will be unsecured obligations of the Subsidiary Guarantors. A Subsidiary Guarantee of Subordinated Debt Securities will be subordinated to the Senior Debt of the Subsidiary Guarantors on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt (Article Thirteen).

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

(1)	the title of the Debt Securities;
(2)	whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;
(3)	whether the Subsidiary Guarantors will provide the Subsidiary Guarantees of the Debt Securities;

(4)	any limit on the aggregate principal amount of the Debt Securities;
(5)	the dates on which the principal of the Debt Securities will be payable;
(6)	the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities;
(7)	the places where payments on the Debt Securities will be payable;
(8)	any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;
(9)	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;
(10)	the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;
(11)	whether the Debt Securities are defeasible;
(12)	any addition to or change in the Events of Default;
(13)	whether the Debt Securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;
(14)	any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and
(15)	any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

Debt Securities, including any Debt Securities which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof (“Original Issue Discount Securities”), may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our Senior Debt, including the Senior Debt Securities, and it may also be senior in right of payment to all of our Subordinated Debt (Article Twelve of the Subordinated Indenture). The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

➢	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;
➢	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and
➢	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “ —  Legal Defeasance and Covenant Defeasance.”

Subsidiary Guarantees

If specified in the prospectus supplement, the Subsidiary Guarantors will guarantee the Debt Securities of a series. Unless otherwise indicated in the prospectus supplement, the following provisions will apply to the Subsidiary Guarantees of the Subsidiary Guarantors.

Subject to the limitations described below and in the prospectus supplement, the Subsidiary Guarantors will fully and unconditionally guarantee the punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all our payment obligations under the Indentures and the Debt Securities of a series, whether for principal of, premium, if any, or interest on the Debt Securities or otherwise (all such obligations guaranteed by the Subsidiary Guarantors being herein called the “Guaranteed Obligations”). The Subsidiary Guarantors will also pay all expenses (including reasonable counsel fees and expenses) incurred by the applicable Trustee in enforcing any rights under the Subsidiary Guarantees with respect to each Subsidiary Guarantor (Section 1302).

In the case of Subordinated Debt Securities, a Subsidiary Guarantor’s Subsidiary Guarantee will be subordinated in right of payment to the Senior Debt of such Subsidiary Guarantor on the same basis as the Subordinated Debt Securities are subordinated to our Senior Debt. No payment will be made by any Subsidiary Guarantor under its Subsidiary Guarantee during any period in which payments by us on the Subordinated Debt Securities are suspended by the subordination provisions of the Subordinated Indenture (Article Fourteen of the Subordinated Indenture).

Each Subsidiary Guarantee will be limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the relevant Subsidiary Guarantor without rendering such Subsidiary Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally (Section 1306).

Each Subsidiary Guarantee will be a continuing guarantee and will:

(1)	remain in full force and effect until either (a) payment in full of all the applicable Debt Securities (or such Debt Securities are otherwise satisfied and discharged in accordance with the provisions of the applicable Indenture) or (b) released as described in the following paragraph;
(2)	be binding upon each Subsidiary Guarantor; and
(3)	inure to the benefit of and be enforceable by the applicable Trustee, the Holders and their successors, transferees and assigns.

In the event that a Subsidiary Guarantor ceases to be a Subsidiary, either legal defeasance or covenant defeasance occurs with respect to the series or all or substantially all of the assets or all of the Capital Stock of such Subsidiary Guarantor is sold, including by way of sale, merger, consolidation or otherwise, such Subsidiary Guarantor will be released and discharged of its obligations under its Subsidiary Guarantee without any further action required on the part of the Trustee or any Holder, and no other person acquiring or owning the assets or Capital Stock of such Subsidiary Guarantor will be required to enter into a Subsidiary Guarantee (Section 1304). In addition, the prospectus supplement may specify additional circumstances under which a Subsidiary Guarantor can be released from its Subsidiary Guarantee.

Form, Exchange and Transfer

The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 302).

At the option of the Holder, subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount (Section 305).

Subject to the terms of the applicable Indenture and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose. No service charge will be made for any registration of transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in that connection. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement (Section 305). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 1002).

If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part (Section 305).

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1)	the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;
(2)	an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities; or
(3)	other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All certificated Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Sections 205 and 305).

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture (Section 308). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that is represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in certificated form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, the Subsidiary Guarantors, the Trustees or the agents of ourself, the Subsidiary Guarantors or the Trustees will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest (Section 307).

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 1002).

All money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment (Section 1003).

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1)	the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2)	immediately before and after giving pro forma effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and
(3)	several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1)	failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;
(2)	failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;
(3)	failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;
(4)	failure to perform or comply with the provisions described under “ — Consolidation, Merger and Sale of Assets;”
(5)	failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the applicable Trustee, or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series, as provided in such Indenture;
(6)	Indebtedness of ourself, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20.0 million;
(7)	any judgment or decree for the payment of money in excess of $20.0 million is entered against us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor, remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed;
(8)	certain events of bankruptcy, insolvency or reorganization affecting us, any Significant Subsidiary or, if a Subsidiary Guarantor has guaranteed the series, such Subsidiary Guarantor; and
(9)	if any Subsidiary Guarantor has guaranteed such series, the Subsidiary Guarantee of any such Subsidiary Guarantor is held by a final non-appealable order or judgment of a court of competent jurisdiction to be unenforceable or invalid or ceases for any reason to be in full force and effect (other than in accordance with the terms of the applicable Indenture) or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor denies or disaffirms such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from its Subsidiary Guarantee in accordance with the terms of the applicable Indenture) (Section 501).

If an Event of Default (other than an Event of Default with respect to Energy XXI (Bermuda) Limited described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately, together with any accrued and unpaid interest thereon. If an Event of Default with respect to Energy XXI (Bermuda) Limited described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable, together with any accrued and unpaid interest thereon. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 502). For information as to waiver of defaults, see “ — Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, each Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable security or indemnity (Section 603). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 512).

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1)	such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;
(2)	the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and
(3)	the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security (Section 508).

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

Modifications and amendments of an Indenture may be made by us, the Subsidiary Guarantors, if applicable, and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

(1)	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;
(2)	reduce the principal amount of, or any premium or interest on, any Debt Security;

(3)	reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;
(4)	change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;
(5)	impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;
(6)	modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;
(7)	except as provided in the applicable Indenture, release the Subsidiary Guarantee of a Subsidiary Guarantor;
(8)	reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;
(9)	reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;
(10)	modify such provisions with respect to modification, amendment or waiver (Section 902); or
(11)	following the making of an offer to purchase Debt Securities from any Holder that has been made pursuant to a covenant in such Indenture, modify such covenant in a manner adverse to such Holder.

The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 1009). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series (Section 513).

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

(1)	the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;
(2)	if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security;
(3)	the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause); and
(4)	certain Debt Securities, including those owned by us, any Subsidiary Guarantor or any of our other Affiliates, will not be deemed to be Outstanding (Section 101).

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other period as may be specified by us (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time (Section 104).

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1)	either:
(a)	all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or
(b)	all outstanding Debt Securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;
(2)	we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and
(3)	we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied (Article Four).

Legal Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 1502, relating to defeasance and discharge of indebtedness, which we call “legal defeasance” or Section 1503, relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance” (Section 1501).

Legal Defeasance.  The Indentures provide that, upon our exercise of our option (if any) to have Section 1502 applied to any Debt Securities, we and, if applicable, each Subsidiary Guarantor will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

(1)	we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;
(2)	no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;
(3)	such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument (other than the applicable Indenture) to which we are a party or by which we are bound;
(4)	in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and
(5)	we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1502 and 1504).

Covenant Defeasance.  The Indentures provide that, upon our exercise of our option (if any) to have Section 1503 applied to any Debt Securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6), (7) and (9) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Sections 1503 and 1504).

If we exercise either our legal defeasance or covenant defeasance option, any Subsidiary Guarantee will terminate (Section 1304).

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Sections 101 and 106).

Title

We, the Subsidiary Guarantors, the Trustees and any agent of us, the Subsidiary Guarantors or a Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 308).

Governing Law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York (Section 112).

DESCRIPTION OF CAPITAL STOCK

As of January 15 2008, our authorized capital stock was 402,500,000 shares. Those shares consisted of (a) 2,500,000 shares of preferred stock, $0.001 par value, none of which were outstanding; and (b) 400,000,000 shares of common stock, $0.001 par value, of which 84,511,906 shares were issued and outstanding. In addition, as of January 15, 2008, 5,000,000 shares of common stock were reserved for issuance pursuant to our 2006 Long Term Incentive Plan, of which 545,684 shares had been issued.

The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our Memorandum of Association and Bye-Laws, which are incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended June 30, 2007, and by the provisions of applicable law.

Common Stock

Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share held of record of common stock has one vote on all matters voted on by our shareholders, including the election of our directors. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election, subject to the rights, powers and preferences of any outstanding series of preferred stock.

No share of common stock affords any preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

Holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor, subject to any dividend preferences of any outstanding shares of preferred stock. Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable. Our restricted and unrestricted common stock trades on the Alternative Investment Market of the London Stock Exchange under the symbols “EXXS” and “EXXI,” respectively, and on The Nasdaq Capital Market under the symbol “EXXI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is CAPITA Registrars in the United Kingdom and Continental Stock Transfer & Trust Company in the United States.

Preferred Stock

As of the date of this prospectus, we have 2,500,000 shares of authorized but unissued preferred stock that are undesignated.

At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of our common stock:

➢	adopt resolutions to issue preferred stock in one or more classes or series;
➢	fix the number of shares constituting any class or series of preferred stock; and
➢	establish the rights of the holders of any class or series of preferred stock.

The rights of any class or series of preferred stock may include, among others:

➢	general or special voting rights;
➢	preferential liquidation or preemptive rights;
➢	preferential cumulative or noncumulative dividend rights;
➢	redemption or put rights; and
➢	conversion or exchange rights.

We may issue shares of, or rights to purchase, preferred stock the terms of which might:

➢	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;
➢	discourage an unsolicited proposal to acquire us; or
➢	facilitate a particular business combination involving us.

Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.

Anti-Takeover Provisions of our Memorandum of Association and Bye-Laws

The provisions of our Memorandum of Association and Bye-Laws we summarize below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the common stock.

Our memorandum of association and bye-laws authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the memorandum of association and bye-laws, such as limitations on shareholder proposals at meetings of shareholders and restrictions on the ability of our shareholders to call special meetings, could also make it more difficult for a third party to acquire control of us. Our bye-laws provide that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed.

These provisions of our memorandum of association and bye-laws may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock. Please read “Description of Capital Stock” for additional details concerning the provisions of our memorandum of association and bye-laws.

Limitation of Liability of Directors and Officers

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

DESCRIPTION OF DEPOSITARY SHARES

General

We may offer fractional shares of preferred stock, rather than full shares of preferred stock. If we decide to offer fractional shares of preferred stock, we will issue receipts for depositary shares. Each depositary share will represent a fraction of a share of a particular series of preferred stock. The prospectus supplement will indicate that fraction. The shares of preferred stock represented by depositary shares will be deposited under a depositary agreement between us and a bank or trust company that meets certain requirements and is selected by us (the “Bank Depositary”). Each owner of a depositary share will be entitled to all the rights and preferences of the preferred stock represented by the depositary share. The depositary shares will be evidenced by depositary receipts issued pursuant to the depositary agreement. Depositary receipts will be distributed to those persons purchasing the fractional shares of preferred stock in accordance with the terms of the offering.

We have summarized selected provisions of a depositary agreement and the related depositary receipts. The summary is not complete. The forms of the depositary agreement and the depositary receipts relating to any particular issue of depositary shares will be filed with the SEC via a Current Report on Form 8-K prior to our offering of the depositary shares, and you should read such documents for provisions that may be important to you.

Dividends and Other Distributions

If we pay a cash distribution or dividend on a series of preferred stock represented by depositary shares, the Bank Depositary will distribute such dividends to the record holders of such depositary shares. If the distributions are in property other than cash, the Bank Depositary will distribute the property to the record holders of the depositary shares. However, if the Bank Depositary determines that it is not feasible to make the distribution of property, the Bank Depositary may, with our approval, sell such property and distribute the net proceeds from such sale to the record holders of the depositary shares.

Redemption of Depositary Shares

If we redeem a series of preferred stock represented by depositary shares, the Bank Depositary will redeem the depositary shares from the proceeds received by the Bank Depositary in connection with the redemption. The redemption price per depositary share will equal the applicable fraction of the redemption price per share of the preferred stock. If fewer than all the depositary shares are redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as the Bank Depositary may determine.

Voting the Preferred Stock

Upon receipt of notice of any meeting at which the holders of the preferred stock represented by depositary shares are entitled to vote, the Bank Depositary will mail the notice to the record holders of the depositary shares relating to such preferred stock. Each record holder of these depositary shares on the record date (which will be the same date as the record date for the preferred stock) may instruct the Bank Depositary as to how to vote the preferred stock represented by such holder’s depositary shares. The Bank Depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by such depositary shares in accordance with such instructions, and we will take all action which the Bank Depositary deems necessary in order to enable the Bank Depositary to do so. The Bank Depositary will abstain from voting shares of the preferred stock to the extent it does not receive specific instructions from the holders of depositary shares representing such preferred stock.

Amendment and Termination of the Depositary Agreement

The form of depositary receipt evidencing the depositary shares and any provision of the depositary agreement may be amended by agreement between the Bank Depositary and us. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The depositary agreement may be terminated by the Bank Depositary or us only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of our company and such distribution has been distributed to the holders of depositary receipts.

Charges of Bank Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the Bank Depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the depositary agreement to be for their accounts.

Withdrawal of Preferred Stock

Upon surrender of depositary receipts at the principal office of the Bank Depositary, subject to the terms of the depositary agreement, the owner of the depositary shares may demand delivery of the number of whole shares of preferred stock and all money and other property, if any, represented by those depositary shares. Partial shares of preferred stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of preferred stock to be withdrawn, the Bank Depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of preferred stock thus withdrawn may not thereafter deposit those shares under the depositary agreement or receive depositary receipts evidencing depositary shares therefor.

Miscellaneous

The Bank Depositary will forward to holders of depositary receipts all reports and communications from us that are delivered to the Bank Depositary and that we are required to furnish to the holders of the preferred stock.

Neither the Bank Depositary nor we will be liable if we are prevented or delayed by law or any circumstance beyond our control in performing our obligations under the depositary agreement. The obligations of the Bank Depositary and us under the depositary agreement will be limited to performance in good faith of our duties thereunder, and neither of us will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. Further, both of us may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Resignation and Removal of Bank Depositary

The Bank Depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the Bank Depositary. Any such resignation or removal will take effect upon the appointment of a successor Bank Depositary and its acceptance of such appointment. Such successor Bank Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our common stock. Warrants may be issued independently or together with Debt Securities, preferred stock or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

You should refer to the prospectus supplement relating to a particular issue of warrants for the terms of and information relating to the warrants, including, where applicable:

(1)	the number of shares of common stock purchasable upon exercise of the warrants and the price at which such number of shares of common stock may be purchased upon exercise of the warrants;
(2)	the date on which the right to exercise the warrants commences and the date on which such right expires (the “Expiration Date”);
(3)	United States federal income tax consequences applicable to the warrants;
(4)	the amount of the warrants outstanding as of the most recent practicable date; and
(5)	any other terms of the warrants.

Warrants will be offered and exercisable for United States dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase such number of shares of common stock at such exercise price as is in each case set forth in, or calculable from, the prospectus supplement relating to the warrants. The exercise price may be subject to adjustment upon the occurrence of events described in such prospectus supplement. After the close of business on the Expiration Date (or such later date to which we may extend such Expiration Date), unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised will be specified in the prospectus supplement relating to such warrants.

Prior to the exercise of any warrants, holders of the warrants will not have any of the rights of holders of common stock, including the right to receive payments of any dividends on the common stock purchasable upon exercise of the warrants, or to exercise any applicable right to vote.

PLAN OF DISTRIBUTION

We may sell or distribute the securities included in this prospectus through underwriters, through agents, dealers, in private transactions, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

In addition, we may sell some or all of the securities included in this prospectus through:

➢	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;
➢	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or
➢	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

In addition, we may enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus. We may enter into hedging transactions with respect to our securities. For example, we may:

➢	enter into transactions involving short sales of the common shares by broker-dealers;
➢	sell common shares short themselves and deliver the shares to close out short positions;
➢	enter into option or other types of transactions that require us to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or
➢	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, we may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.

There is currently no market for any of the securities, other than the shares of common stock, which trade on both the Alternative Investment Market of the London Stock Exchange and on the Nasdaq Capital Market. If the securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the securities, such underwriter would not be obligated to do so, and any such market making could be discontinued at any time without notice. Therefore, we cannot assure you as to whether an active trading market will develop for these other securities. We have no current plans for listing the debt securities on any securities exchange or on the National Association of Securities Dealers, Inc. automated quotation system; any such listing with respect to any particular debt securities will be described in the applicable prospectus supplement.

Any broker-dealers or other persons acting on our behalf that participate with us in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended, or the Securities Act. As of the date of this prospectus, we are not a party to any agreement, arrangement or understanding between any broker or dealer and us with respect to the offer or sale of the securities pursuant to this prospectus.

We may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

At the time that any particular offering of securities is made, to the extent required by the Securities Act, a prospectus supplement will be distributed setting forth the terms of the offering, including the aggregate number of securities being offered, the purchase price of the securities, the initial offering price of the securities, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on or through The Nasdaq Capital Market, the existing trading market for our common shares in the United States, or sales made to or through a market maker other than on an exchange.

Securities may also be sold directly by us. In this case, no underwriters or agents would be involved.

If a prospectus supplement so indicates, underwriters, brokers or dealers, in compliance with applicable law, may engage in transactions that stabilize or maintain the market price of the securities at levels above those that might otherwise prevail in the open market.

Pursuant to a requirement by the National Association of Securities Dealers, Inc., or NASD, the maximum commission or discount to be received by any NASD member or independent broker/dealer may not be greater than eight percent (8%) of the gross proceeds received by us for the sale of any securities being registered pursuant to SEC Rule 415 under the Securities Act of 1933.

If more than 10% of the net proceeds of any offering of securities made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL MATTERS

Our Bermuda legal counsel, Appleby, will pass upon certain legal matters in connection with certain of the offered securities. The validity of issuance of certain of the offered securities and other matters arising under Delaware law are being passed upon by Vinson & Elkins L.L.P., Houston Texas.

EXPERTS

The consolidated balance sheet of Energy XXI (Bermuda) Limited as of June 30, 2007 and 2006 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended June 30, 2007 and for the period from inception (July 25, 2005) through June 30, 2006 incorporated by reference herein have been audited by UHY LLP, independent registered public accounting firm, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information included in this prospectus regarding estimated quantities of our proved reserves as of June 30, 2007 were prepared or derived from estimates prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, Miller and Lents, Ltd., independent petroleum engineers, and Ryder Scott Company, LP, independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of these firms as experts in these matters.